UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 22, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2019 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2019 report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
20	Global Wealth Management
24	Personal & Corporate Banking
29	Asset Management
32	Investment Bank
36	Corporate Center

3.	Risk, treasury and capital management
41	Risk management and control
45	Balance sheet, liquidity and funding management
49	Capital management

4.	Consolidated financial statements
63	UBS Group AG interim consolidated financial statements (unaudited)
107	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
112	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

114	Abbreviations frequently used in our financial reports
117	Information sources
118	Cautionary statement

Publication of the fourth quarter 2019 report:                      Tuesday, 21 January 2020
Publication of the Annual Report 2019:                               Friday, 28 February 2020
Publication of the first quarter 2020 report:                          Tuesday, 28 April 2020
Annual General Meeting 2020:                                           Wednesday, 29 April 2020

Corporate calendar UBS AG*

Publication of the third quarter 2019 report:                         Friday, 25 October 2019

*Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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Investor Relations

UBS’s Investor Relations team supports
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www.ubs.com/investors

Zurich +41-44-234 4100
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Office of the Group Company Secretary

The Group Company Secretary receives
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sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

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For global registered share-related
inquiries in the US.

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2019 report

Our key figures

	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.19	30.6.19	31.12.18	30.9.18	30.9.19	30.9.18
Group results
Operating income	7,088	7,532	6,972	7,428	21,838	23,240
Operating expenses	5,743	5,773	6,492	5,724	17,188	17,730
Operating profit / (loss) before tax	1,345	1,759	481	1,704	4,650	5,510
Net profit / (loss) attributable to shareholders	1,049	1,392	315	1,253	3,582	4,201
Diluted earnings per share (USD)[1]	0.28	0.37	0.08	0.33	0.95	1.09
Profitability and growth[2]
Return on equity (%)[3]	7.7	10.4	2.4	9.7	8.9	10.7
Return on tangible equity (%)[4]	8.7	11.9	2.7	11.1	10.1	12.2
Return on common equity tier 1 capital (%)[5]	12.1	16.0	3.7	14.5	13.8	16.3
Return on risk-weighted assets, gross (%)[6]	10.8	11.4	10.8	11.6	11.0	12.1
Return on leverage ratio denominator, gross (%)[6]	3.1	3.3	3.1	3.3	3.2	3.4
Cost / income ratio (%)[7]	80.6	76.5	92.4	77.0	78.5	76.1
Adjusted cost / income ratio (%)[8]	79.1	76.1	92.2	75.9	77.7	75.7
Effective tax rate (%)	21.9	20.8	34.4	26.3	23.0	23.6
Net profit growth (%)[9]	(16.2)	0.7		27.6	(14.7)	24.1
Resources
Total assets	973,118	968,728	958,489	950,192	973,118	950,192
Equity attributable to shareholders	56,187	53,180	52,928	52,094	56,187	52,094
Common equity tier 1 capital[10]	34,673	34,948	34,119	34,816	34,673	34,816
Risk-weighted assets[10]	264,626	262,135	263,747	257,041	264,626	257,041
Common equity tier 1 capital ratio (%)[10]	13.1	13.3	12.9	13.5	13.1	13.5
Going concern capital ratio (%)[10]	19.2	19.1	17.5	17.9	19.2	17.9
Total loss-absorbing capacity ratio (%)[10]	33.3	33.3	31.7	31.8	33.3	31.8
Leverage ratio denominator[10]	901,914	911,379	904,598	915,066	901,914	915,066
Common equity tier 1 leverage ratio (%)[10]	3.84	3.83	3.77	3.80	3.84	3.80
Going concern leverage ratio (%)[10]	5.6	5.5	5.1	5.0	5.6	5.0
Total loss-absorbing capacity leverage ratio (%)[10]	9.8	9.6	9.3	8.9	9.8	8.9
Liquidity coverage ratio (%)[11]	138	145	136	135	138	135
Other
Invested assets (USD billion)[12]	3,422	3,381	3,101	3,330	3,422	3,330
Personnel (full-time equivalents)	67,634	66,922	66,888	65,556	67,634	65,556
Market capitalization[13,14]	41,210	43,491	45,907	58,856	41,210	58,856
Total book value per share (USD)[13]	15.47	14.53	14.35	13.98	15.47	13.98
Total book value per share (CHF)[13,15]	15.45	14.18	14.11	13.72	15.45	13.72
Tangible book value per share (USD)[13]	13.67	12.72	12.55	12.25	13.67	12.25
Tangible book value per share (CHF)[13,15]	13.64	12.42	12.33	12.02	13.64	12.02

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information about our performance targets.    3 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders.    4 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on common equity tier 1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    5 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average common equity tier 1 capital.    6 Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average risk-weighted assets and average leverage ratio denominator, respectively.    7 Calculated as operating expenses divided by operating income before credit loss expense or recovery.    8 Calculated as adjusted operating expenses divided by adjusted operating income before credit loss expense or recovery.    9 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of comparison period.    10 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    11 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    12 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    13 Refer to “UBS shares” in the “Capital management” section of this report for more information.    14 Beginning with our Annual Report 2018, the calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period. Market capitalization has been reduced by USD 2.1 billion as of 31 December 2018 and by USD 2.0 billion as of 30 September 2018 as a result.    15 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.

Performance measures: reasons for use

Return on equity                                               This measure provides information about the profitability of the business in relation to equity.

Return on tangible equity                                 This measure provides information about the profitability of the business in relation to tangible equity.

Return on common equity tier 1 capital                   This measure provides information about the profitability of the business in relation to common equity tier 1 capital.

Return on risk-weighted assets, gross              This measure provides information about the revenues of the business in relation to risk-weighted assets.

Return on leverage ratio denominator, gross           This measure provides information about the revenues of the business in relation to leverage ratio denominator.

Cost / income ratio                                           This measure provides information about the efficiency of the business by comparing operating expenses with gross income.

Adjusted cost / income ratio                             This measure provides information about the efficiency of the business by comparing operating expenses with gross income,              while  excluding items that management believes are not representative of the underlying performance of the businesses.

Net profit growth                                             This measure provides information about profit growth in comparison with the prior-year period.

UBS Group

Management report

Changes to our presentation currency

Effective from 1 October 2018, the presentation currency of UBS Group AG’s consolidated financial statements has changed from Swiss francs to US dollars. Comparative information in this report for periods prior to the fourth quarter of 2018 has been restated. Assets, liabilities and total equity were translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated”                                                                            UBS Europe SE and its consolidated subsidiaries

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Regulatory and legal developments

Tightened self-regulation for income-producing real estate

In August 2019, FINMA approved the Swiss Bankers Association’s revised self-regulation on mortgage lending for income-producing real estate. The revisions increase the minimum equity required for new and increased mortgages on these properties, from 10% to 25% of the market value at origination, and require mortgages to amortize to two-thirds of the market value at origination within 10 years (previously 15 years). UBS Switzerland AG will be subject to the revised self-regulation that will come into effect on 1 January 2020. We expect the overall effect on UBS to be limited.

Volcker Rule revisions

US regulators have adopted amendments (2019 Final Rule) to their regulations implementing the Volcker Rule prohibitions on proprietary trading and limitations on covered fund activities. The amendments will become effective on 1 January 2020, with compliance voluntary from that date and mandatory from 1 January 2021.

Among other changes, the 2019 Final Rule tailors compliance program obligations for trading activities in tiers based on the level of US trading assets and liabilities and relaxes certain conditions for exemptions to the Volcker Rule restrictions to apply to activities engaged in by foreign banking entities outside the United States.

We expect UBS will fall within the “Significant” category, which will require UBS to maintain its compliance program but should eliminate certain reporting requirements. US regulators also signaled the intention to propose further amendments to the covered funds provisions of their Volcker Rule regulations.

Tailoring of regulation for foreign banks in the US

On 10 October 2019, the Board of Governors of the Federal Reserve System adopted two proposals that tailor how certain capital and liquidity requirements and enhanced prudential standards apply to foreign banking organizations (FBOs) with significant US operations. Under the final rules, FBOs and their
US intermediate holding companies (IHCs) will be assigned to categories based on their size measured in total assets as well as on scores relating to four other risk-based indicators: non-bank assets, a weighted measure of short-term wholesale funding, off-balance sheet exposure and cross-jurisdictional activity.

Each of UBS Americas Holdings LLC (our IHC) and our combined US operations, which include our IHC and US branches of UBS AG, are expected to be a “Category III” firm under the final rule. In this category, among other things, UBS Americas Holding LLC will continue to be: (i) required to submit its capital plan annually; (ii) subject to limitations on distributions through the Comprehensive Capital Analysis and Review (CCAR) process; (iii) subject to annual supervisory stress testing and (iv) subject to the supplementary leverage ratio. It will also become subject to the newly applicable liquidity coverage ratio requirements and the proposed net stable funding ratio requirements. “Category III firms” will be required to conduct company-run stress tests once every two years, rather than annually, and to submit US resolution plans once every three years.

China further opening up its financial sector

In July 2019, China’s Office of Financial Stability and Development Committee and the State Administration of Foreign Exchange announced measures designed to accelerate the opening up of the financial sector to foreign financial institutions and investors. Measures include: the removal of foreign ownership limits on securities, fund management and futures companies one year earlier, in 2020; encouraging overseas financial institutions to establish and invest in asset and wealth management entities and currency brokers and participate in the bond market; and eliminating requirements and quotas for qualified foreign investors to invest in China. More detailed implementation guidance is expected over the coming months.

The accelerated removal of the ownership caps for securities companies means that UBS AG is expected to be permitted to increase its stake in UBS Securities China from the current level of 51% to 100% by 2020. The exact effective date remains to be clarified.

The Swiss National Bank to adjust the zero interest rate exemption threshold

In September 2019, the Swiss National Bank (SNB) announced that it would keep the SNB policy rate and interest on sight deposits at the SNB at negative 0.75% and reconfirmed its willingness to intervene in the foreign exchange market as necessary. The SNB also announced adjustments to the calculation of the amount of sight deposits at the SNB that are exempt from negative interest rates. The exemption threshold will be increased from 20 to 25 times each bank’s minimum requirement. In addition, the threshold will be updated on a monthly basis. These changes will come into effect on 1 November 2019. The SNB communicated that this decision was taken based on the assumption that the low interest rate environment around the world will persist for some time. UBS maintains significant sight deposits at the SNB. The adjustments to the exemption threshold calculation are expected to benefit our net interest income.

Swiss emergency plan credibility determination

UBS has developed and annually submits to FINMA an emergency plan demonstrating how it will maintain functions that are systemically important for the Swiss economy in the event of a crisis. UBS has developed a comprehensive emergency plan and has completed substantial measures designed to ensure the maintenance of systemically important functions, including the transfer of systemically important functions to UBS Switzerland AG and the establishment of a separate service company to provide services to Group companies. FINMA is expected to make a formal determination of whether the emergency plans of Swiss systemically relevant banks are “credible” in early 2020. As a result of this review, FINMA may require us to amend the plan or put other measures in place.

Developments related to the transition away from IBORs

Liquidity and activity in Alternative Reference Rates (ARRs) continue to develop in markets around the world, with work progressing to resolve certain issues associated with transitioning away from interbank offered rates (IBORs). Regulatory authorities continue to focus on transitioning to ARRs by the end of 2021. The Alternative Reference Rates Committee is considering potential legislative solutions that would mitigate legal risks related to legacy contracts in the event of IBOR discontinuation. In addition, in October 2019 the US Treasury Department and Internal Revenue Service published proposed regulations providing tax relief related to issues that may arise as a result of the modification of debt, derivative, and other financial contracts from IBOR-based language to ARRs. The European Central Bank published the euro short-term rate (€STR), the risk-free rate for EUR markets, for the first time on 2 October 2019, reflecting trading activity on 1 October 2019. The Bank of England Working Group on Sterling Risk-Free Reference Rates continues to be supportive of the development of a term reference rate (Sterling Overnight Index Average, or SONIA).

We have a substantial number of contracts linked to IBORs. The new, risk-free ARRs do not currently provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. We have established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition.

Strategic initiatives

Strategic partnership with Banco do Brasil

In September 2019, we announced our intention to enter into a strategic investment banking partnership with Banco do Brasil. By building on the complementary strengths of both firms, UBS and Banco do Brasil believe that the formation of a strategic, long-term partnership will create a leading investment bank platform in South America with global coverage. It is envisaged that UBS will hold the majority (50.01%) of the shares in the partnership, which would be established by a contribution of assets by both parties. Closing of the transaction is subject to the execution of transaction documents as well as obtaining all required internal and external approvals.

Structural changes in the Investment Bank

We are realigning our Investment Bank to meet the evolving needs of its clients, further focus its resources on opportunities for profitable growth and allow it to invest in our digital transformation. Corporate Client Solutions (CCS) and Investor Client Services (ICS) will be renamed Global Banking and Global Markets, respectively. Global Banking will adopt a global coverage model and will deploy its deep global industry expertise to meet the needs of its most important clients. Global Markets will combine Equities and Foreign Exchange, Rates and Credit, and will introduce three product verticals (Execution & Platform, Derivatives & Solutions, and Financing). Research and Evidence Lab Innovations will continue to be a critical part of the Investment Bank’s advisory and content offering. Associated with these changes, which will be effective 1 January 2020, we expect the Investment Bank to incur restructuring expenses of around USD 100 million in the fourth quarter of 2019.

Separately, we are continuing to execute on various strategic initiatives across the Group and are considering opportunities that would leverage our technology capabilities, build on our strengths and focus resources on growth areas. These opportunities may include strategic partnerships, additional collaboration across business divisions, evolution of our business models and optimization of our legal entities.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
USD million	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18
Net interest income	1,090	1,026	1,182	6	(8)	3,239	3,822
Other net income from financial instruments measured at fair value through profit or loss	1,587	1,939	1,689	(18)	(6)	5,461	5,663
Credit loss (expense) / recovery	(38)	(12)	(10)	208	289	(70)	(64)
Fee and commission income	4,805	4,907	4,875	(2)	(1)	14,253	14,897
Fee and commission expense	(396)	(434)	(409)	(9)	(3)	(1,238)	(1,264)
Net fee and commission income	4,409	4,474	4,466	(1)	(1)	13,015	13,633
Other income	39	105	101	(63)	(61)	193	187
Total operating income	7,088	7,532	7,428	(6)	(5)	21,838	23,240
Personnel expenses	3,987	4,153	3,936	(4)	1	12,182	12,293
General and administrative expenses	1,308	1,175	1,462	11	(10)	3,670	4,504
Depreciation and impairment of property, equipment and software	432	427	310	1	39	1,285	885
Amortization and impairment of intangible assets	16	18	15	(7)	7	50	48
Total operating expenses	5,743	5,773	5,724	(1)	0	17,188	17,730
Operating profit / (loss) before tax	1,345	1,759	1,704	(24)	(21)	4,650	5,510
Tax expense / (benefit)	294	366	448	(20)	(34)	1,067	1,303
Net profit / (loss)	1,051	1,393	1,256	(25)	(16)	3,582	4,207
Net profit / (loss) attributable to non-controlling interests	1	1	3	34	(60)	0	6
Net profit / (loss) attributable to shareholders	1,049	1,392	1,253	(25)	(16)	3,582	4,201

Comprehensive income
Total comprehensive income	3,146	2,473	809	27	289	6,658	3,022
Total comprehensive income attributable to non-controlling interests	(5)	(5)	4	1		(8)	4
Total comprehensive income attributable to shareholders	3,151	2,478	805	27	291	6,666	3,018

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	For the quarter ended 30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,142	919	465	1,752	(191)	7,088
of which: net foreign currency translations losses[4]					(46)	(46)
Operating income (adjusted)	4,142	919	465	1,752	(145)	7,133

Operating expenses as reported	3,248	565	341	1,580	9	5,743
of which: personnel-related restructuring expenses[5]	0	0	1	1	44	46
of which: non-personnel-related restructuring expenses[5]	0	0	2	1	20	23
of which: restructuring expenses allocated from Corporate Center[5,6]	25	8	8	28	(70)	0
Operating expenses (adjusted)	3,223	557	331	1,549	15	5,674
of which: net expenses for litigation, regulatory and similar matters[7]	69	0	0	0	(4)	65

Operating profit / (loss) before tax as reported	894	354	124	172	(200)	1,345
Operating profit / (loss) before tax (adjusted)	919	362	135	203	(160)	1,459

	For the quarter ended 30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,057	958	475	2,071	(30)	7,532
of which: net foreign currency translations gains[4]					10	10
Operating income (adjusted)	4,057	958	475	2,071	(40)	7,522

Operating expenses as reported	3,183	568	351	1,644	26	5,773
of which: personnel-related restructuring expenses[5]	0	0	3	1	22	25
of which: non-personnel-related restructuring expenses[5]	0	0	2	2	10	13
of which: restructuring expenses allocated from Corporate Center[5,6]	12	2	5	10	(30)	0
Operating expenses (adjusted)	3,171	566	340	1,631	25	5,735
of which: net expenses for litigation, regulatory and similar matters[7]	19	0	0	(1)	(14)	4

Operating profit / (loss) before tax as reported	874	390	124	427	(56)	1,759
Operating profit / (loss) before tax (adjusted)	886	392	135	440	(65)	1,787

Group performance

Performance of our business divisions and Corporate Center – reported and adjusted (continued)[1,2]
	For the quarter ended 30.9.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,084	972	457	1,944	(29)	7,428
of which: gains on sale of real estate					31	31
of which: gains on sale of subsidiaries and businesses					25	25
Operating income (adjusted)	4,084	972	457	1,944	(85)	7,371

Operating expenses as reported	3,220	574	339	1,490	100	5,724
of which: personnel-related restructuring expenses[5]	11	1	2	1	44	60
of which: non-personnel-related restructuring expenses[5]	0	0	1	3	59	63
of which: restructuring expenses allocated from Corporate Center[5,6]	61	8	6	32	(106)	0
Operating expenses (adjusted)	3,148	565	330	1,455	103	5,601
of which: net expenses for litigation, regulatory and similar matters[7]	28	0	0	(59)	34	2

Operating profit / (loss) before tax as reported	864	398	118	453	(128)	1,704
Operating profit / (loss) before tax (adjusted)	936	407	127	489	(188)	1,770

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Related to the disposal or closure of foreign operations.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    6 Prior periods may include allocations (to) / from other business divisions.    7 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties (third quarter of 2019: USD 2 million; second quarter of 2019: USD 1 million; third quarter of 2018: USD 0 million).

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	Year-to-date 30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	12,202	2,834	1,386	5,588	(174)	21,838
of which: net foreign currency translations losses[4]					(35)	(35)
Operating income (adjusted)	12,202	2,834	1,386	5,588	(139)	21,873

Operating expenses as reported	9,571	1,703	1,035	4,782	97	17,188
of which: personnel-related restructuring expenses[5]	0	0	6	3	80	89
of which: non-personnel-related restructuring expenses[5]	0	0	6	5	40	50
of which: restructuring expenses allocated from Corporate Center[5,6]	48	14	15	49	(126)	0
Operating expenses (adjusted)	9,524	1,690	1,008	4,725	103	17,049
of which: net expenses for litigation, regulatory and similar matters[7]	88	0	0	(1)	(26)	61

Operating profit / (loss) before tax as reported	2,631	1,131	352	806	(271)	4,650
Operating profit / (loss) before tax (adjusted)	2,678	1,145	378	864	(242)	4,823

	Year-to-date 30.9.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	12,656	2,883	1,384	6,520	(203)	23,240
of which: gains on sale of real estate					31	31
of which: gains on sale of subsidiaries and businesses					25	25
Operating income (adjusted)	12,656	2,883	1,384	6,520	(259)	23,184

Operating expenses as reported	9,729	1,731	1,064	4,956	251	17,730
of which: personnel-related restructuring expenses[5]	17	3	18	15	138	191
of which: non-personnel-related restructuring expenses[5]	15	0	7	8	152	182
of which: restructuring expenses allocated from Corporate Center[5,6]	149	26	21	97	(293)	0
of which: gain related to changes to the Swiss pension plan[8]	(66)	(38)	(10)	(5)	(122)	(241)
Operating expenses (adjusted)	9,612	1,739	1,028	4,841	377	17,599
of which: net expenses for litigation, regulatory and similar matters[7]	113	(1)	0	(59)	70	123

Operating profit / (loss) before tax as reported	2,927	1,152	320	1,564	(454)	5,510
Operating profit / (loss) before tax (adjusted)	3,044	1,144	356	1,679	(637)	5,585

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Related to the disposal or closure of foreign operations.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    6 Prior periods may include allocations (to) / from other business divisions.    7 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of USD 10 million and USD 28 million for the first nine months of 2019 and 2018, respectively.    8 Changes to the pension fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information.

Group performance

Results: 3Q19 vs 3Q18

Profit before tax decreased by USD 359 million, or 21%, to USD 1,345 million, predominantly reflecting a decrease in operating income. Operating income decreased by USD 340 million, or 5%, to USD 7,088 million, mainly reflecting USD 194 million lower net interest income and other net income from financial instruments measured at fair value through profit or loss, as well as a USD 62 million decrease in other income and a USD 57 million decrease in net fee and commission income. Operating expenses were broadly stable at USD 5,743 million, with a USD 154 million decrease in general and administrative expenses, mostly offset by a USD 122 million increase in depreciation, amortization and impairment of property, equipment and software, both effects mainly resulting from the adoption of IFRS 16, Leases, in the first quarter of 2019. Personnel expenses increased by USD 51 million.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items which management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. These adjustments include restructuring expenses related to our CHF 2.1 billion cost reduction program completed at the end of 2017 (referred to as our “legacy cost programs” in this report), as well as expenses relating to new restructuring initiatives. For the full year 2019, we expect restructuring expenses associated with our legacy cost programs to be approximately USD 200 million, and nil beyond 2019. In addition, we expect to incur around USD 100 million of restructuring expenses in the fourth quarter of 2019 in connection with the planned structural changes in the Investment Bank.

For the purpose of determining adjusted results for the third quarter of 2019, we excluded net foreign currency translation losses related to the closure of subsidiaries of USD 46 million and net restructuring expenses of USD 69 million. For the third quarter of 2018, we excluded USD 56 million gains related to the sale of Widder Hotel and net restructuring expenses of USD 122 million.

On this adjusted basis, profit before tax for the third quarter of 2019 decreased by USD 311 million, or 18%, to USD 1,459 million, driven by a decrease in operating income of USD 238 million, or 3%, and an increase in operating expenses of USD 73 million, or 1%.

→   Refer to the “Recent developments” section of this report for more information about planned structural changes in the Investment Bank

Operating income: 3Q19 vs 3Q18

Total operating income decreased by USD 340 million, or 5%, to USD 7,088 million. Adjusted operating income decreased by USD 238 million, or 3%, to USD 7,133 million. This excludes net foreign currency translation losses of USD 46 million related to the closure of subsidiaries in the third quarter of 2019, compared with gains of USD 56 million related to the sale of Widder Hotel in the prior year.

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from		Year-to-date
USD million	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	923	794	890	16	4	2,502	2,808
Net interest income from financial instruments measured at fair value through profit or loss[1]	167	232	292	(28)	(43)	737	1,014
Other net income from financial instruments measured at fair value through profit or loss[1]	1,587	1,939	1,689	(18)	(6)	5,461	5,663
Total	2,677	2,965	2,871	(10)	(7)	8,701	9,484
Global Wealth Management[2]	1,219	1,206	1,207	1	1	3,686	3,803
of which: net interest income	979	966	1,011	1	(3)	2,953	3,073
of which: transaction-based income from foreign exchange and other intermediary activity[3]	240	240	197	0	22	733	730
Personal & Corporate Banking[2]	602	610	615	(1)	(2)	1,821	1,836
of which: net interest income	497	501	515	(1)	(3)	1,491	1,532
of which: transaction-based income from foreign exchange and other intermediary activity[3]	105	110	100	(4)	5	330	304
Asset Management[2]	(4)	1	(8)		(52)	(2)	(20)
Investment Bank[2,4]	962	1,185	1,083	(19)	(11)	3,240	3,963
Corporate Client Solutions	133	241	207	(45)	(36)	538	879
Investor Client Services	828	943	876	(12)	(5)	2,702	3,084
Corporate Center[2]	(101)	(37)	(26)	176	296	(44)	(98)

1 Effective as of 1 January 2019, UBS refined the presentation of dividend income and expense by reclassifying dividends from Net interest income from financial instruments measured at fair value through profit or loss to Other net income from financial instruments measured at fair value through profit or loss. Prior-period information was restated accordingly and the total effect to the Group was as follows: for the quarter ended 30 September 2018 and the first nine months of 2018, respectively, USD 524 million and USD 726 million of net dividend income was reclassified. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    2 Prior-year comparative figures have been restated for changes in Corporate Center cost allocations to the business divisions. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information.    3 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis of Global Wealth Management and Personal & Corporate Banking in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    4 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 194 million to USD 2,677 million. This was mainly driven by our Corporate Client Solutions and Equities businesses in the Investment Bank, as well as by Corporate Center.

Global Wealth Management

In Global Wealth Management, net interest income decreased by USD 32 million to USD 979 million, mainly reflecting lower deposit and loan margins, partly offset by higher investment-of-equity income.

Transaction-based income from foreign exchange and other intermediary activity increased by USD 43 million to USD 240 million, driven by higher levels of client activity.

Personal & Corporate Banking

In Personal & Corporate Banking, net interest income decreased by USD 18 million to USD 497 million, mainly as a result of the persistent low interest rate environment leading to lower deposit margin.

Investment Bank

In the Investment Bank, net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 121 million to USD 962 million amid challenging market conditions in the third quarter of 2019. This was driven by USD 74 million lower income in our Corporate Client Solutions business, mainly reflecting a decrease in leveraged finance revenues, and USD 38 million lower income in our Equities business, reflecting reduced client activity levels and lower client balances.

Group performance

Corporate Center

In Corporate Center, net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 75 million to negative USD 101 million. This mainly reflects lower other Corporate Center income of USD 59 million, largely as a result of USD 30 million of additional interest expense related to lease liabilities recognized as a result of the adoption of IFRS 16, Leases, effective from 1 January 2019, and higher funding expenses for Group Technology assets, as well as lower net income of USD 53 million in Non-core and Legacy Portfolio, mainly as the third quarter of 2018 included valuation gains on auction rate securities. These effects were partly offset by an increase in net treasury income of USD 36 million, mainly reflecting higher net interest income.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information about the adoption of IFRS 16

→   Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net fee and commission income

Net fee and commission income was USD 4,409 million, compared with USD 4,466 million.

M&A and corporate finance fees decreased by USD 57 million to USD 204 million, primarily reflecting lower revenues from merger and acquisition transactions.

Underwriting fees decreased by USD 41 million to USD 169 million, largely driven by lower equity underwriting revenues from public offerings.

Investment fund fees decreased by USD 21 million to USD 1,200 million, mainly in Personal & Corporate Banking and Global Wealth Management, partly offset by an increase in Asset Management.

Other fee and commission income increased by USD 28 million to USD 475 million, reflecting increases in Global Wealth Management and Personal & Corporate Banking, largely as a result of higher levels of client activity and increased revenues from credit card transactions, respectively.

In the fourth quarter of 2019, we plan to realign our client coverage between Global Wealth Management and Personal & Corporate Banking as a result of a detailed client segmentation review. We expect that this will result in a reduction of approximately USD 5 billion in invested assets in Global Wealth Management and the shifting of approximately USD 1 billion in loans from Global Wealth Management to Personal & Corporate Banking. In line with the remuneration framework for net client shifts and referrals, we expect Global Wealth Management to receive a fee of approximately USD 70 million from Personal & Corporate Banking related to this shift in the fourth quarter of 2019. This will increase transaction-based income in Global Wealth Management, with an offsetting decrease in transaction-based income in Personal & Corporate Banking in the fourth quarter of 2019. The shift of invested assets and loans will not affect net new money or net new business volume reported by Global Wealth Management and Personal & Corporate Banking, respectively.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 39 million, compared with USD 101 million. The third quarter of 2019 included net foreign currency translation losses of USD 46 million related to the closure of subsidiaries. In comparison, the third quarter of 2018 included gains of USD 31 million on sale of real estate and gains of USD 25 million on sale of subsidiaries and businesses, both related to the sale of Widder Hotel. Excluding these items, adjusted other income increased by USD 41 million, reflecting gains from the disposal of financial assets measured at fair value through OCI and a gain related to legacy securities positions in Global Wealth Management.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
USD million	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18
Global Wealth Management	(7)	(5)	(6)	47	8	(11)	(4)
Personal & Corporate Banking	(30)	(1)	(3)		774	(29)	(39)
Investment Bank	0	(1)	1		(96)	(24)	(20)
Corporate Center	(1)	(6)	(1)	(74)	14	(7)	(2)
Total	(38)	(12)	(10)	208	289	(70)	(64)

Credit loss expense / recovery

Total net credit loss expenses in the third quarter of 2019 were USD 38 million, reflecting net expenses of USD 43 million related to credit impaired (stage 3) positions and recoveries of USD 5 million related to stage 1 and stage 2 positions. The net stage 3 expenses of USD 43 million were recognized across a number of defaulted positions: USD 29 million in Personal & Corporate Banking, mainly related to a single exposure; USD 8 million in the Investment Bank; and USD 6 million in Global Wealth Management.

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD million	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Operating expenses as reported
Personnel expenses	3,987	4,153	3,936	(4)	1	12,182	12,293
General and administrative expenses	1,308	1,175	1,462	11	(10)	3,670	4,504
Depreciation and impairment of property, equipment and software	432	427	310	1	39	1,285	885
Amortization and impairment of intangible assets	16	18	15	(7)	7	50	48
Total operating expenses as reported	5,743	5,773	5,724	(1)	0	17,188	17,730

Adjusting items
Personnel expenses	46	25	60			89	(50)
of which: restructuring expenses[1]	46	25	60			89	191
of which: gain related to changes to the Swiss pension plan[2]							(241)
General and administrative expenses[1]	21	11	35			43	152
Depreciation and impairment of property, equipment and software[1]	1	2	27			7	30
Total adjusting items	69	39	122			139	132

Operating expenses (adjusted)[3]
Personnel expenses	3,941	4,127	3,876	(5)	2	12,094	12,343
of which: salaries and variable compensation	2,313	2,506	2,252	(8)	3	7,229	7,340
of which: financial advisor compensation[4]	1,029	1,005	1,016	2	1	2,994	3,055
of which: other personnel expenses[5]	599	616	609	(3)	(2)	1,871	1,948
General and administrative expenses	1,287	1,164	1,426	11	(10)	3,628	4,352
of which: net expenses for litigation, regulatory and similar matters	65	4	2			61	123
of which: other general and administrative expenses	1,221	1,160	1,424	5	(14)	3,567	4,228
Depreciation and impairment of property, equipment and software	431	425	283	1	52	1,278	856
Amortization and impairment of intangible assets	16	18	15	(7)	7	50	48
Total operating expenses (adjusted)	5,674	5,735	5,601	(1)	1	17,049	17,599

1 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    2 Changes to the pension fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans, and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Group performance

Operating expenses: 3Q19 vs 3Q18

Total operating expenses were broadly stable, with an increase of USD 19 million to USD 5,743 million. Adjusted total operating expenses increased by USD 73 million, or 1%, to USD 5,674 million. These exclude net restructuring expenses related to legacy cost programs and new restructuring initiatives of USD 69 million, compared with USD 122 million in the prior year.

Personnel expenses

Personnel expenses increased by USD 51 million to USD 3,987 million on a reported basis, and by USD 65 million to USD 3,941 million on an adjusted basis, primarily reflecting higher salaries and variable compensation, including the effect from the insourcing of certain activities from third-party vendors, as well as expenses related to pension and other post-employment benefit plans. This was partly offset by lower expenses related to contractors in Corporate Center, mainly reflecting our insourcing initiatives.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 154 million to USD 1,308 million, mainly driven by lower rent expenses. The decrease in rent expenses included a USD 133 million decrease as a result of the adoption of IFRS 16, Leases, in the first quarter of 2019. This decrease was more than offset by an increase of USD 117 million in depreciation expense and an increase of USD 30 million in interest expense relating to lease liabilities, also as a direct result of the adoption of IFRS 16.

On an adjusted basis, general and administrative expenses decreased by USD 139 million to USD 1,287 million, largely due to the aforementioned decrease in rent expenses.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information about the adoption of IFRS 16

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2018 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation, amortization and impairment of property, equipment and software increased by USD 122 million to USD 448 million on a reported basis, and by USD 149 million to USD 447 million on an adjusted basis, mainly driven by USD 117 million higher depreciation expenses as a result of the adoption of IFRS 16 in the first quarter of 2019.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information about the adoption of IFRS 16

Tax: 3Q19 vs 3Q18

We recognized income tax expenses of USD 294 million for the third quarter of 2019, representing an effective tax rate of 21.9%, compared with USD 448 million for the third quarter of 2018.

Current tax expenses were USD 229 million, compared with USD 235 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 65 million, compared with USD 213 million. Deferred tax expenses in the third quarter of 2019 include expenses of USD 130 million that primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 65 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. during the second quarter of 2019 in accordance with the requirements of IAS 34, Interim Financial Reporting, as described in our second quarter 2019 report. A further benefit of USD 65 million will be recognized in the fourth quarter of 2019.

We expect a tax rate for the fourth quarter of 2019 that is similar to the 23.0% tax rate for the first nine months of this year, subject to any potential DTA-related adjustments made in the quarter as part of our annual business planning process. Our tax rate over the longer term is expected to be around 25%, excluding any potential effects from the reassessment of deferred tax assets.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to shareholders: 3Q19 vs 3Q18

Total comprehensive income attributable to shareholders was USD 3,151 million, compared with USD 805 million. Net profit attributable to shareholders was USD 1,049 million, compared with USD 1,253 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was positive USD 2,101 million, compared with negative USD 448 million.

Defined benefit plan OCI was positive USD 2,000 million, compared with negative USD 52 million. We recorded net pre-tax OCI gains of USD 2,624 million related to our Swiss pension plan, reflecting the recognition of the plan’s surplus of USD 2,631 million as of 30 September 2019. The plan’s surplus was recognized in accordance with IFRS requirements, which stipulate when a pension asset is recognized by considering whether the service benefits in the plan exceed the contributions that UBS is required to make. This was primarily due to a 36-basis-point decrease in the applicable discount rate, which increased the value of the service benefits. There was no significant effect on regulatory capital as the Swiss pension plan surplus is reversed as a CET1 capital deduction.

Net pre-tax OCI losses related to the non-Swiss pension plans amounted to USD 146 million, primarily driven by the UK defined benefit plans.

The total net pre-tax OCI gains on defined benefit plans of USD 2,478 million were partly offset by a net tax expense of USD 478 million, mainly related to the aforementioned pre-tax OCI gains in the Swiss pension plan.

In the third quarter of 2019, OCI related to cash flow hedges was positive USD 417 million, mainly reflecting an increase in unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant US dollar long-term interest rates. In the third quarter of 2018, OCI related to cash flow hedges was negative USD 237 million.

OCI related to own credit on financial liabilities designated at fair value was positive USD 1 million, compared with negative USD 288 million, mainly as the credit spreads were broadly unchanged in the third quarter of 2019.

OCI associated with financial assets measured at fair value through OCI was negligible, compared with negative USD 18 million, and reflected net unrealized gains of USD 30 million following decreases in the relevant US dollar long-term interest rates in the third quarter of 2019, offset by the reclassification of USD 26 million net gains from OCI to the income statement upon sale of the respective instruments and a net tax expense of USD 4 million.

Foreign currency translation OCI was negative USD 316 million in the third quarter of 2019, mainly resulting from the weakening of the Swiss franc and the euro against the US dollar, partly offset by the reclassification of net losses totaling USD 46 million to the income statement. OCI related to foreign currency translation in the same quarter of last year was positive USD 148 million.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information about other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 September 2019, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 0.4 billion in Global Wealth Management and Personal & Corporate Banking. US dollar and euro interest rates contribute approximately USD 0.2 billion and USD 0.1 billion, respectively, to this increase.

These estimates are based on a hypothetical scenario of an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

→   Refer  to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of select key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Adjusted cost / income ratio: 3Q19 vs 3Q18

The adjusted cost / income ratio was 79.1%, compared with 75.9%, driven mainly by a decrease in adjusted income.

Common equity tier 1 capital: 3Q19 vs 2Q19

During the third quarter of 2019, our common equity tier 1 (CET1) capital decreased by USD 0.3 billion to USD 34.7 billion.

Return on CET1 capital: 3Q19 vs 3Q18

The annualized return on CET1 capital (RoCET1) was 12.1%, compared with 14.5%, driven by a USD 0.8 billion decrease in annualized quarterly net profit attributable to shareholders and a USD 0.3 billion increase in the average CET1 capital.

Group performance

Risk-weighted assets: 3Q19 vs 2Q19

Risk-weighted assets (RWA) increased by USD 2.5 billion to USD 264.6 billion, reflecting increases from asset size and other movements of USD 5.7 billion, partly offset by currency effects of USD 2.5 billion, as well as decreases in regulatory add-ons of USD 0.5 billion and model updates of USD 0.1 billion.

Common equity tier 1 capital ratio: 3Q19 vs 2Q19

During the third quarter of 2019, our CET1 capital ratio decreased 0.2 percentage points to 13.1%, reflecting a USD 2.5 billion increase in RWA and a USD 0.3 billion decrease in CET1 capital.

Leverage ratio denominator: 3Q19 vs 2Q19

During the third quarter of 2019, the leverage ratio denominator (LRD) decreased by USD 9 billion to USD 902 billion. This decrease was driven by currency effects of USD 13 billion, partly offset by an increase in asset size and other movements of USD 4 billion.

Common equity tier 1 leverage ratio: 3Q19 vs 2Q19

Our CET1 leverage ratio increased from 3.83% to 3.84% in the third quarter of 2019, as the aforementioned USD 9 billion decrease in LRD was partly offset by the aforementioned decrease in CET1 capital.

Going concern leverage ratio: 3Q19 vs 2Q19

Our going concern leverage ratio increased from 5.5% to 5.6%, reflecting a USD 0.7 billion increase in going concern capital.

Personnel: 3Q19 vs 2Q19

We employed 67,634 personnel (full-time equivalents) as of 30 September 2019, a net increase of 712 compared with 30 June 2019, driven by regulatory requirements and strategic initiatives.

Return on equity
	As of or for the quarter ended			Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Net profit
Net profit / (loss) attributable to shareholders	1,049	1,392	1,253	3,582	4,201

Equity
Equity attributable to shareholders	56,187	53,180	52,094	56,187	52,094
Less: goodwill and intangible assets	6,560	6,624	6,436	6,560	6,436
Tangible equity attributable to shareholders	49,627	46,555	45,657	49,627	45,657
Less: other CET1 deductions	14,954	11,607	10,841	14,954	10,841
Common equity tier 1 capital	34,673	34,948	34,816	34,673	34,816

Return on equity
Return on equity (%)[1]	7.7	10.4	9.7	8.9	10.7
Return on tangible equity (%)[2]	8.7	11.9	11.1	10.1	12.2
Return on common equity tier 1 capital (%)[3]	12.1	16.0	14.5	13.8	16.3

1 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders.    2 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    3 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average common equity tier 1 capital.

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Net new money[1]
	For the quarter ended			Year-to-date
USD billion	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Global Wealth Management	15.7	(1.7)	13.8	36.3	32.6
Asset Management[2]	33.1	(15.0)	3.2	18.2	34.4
of which: excluding money market flows	24.1	(13.9)	0.6	8.0	29.6
of which: money market flows	8.9	(1.1)	2.6	10.2	4.7

1 Net new money excludes interest and dividend income.    2 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money.

Invested assets
	As of			% change from
USD billion	30.9.19	30.6.19	30.9.18	30.6.19	30.9.18
Global Wealth Management	2,502	2,486	2,438	1	3
Asset Management[1]	858	831	830	3	3
of which: excluding money market funds	752	734	738	3	2
of which: money market funds	106	97	92	9	14

1 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total invested assets.

Results: 9M19 vs 9M18

Profit before tax decreased by USD 860 million, or 16%, to USD 4,650 million.

Operating income decreased by USD 1,402 million, or 6%, mainly reflecting USD 783 million lower net interest income and other net income from financial instruments measured at fair value through profit or loss, mainly in the Investment Bank. In addition, net fee and commission income decreased by USD 618 million, mainly due to USD 298 million lower investment fund fees and fees for portfolio management and related services, mainly in Global Wealth Management and Personal & Corporate Banking, as well as a USD 252 million decrease in net brokerage fees across both Global Wealth Management and the Investment Bank.

Operating expenses decreased by USD 542 million, or 3%, mainly reflecting USD 834 million lower general and administrative expenses. This was largely driven by decreases in outsourcing costs, professional fees and expenses related to litigation, regulatory and similar matters. Additionally, following the adoption of IFRS 16, Leases, rent expenses decreased by USD 406 million, which was offset by a USD 402 million increase in expenses from depreciation, amortization and impairment of property, equipment and software, also as a result of the adoption of IFRS 16. Personnel expenses decreased by USD 111 million, primarily due to lower variable compensation, costs for contractors and financial advisor compensation, partly offset by higher pension costs, as the first quarter of 2018 included a gain of USD 241 million related to changes to our Swiss pension plan.

On an adjusted basis, profit before tax decreased by USD 762 million, or 14%, reflecting lower operating income, partly offset by a decrease in operating expenses.

Adjusted operating income decreased by USD 1,311 million, or 6%, reflecting the aforementioned decreases in net interest income and other net income from financial instruments measured at fair value through profit or loss and net fee and commission income.

Adjusted operating expenses decreased by USD 550 million, or 3%, mainly reflecting a USD 249 million decrease in personnel expenses, as well as the aforementioned decreases in outsourcing costs, professional fees, and expenses for litigation, regulatory and similar matters.

Outlook

Stimulus measures and easing of monetary policy by central banks may help to mitigate slowing global economic growth over the medium term. Geopolitical tensions and trade disputes continue to impact investor confidence. Positive momentum toward resolving these issues would likely improve confidence and the economic outlook.

Low and persistent negative interest rates and expectations of further monetary easing will adversely affect net interest income compared with last year. Our regional and business diversification, along with actions that we are taking, will help to mitigate these headwinds. Recurring revenues should also benefit from higher invested assets.

As we execute on our strategy, we are balancing investments for growth while managing for efficiency. We remain committed to delivering on our capital return objectives and creating sustainable long-term value for our shareholders.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Results
Net interest income	979	966	1,011	1	(3)	2,953	3,073
Recurring net fee income[2]	2,371	2,315	2,411	2	(2)	6,904	7,203
Transaction-based income[3]	741	764	650	(3)	14	2,270	2,344
Other income	58	17	19	244	207	86	39
Income	4,149	4,062	4,090	2	1	12,213	12,660
Credit loss (expense) / recovery	(7)	(5)	(6)	47	8	(11)	(4)
Total operating income	4,142	4,057	4,084	2	1	12,202	12,656
Personnel expenses	1,903	1,905	1,903	0	0	5,708	5,801
Salaries and other personnel costs	874	900	887	(3)	(1)	2,715	2,746
Financial advisor variable compensation[4,5]	894	879	874	2	2	2,588	2,613
Compensation commitments with recruited financial advisors[4,6]	135	127	142	6	(5)	406	442
General and administrative expenses	344	271	298	27	15	864	908
Services (to) / from Corporate Center and other business divisions	985	992	1,008	(1)	(2)	2,952	2,982
of which: services from Corporate Center	948	948	976	0	(3)	2,834	2,886
Depreciation and impairment of property, equipment and software	2	1	1	6	43	4	3
Amortization and impairment of intangible assets	14	14	9	0	53	42	36
Total operating expenses	3,248	3,183	3,220	2	1	9,571	9,729
Business division operating profit / (loss) before tax	894	874	864	2	3	2,631	2,927

Adjusted results[7]
Total operating income as reported	4,142	4,057	4,084	2	1	12,202	12,656
Total operating income (adjusted)	4,142	4,057	4,084	2	1	12,202	12,656
Total operating expenses as reported	3,248	3,183	3,220	2	1	9,571	9,729
of which: personnel-related restructuring expenses[8]	0	0	11			0	17
of which: non-personnel-related restructuring expenses[8]	0	0	0			0	15
of which: restructuring expenses allocated from Corporate Center[8,9]	25	12	61			48	149
of which: gain related to changes to the Swiss pension plan							(66)
Total operating expenses (adjusted)	3,223	3,171	3,148	2	2	9,524	9,612
Business division operating profit / (loss) before tax as reported	894	874	864	2	3	2,631	2,927
Business division operating profit / (loss) before tax (adjusted)	919	886	936	4	(2)	2,678	3,044

Performance measures[10]
Pre-tax profit growth (%)	3.5	(9.1)	1.1			(10.1)	16.0
Cost / income ratio (%)	78.3	78.4	78.7			78.4	76.8
Net new money growth (%)	2.5	(0.3)	2.3			2.1	1.8

Adjusted performance measures[7,10]
Pre-tax profit growth (%)	(1.8)	(12.2)	(6.2)			(12.0)	4.4
Cost / income ratio (%)	77.7	78.1	77.0			78.0	75.9

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Additional information
Recurring income[11]	3,350	3,280	3,421	2	(2)	9,857	10,276
Recurring income as a percentage of income (%)	80.7	80.8	83.6			80.7	81.2
Average attributed equity (USD billion)[12]	16.7	16.6	16.3	0	3	16.6	16.3
Return on attributed equity (%)[12]	21.4	21.0	21.2			21.1	24.0
Risk-weighted assets (USD billion)[12]	78.7	77.3	75.1	2	5	78.7	75.1
Leverage ratio denominator (USD billion)[12]	313.6	323.2	310.8	(3)	1	313.6	310.8
Goodwill and intangible assets (USD billion)	5.1	5.1	5.0	(1)	2	5.1	5.0
Net new money (USD billion)	15.7	(1.7)	13.8			36.3	32.6
Invested assets (USD billion)	2,502	2,486	2,438	1	3	2,502	2,438
Net margin on invested assets (bps)[13]	14	14	14	1	0	14	16
Gross margin on invested assets (bps)	67	66	68	1	(2)	67	70
Client assets (USD billion)	2,770	2,768	2,687	0	3	2,770	2,687
Loans, gross (USD billion)[14]	176.1	176.4	177.9	0	(1)	176.1	177.9
Customer deposits (USD billion)[14]	284.2	288.7	268.4	(2)	6	284.2	268.4
Recruitment loans to financial advisors[4]	2,153	2,195	2,350	(2)	(8)	2,153	2,350
Other loans to financial advisors[4]	851	880	1,007	(3)	(16)	851	1,007
Personnel (full-time equivalents)	22,748	22,925	23,553	(1)	(3)	22,748	23,553
Advisors (full-time equivalents)	10,217	10,403	10,677	(2)	(4)	10,217	10,677

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of our second quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    8 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    9 Prior periods may include allocations (to) / from other business divisions.    10 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    11 Recurring income consists of net interest income and recurring net fee income.    12 Refer to the “Capital management” section of this report for more information.    13 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    14 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which, with the adoption of IFRS 9, effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of performance measures[1]
As of or for the quarter ended 30.9.19 USD billion, except where indicated	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	0.0	3.2	10.9	1.9	16.0	18.2
Net new money growth (%)	0.0	2.4	10.6	3.5	2.6	5.7
Invested assets	1,334	524	420	221	2,498	1,290
Loans, gross	60.7[3]	36.4	42.6	35.9	175.5
Advisors (full-time equivalents)	6,627	1,691	1,068	732	10,118	1,068[4]

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    2 Excluding minor functions with 99 advisors, USD 4 billion of invested assets, USD 0.6 billion of loans and USD 0.3 billion of net new money outflows in the third quarter of 2019.    3 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 3Q19 vs 3Q18

Profit before tax increased by USD 30 million, or 3%, to USD 894 million. Excluding restructuring expenses, adjusted profit before tax decreased by USD 17 million, or 2%, to USD 919 million, reflecting higher operating expenses, partly offset by higher operating income.

Operating income

Total operating income increased by USD 58 million, or 1%, to USD 4,142 million, mainly driven by higher transaction-based and other income, partly offset by lower recurring net fee and net interest income.

Net interest income decreased by USD 32 million to USD 979 million, mainly reflecting lower deposit and loan margins, partly offset by higher investment-of-equity income.

Recurring net fee income decreased by USD 40 million to USD 2,371 million, reflecting margin compression, mainly driven by shifts into lower-margin mandate products, partly offset by an increase in overall mandate penetration and higher average invested assets.

Transaction-based income increased by USD 91 million to USD 741 million, driven by higher levels of client activity in all regions.

Other income increased by USD 39 million to USD 58 million, primarily due to a gain related to the repositioning of the liquidity portfolio in the Americas and a gain related to legacy securities positions.

Operating expenses

Total operating expenses increased by USD 28 million, or 1%, to USD 3,248 million, and adjusted operating expenses increased by USD 75 million, or 2%, to USD 3,223 million.

Personnel expenses were unchanged at USD 1,903 million, while adjusted personnel expenses increased by USD 12 million to USD 1,903 million, mainly as a result of higher variable compensation.

General and administrative expenses increased by USD 46 million to USD 344 million, predominantly driven by higher expenses for provisions for litigation, regulatory and similar matters, and higher regulatory remediation costs.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 23 million to USD 985 million. Excluding restructuring expenses, adjusted net expenses for services increased by USD 12 million to USD 959 million.

Expenses for services from Corporate Center decreased by USD 28 million to USD 948 million. Excluding restructuring expenses, adjusted expenses for services from Corporate Center increased by USD 7 million to USD 922 million, mainly reflecting higher operations expenses, mostly data management expenses.

Net expenses for services from other business divisions increased by USD 4 million to USD 37 million, and increased by USD 5 million to USD 37 million on an adjusted basis, mainly due to lower charges for platform execution and wealth planning services provided to Personal & Corporate Banking.

Net new money: 3Q19 vs 3Q18

Net new money inflows were USD 15.7 billion, compared with net inflows of USD 13.8 billion, an annualized net new money growth rate of 2.5%, compared with 2.3%. Net new money from ultra high net worth clients was USD 18.2 billion.

Invested assets: 3Q19 vs 2Q19

Invested assets increased by USD 16 billion to USD 2,502 billion, driven by positive market performance of USD 18 billion and net new money inflows of USD 16 billion, partly offset by negative currency effects of USD 19 billion. Mandate penetration was stable at 34.4%.

Results: 9M19 vs 9M18

Profit before tax decreased by USD 296 million, or 10%, to USD 2,631 million. Excluding a credit of USD 66 million related to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax decreased by USD 366 million, or 12%, to USD 2,678 million, reflecting lower operating income, partly offset by lower operating expenses.

Total operating income decreased by USD 454 million, or 4%, to USD 12,202 million, driven by lower recurring net fee, net interest and transaction-based income.

Net interest income decreased by USD 120 million to USD 2,953 million, primarily as a result of lower deposit and loan margins, as well as lower loan volumes. Decreases in net income from structural risk management activities also contributed to the decrease in net interest income. This was partly offset by higher investment-of-equity income.

Recurring net fee income decreased by USD 299 million to USD 6,904 million, primarily driven by margin compression, mainly reflecting shifts into lower-margin mandate products, and lower average invested assets as a result of a decrease in market levels in the fourth quarter of 2018. This was partly offset by an increase in overall mandate penetration.

Transaction-based income decreased by USD 74 million to USD 2,270 million, mainly as a result of lower levels of client activity in Asia Pacific and, to a lesser extent, in EMEA.

Total operating expenses decreased by USD 158 million, or 2%, to USD 9,571 million, and adjusted operating expenses decreased by USD 88 million, or 1%, to USD 9,524 million.

Personnel expenses decreased by USD 93 million to USD 5,708 million. Excluding the aforementioned credit related to changes to our Swiss pension plan and restructuring expenses, adjusted personnel expenses decreased by USD 140 million to USD 5,709 million, driven by lower variable compensation and lower expenses for compensation commitments to recruited financial advisors.

General and administrative expenses decreased by USD 44 million and adjusted general and administrative expenses decreased by USD 28 million to USD 864 million, predominantly driven by lower expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 30 million to USD 2,952 million, while adjusted net expenses for services increased by USD 72 million to USD 2,904 million.

Expenses for services from Corporate Center decreased by USD 52 million to USD 2,834 million, while adjusted expenses for services increased by USD 48 million to USD 2,786 million. This increase was mainly driven by higher property-related expenses, mostly in the Americas, and higher operations expenses, mainly data management expenses, as well as higher funding expenses from Group Technology.

Net expenses for services from other business divisions increased by USD 22 million to USD 118 million, and by USD 24 million to USD 118 million on an adjusted basis, mainly due to lower charges for platform execution and wealth planning services provided to the Investment Bank and Personal & Corporate Banking.

Personal & Corporate Banking

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Results
Net interest income	495	500	505	(1)	(2)	1,486	1,487
Recurring net fee income[2]	155	159	157	(3)	(1)	470	468
Transaction-based income[3]	283	286	279	(1)	1	852	835
Other income	11	12	15	(11)	(25)	46	46
Income	944	958	956	(1)	(1)	2,853	2,836
Credit loss (expense) / recovery	(30)	(1)	(3)		823	(29)	(38)
Total operating income	914	957	953	(4)	(4)	2,824	2,798
Personnel expenses	204	225	203	(9)	1	647	601
General and administrative expenses	57	53	55	7	4	162	170
Services (to) / from Corporate Center and other business divisions	298	286	303	4	(2)	879	901
of which: services from Corporate Center	323	319	323	1	0	961	976
Depreciation and impairment of property, equipment and software	3	4	3	(11)	0	10	10
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	562	568	563	(1)	0	1,697	1,681
Business division operating profit / (loss) before tax	353	389	390	(9)	(10)	1,127	1,117

Adjusted results[4]
Total operating income as reported	914	957	953	(4)	(4)	2,824	2,798
Total operating income (adjusted)	914	957	953	(4)	(4)	2,824	2,798
Total operating expenses as reported	562	568	563	(1)	0	1,697	1,681
of which: personnel-related restructuring expenses[5]	0	0	1			0	3
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from Corporate Center[5,6]	8	2	8			14	25
of which: gain related to changes to the Swiss pension plan							(35)
Total operating expenses (adjusted)	554	565	554	(2)	0	1,684	1,688
Business division operating profit / (loss) before tax as reported	353	389	390	(9)	(10)	1,127	1,117
Business division operating profit / (loss) before tax (adjusted)	360	391	399	(8)	(10)	1,141	1,110

Performance measures[7]
Pre-tax profit growth (%)	(9.6)	13.5	2.3			0.9	2.5
Cost / income ratio (%)	59.5	59.2	58.9			59.5	59.3
Net interest margin (bps)	150	152	154			151	152

Adjusted performance measures[4,7]
Pre-tax profit growth (%)	(9.8)	11.0	(1.8)			2.7	(4.0)
Cost / income ratio (%)	58.7	59.0	57.9			59.0	59.5

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Additional information
Average attributed equity (CHF billion)[8]	8.4	8.3	7.8	1	7	8.3	7.7
Return on attributed equity (%)[8]	16.8	18.7	19.9			18.0	19.3
Risk-weighted assets (CHF billion)[8]	64.4	64.2	60.2	0	7	64.4	60.2
Leverage ratio denominator (CHF billion)[8]	214.3	209.5	207.3	2	3	214.3	207.3
Business volume for personal banking (CHF billion)	161	160	157	0	2	161	157
Net new business volume for personal banking (CHF billion)	1.2	1.8	1.7			6.2	5.7
Net new business volume growth for personal banking (%)[9]	3.1	4.4	4.5			5.3	4.9
Client assets (CHF billion)[10]	670	662	665	1	1	670	665
Loans, gross (CHF billion)	132.0	131.9	131.0	0	1	132.0	131.0
Customer deposits (CHF billion)	145.3	143.1	139.7	2	4	145.3	139.7
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.8	92.0	92.2			91.8	92.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.3	1.2	1.2			1.3	1.2
Personnel (full-time equivalents)	5,183	5,184	5,200	0	0	5,183	5,200

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of our second quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Prior periods may include allocations (to) / from other business divisions.    7 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    10 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 3Q19 vs 3Q18

Profit before tax decreased by CHF 37 million, or 10%, to CHF 353 million, while adjusted profit before tax decreased by CHF 39 million, or 10%, to CHF 360 million, predominantly reflecting lower operating income.

Operating income

Total operating income decreased  by CHF 39 million, or 4%, to CHF 914 million  from CHF 953 million, mainly reflecting higher net credit loss expenses as well as lower net interest income.

Net interest income decreased by CHF 10 million to CHF 495 million, mainly as a result of the persistent low interest rate environment leading to lower deposit margin.

Recurring net fee income was stable at CHF 155 million.

Transaction-based income increased by CHF 4 million to CHF 283 million, mainly reflecting higher revenues from credit card and foreign exchange transactions.

Other income decreased by CHF 4 million to CHF 11 million, mainly reflecting lower revenues from our equity participations.

Net credit loss expenses were CHF 30 million, compared with expenses of CHF 3 million in the third quarter of 2018. Stage 3 expected credit losses were CHF 29 million, mainly related to a single exposure, compared with CHF 7 million in the prior-year period.

Operating expenses

Total operating expenses decreased by CHF 1 million to CHF 562 million. Excluding restructuring expenses, adjusted operating expenses were stable at CHF 554 million.

Personnel expenses were stable at CHF 204 million.

General and administrative expenses increased to CHF 57 million from CHF 55 million.

Net expenses for services to / from Corporate Center and other business divisions decreased by CHF 5 million to CHF 298 million, and decreased by CHF 5 million to CHF 290 million on an adjusted basis.

Expenses for services from Corporate Center on a reported and an adjusted basis were unchanged at CHF 323 million and CHF 315 million, respectively.

Net cost recovery from services to / from other business divisions and services to Corporate Center increased by CHF 4 million to CHF 25 million, and increased by CHF 5 million to CHF 25 million on an adjusted basis, mainly reflecting lower charges for platform execution and wealth planning services consumed from Global Wealth Management.

Results: 9M19 vs 9M18

Profit before tax increased by CHF 10 million, or 1%, to CHF 1,127 million, and adjusted profit before tax increased by CHF 31 million, or 3%, to CHF 1,141 million, mainly reflecting higher income and lower credit loss expenses.

Total operating income increased by CHF 26 million, or 1%, to CHF 2,824 million. Net interest income was broadly stable at CHF 1,486 million, as higher deposit and loan revenues were offset by higher funding costs for total loss-absorbing capacity.

Recurring net fee income increased by CHF 2 million to CHF 470 million. Transaction-based income increased by CHF 17 million to CHF 852 million, mainly as a result of higher revenues from credit card transactions. Other income was stable at CHF 46 million.

Net credit loss expenses were CHF 29 million, compared with CHF 38 million. Stage 3 expected credit losses were CHF 44 million, primarily in the Corporate Clients area and mainly related to a single exposure, compared with losses of CHF 25 million in the prior-year period. Stage 1 and 2 expected credit loss releases were CHF 15 million, compared with CHF 13 million losses in the prior-year period.

Total operating expenses increased by CHF 16 million, or 1%, to CHF 1,697 million, due to the first nine months of 2018 including a credit of CHF 35 million related to changes to our Swiss pension plan. Adjusted operating expenses decreased by CHF 4 million to CHF 1,684 million.

Personnel expenses increased by CHF 46 million to CHF 647 million, and on an adjusted basis increased by CHF 14 million to CHF 647 million.

General and administrative expenses decreased by CHF 8 million to CHF 162 million, mainly reflecting lower consulting and marketing costs.

Net expenses for services to / from Corporate Center and other business divisions decreased by CHF 22 million to CHF 879 million, and decreased by CHF 11 million to CHF 865 million on an adjusted basis.

Expenses for services from Corporate Center decreased by CHF 15 million to CHF 961 million, and decreased by CHF 2 million to CHF 947 million on an adjusted basis.

Net cost recovery from services to / from other business divisions and services to Corporate Center increased by CHF 6 million to CHF 82 million, and increased by CHF 8 million to CHF 82 million on an adjusted basis, mainly reflecting lower charges for platform execution and wealth planning services consumed from Global Wealth Management.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Results
Net interest income	497	501	515	(1)	(3)	1,491	1,532
Recurring net fee income[2]	156	160	160	(2)	(3)	471	482
Transaction-based income[3]	285	286	285	(1)	0	854	860
Other income	11	13	15	(11)	(26)	46	47
Income	949	959	976	(1)	(3)	2,863	2,922
Credit loss (expense) / recovery	(30)	(1)	(3)		774	(29)	(39)
Total operating income	919	958	972	(4)	(5)	2,834	2,883
Personnel expenses	205	225	207	(9)	(1)	649	618
General and administrative expenses	57	53	56	8	3	162	175
Services (to) / from Corporate Center and other business divisions	299	286	309	4	(3)	882	928
of which: services from Corporate Center	324	319	330	2	(2)	964	1,006
Depreciation and impairment of property, equipment and software	3	4	3	(11)	(2)	10	10
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	565	568	574	(1)	(2)	1,703	1,731
Business division operating profit / (loss) before tax	354	390	398	(9)	(11)	1,131	1,152

Adjusted results[4]
Total operating income as reported	919	958	972	(4)	(5)	2,834	2,883
Total operating income (adjusted)	919	958	972	(4)	(5)	2,834	2,883
Total operating expenses as reported	565	568	574	(1)	(2)	1,703	1,731
of which: personnel-related restructuring expenses[5]	0	0	1			0	3
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from Corporate Center[5,6]	8	2	8			14	26
of which: gain related to changes to the Swiss pension plan							(38)
Total operating expenses (adjusted)	557	566	565	(2)	(1)	1,690	1,739
Business division operating profit / (loss) before tax as reported	354	390	398	(9)	(11)	1,131	1,152
Business division operating profit / (loss) before tax (adjusted)	362	392	407	(8)	(11)	1,145	1,144

Performance measures[7]
Pre-tax profit growth (%)	(10.9)	12.5	0.7			(1.8)	3.6
Cost / income ratio (%)	59.5	59.3	58.9			59.5	59.2
Net interest margin (bps)	149	150	155			149	152

Adjusted performance measures[4,7]
Pre-tax profit growth (%)	(11.0)	10.0	(3.4)			0.1	(3.2)
Cost / income ratio (%)	58.7	59.0	57.9			59.0	59.5

Personal & Corporate Banking

Personal & Corporate Banking – in US dollars (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Additional information
Average attributed equity (USD billion)[8]	8.5	8.3	8.0	2	6	8.4	8.0
Return on attributed equity (%)[8]	16.8	18.8	19.9			18.0	19.3
Risk-weighted assets (USD billion)[8]	64.5	65.7	61.4	(2)	5	64.5	61.4
Leverage ratio denominator (USD billion)[8]	214.6	214.6	211.3	0	2	214.6	211.3
Business volume for personal banking (USD billion)	161	164	160	(2)	1	161	160
Net new business volume for personal banking (USD billion)	1.2	1.8	1.8			6.2	5.9
Net new business volume growth for personal banking (%)[9]	3.0	4.4	4.5			5.2	4.9
Client assets (USD billion)[10]	671	678	678	(1)	(1)	671	678
Loans, gross (USD billion)	132.2	135.1	133.5	(2)	(1)	132.2	133.5
Customer deposits (USD billion)	145.5	146.6	142.4	(1)	2	145.5	142.4
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.8	92.0	92.2			91.8	92.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.3	1.2	1.2			1.3	1.2
Personnel (full-time equivalents)	5,183	5,184	5,200	0	0	5,183	5,200

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of our second quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Prior periods may include allocations (to) / from other business divisions.    7 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    10 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Results
Net management fees[2]	452	452	440	0	3	1,323	1,333
Performance fees	14	23	17	(40)	(20)	64	52
Total operating income	465	475	457	(2)	2	1,386	1,384
Personnel expenses	174	186	169	(6)	3	538	537
General and administrative expenses	49	44	45	9	7	141	145
Services (to) / from Corporate Center and other business divisions	119	121	124	(1)	(4)	356	380
of which: services from Corporate Center	130	131	135	(1)	(4)	389	413
Depreciation and impairment of property, equipment and software	0	0	0	13	(50)	1	1
Amortization and impairment of intangible assets	0	0	0			0	1
Total operating expenses	341	351	339	(3)	1	1,035	1,064
Business division operating profit / (loss) before tax	124	124	118	0	5	352	320

Adjusted results[3]
Total operating income as reported	465	475	457	(2)	2	1,386	1,384
Total operating income (adjusted)	465	475	457	(2)	2	1,386	1,384
Total operating expenses as reported	341	351	339	(3)	1	1,035	1,064
of which: personnel-related restructuring expenses[4]	1	3	2			6	18
of which: non-personnel-related restructuring expenses[4]	2	2	1			6	7
of which: restructuring expenses allocated from Corporate Center[4]	8	5	6			15	21
of which: gain related to changes to the Swiss pension plan							(10)
Total operating expenses (adjusted)	331	340	330	(3)	0	1,008	1,028
Business division operating profit / (loss) before tax as reported	124	124	118	0	5	352	320
Business division operating profit / (loss) before tax (adjusted)	135	135	127	0	6	378	356

Performance measures[5]
Pre-tax profit growth (%)	5.2	28.8	(7.2)			10.0	(3.1)
Cost / income ratio (%)	73.3	73.8	74.2			74.6	76.9
Net new money growth excluding money market flows (%)[6]	13.1	(7.6)	0.3			1.6	5.6

Adjusted performance measures[3,5]
Pre-tax profit growth (%)[7]	6.3	10.0	(12.3)			6.3	(5.3)
Cost / income ratio (%)	71.1	71.7	72.3			72.7	74.3

Information by business line / asset class
Net new money (USD billion)[6]
Equities	19.6	(10.1)	(4.5)			15.5	15.2
Fixed Income	7.6	(1.9)	7.5			0.3	1.6
of which: money market	8.9	(1.1)	2.6			10.2	4.7
Multi-asset & Solutions	6.7	(1.5)	(0.3)			4.1	14.9
Hedge Fund Businesses	(1.2)	(1.4)	(0.4)			(2.8)	0.7
Real Estate & Private Markets	0.4	0.0	1.0			1.1	2.0
Total net new money	33.1	(15.0)	3.2			18.2	34.4
of which: net new money excluding money markets	24.1	(13.9)	0.6			8.0	29.6

Asset Management

Asset Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Invested assets (USD billion)[6]
Equities	328	312	315	5	4	328	315
Fixed Income	259	252	245	3	6	259	245
of which: money market	106	97	92	9	14	106	92
Multi-asset & Solutions	147	141	144	4	2	147	144
Hedge Fund Businesses	41	42	44	(2)	(6)	41	44
Real Estate & Private Markets	83	84	82	(1)	2	83	82
Total invested assets	858	831	830	3	3	858	830
of which: passive strategies	342	326	318	5	8	342	318

Information by region
Invested assets (USD billion)
Americas	211	194	197	9	7	211	197
Asia Pacific	147	151	153	(3)	(4)	147	153
Europe, Middle East and Africa	214	209	209	2	2	214	209
Switzerland	286	277	271	3	6	286	271
Total invested assets	858	831	830	3	3	858	830

Information by channel
Invested assets (USD billion)
Third-party institutional	526	513	523	3	1	526	523
Third-party wholesale	88	88	84	0	5	88	84
UBS’s wealth management businesses	244	230	223	6	9	244	223
Total invested assets	858	831	830	3	3	858	830

Additional information
Average attributed equity (USD billion)[8]	1.8	1.8	1.8	(1)	(1)	1.8	1.8
Return on attributed equity (%)[8]	27.9	27.6	26.2			26.1	23.4
Risk-weighted assets (USD billion)[8]	4.6	4.6	4.3	0	7	4.6	4.3
Leverage ratio denominator (USD billion)[8]	5.2	4.7	4.7	11	10	5.2	4.7
Goodwill and intangible assets (USD billion)	1.3	1.4	1.4	(1)	(2)	1.3	1.4
Net margin on invested assets (bps)[9]	6	6	6	(2)	3	6	5
Gross margin on invested assets (bps)	22	23	22	(4)	(1)	22	22
Personnel (full-time equivalents)	2,308	2,288	2,321	1	(1)	2,308	2,321

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of our second quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    6 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money and total invested assets.    7 Excluding the effect of business exits.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.

Results: 3Q19 vs 3Q18

Profit before tax increased by USD 6 million, or 5%, to USD 124 million. Excluding restructuring expenses, adjusted profit before tax increased by USD 8 million, or 6%, to USD 135 million, reflecting higher operating income.

Operating income

Total operating income increased by USD 8 million, or 2%, to USD 465 million.

Net management fees increased by USD 12 million to USD 452 million, with the effect of higher average invested assets more than offsetting continued pressure on margins.

Performance fees decreased by USD 3 million to USD 14 million, driven by a decrease in performance fees in Equities and Real Estate & Private Markets, partly offset by higher performance fees in Hedge Fund Businesses.

Operating expenses

Total operating expenses increased by USD 2 million, or 1%, to USD 341 million, and adjusted operating expenses were stable at USD 331 million.

Personnel expenses increased by USD 5 million to USD 174 million. Excluding restructuring expenses, adjusted personnel expenses increased by USD 6 million to USD 173 million, driven primarily by increased expenses for variable compensation.

General and administrative expenses increased by USD 4 million to USD 49 million. Excluding restructuring expenses, adjusted general and administrative expenses increased by USD 3 million to USD 47 million.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 5 million to USD 119 million, and by USD 8 million to USD 111 million on an adjusted basis.

Expenses for services from Corporate Center decreased by USD 5 million to USD 130 million on a reported basis, and by USD 7 million to USD 122 million on an adjusted basis. This decrease was primarily driven by the shift of market data service charges from Group Operations to the Asset Management business.

Net cost recovery from services to / from other business divisions and services to Corporate Center was stable at USD 11 million on both a reported and an adjusted basis.

Net new money: 3Q19  vs 3Q18

Net new money inflows were USD 33.1 billion, compared with net inflows of USD 3.2 billion. Excluding money market flows, net new money inflows were USD 24.1 billion, compared with net inflows of USD 0.6 billion, an annualized net new money growth rate of positive 13.1%, compared with positive 0.3%. Strong net new money generation reflected the funding of previously delayed investment decisions.

Invested assets: 3Q19  vs 2Q19

Invested assets increased by USD 27 billion to USD 858 billion, reflecting inflows of USD 33 billion and positive market performance of USD 7 billion, partly offset by currency effects of USD 13 billion, resulting primarily from the strengthening of the US dollar against the euro and the Swiss franc.

Results: 9M19 vs 9M18

Profit before tax increased by USD 32 million, or 10%, to USD 352 million. Excluding a credit of USD 10 million related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax increased by USD 22 million, or 6%, to USD 378 million, mainly driven by lower operating expenses.

Total operating income increased by USD 2 million to USD 1,386 million, reflecting increased performance fees, largely offset by lower net management fees.

Net management fees decreased by USD 10 million to USD 1,323 million, reflecting lower average invested assets as a result of the lower market levels at the end of the fourth quarter of 2018.

Performance fees increased by USD 12 million to USD 64 million, mainly driven by an increase in performance fees for Equities.

Total operating expenses decreased by USD 29 million, or 3%, to USD 1,035 million, and adjusted operating expenses decreased by USD 20 million, or 2%, to USD 1,008 million.

Personnel expenses were virtually unchanged at USD 538 million. Excluding the aforementioned credit related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted personnel expenses increased by USD 3 million to USD 532 million, driven by increased expenses for variable compensation.

General and administrative expenses decreased by USD 4 million to USD 141 million, and adjusted general and administrative expenses by USD 3 million to USD 135 million.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 24 million to USD 356 million, and adjusted expenses for services decreased by USD 18 million to USD 341 million.

Expenses for services from Corporate Center decreased by USD 24 million to USD 389 million on a reported basis, and by USD 18 million to USD 374 million on an adjusted basis. This decrease was primarily driven by the shift of market data service charges from Group Operations to the Asset Management business.

Net cost recovery from services to / from other business divisions and services to Corporate Center was stable at USD 33 million on both a reported and an adjusted basis.

Investment Bank

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Results
Corporate Client Solutions	532	742	657	(28)	(19)	1,724	2,160
Advisory	186	268	236	(31)	(21)	563	601
Equity Capital Markets	126	235	161	(46)	(22)	487	664
Debt Capital Markets	156	164	183	(5)	(15)	474	609
Financing Solutions	76	69	74	9	2	201	225
Risk Management	(12)	6	3			0	61
Investor Client Services	1,220	1,331	1,285	(8)	(5)	3,888	4,380
Equities	838	940	899	(11)	(7)	2,661	3,074
Foreign Exchange, Rates and Credit	382	391	386	(2)	(1)	1,227	1,306
Income	1,752	2,073	1,942	(15)	(10)	5,612	6,540
Credit loss (expense) / recovery	0	(1)	1		(96)	(24)	(20)
Total operating income	1,752	2,071	1,944	(15)	(10)	5,588	6,520
Personnel expenses	699	794	673	(12)	4	2,198	2,404
General and administrative expenses	143	143	101	0	42	427	398
Services (to) / from Corporate Center and other business divisions	735	704	709	4	4	2,147	2,137
of which: services from Corporate Center	748	717	727	4	3	2,187	2,175
Depreciation and impairment of property, equipment and software	2	2	2	20	(14)	5	6
Amortization and impairment of intangible assets	1	2	5	(28)	(77)	5	10
Total operating expenses	1,580	1,644	1,490	(4)	6	4,782	4,956
Business division operating profit / (loss) before tax	172	427	453	(60)	(62)	806	1,564

Adjusted results[2]
Total operating income as reported	1,752	2,071	1,944	(15)	(10)	5,588	6,520
Total operating income (adjusted)	1,752	2,071	1,944	(15)	(10)	5,588	6,520
Total operating expenses as reported	1,580	1,644	1,490	(4)	6	4,782	4,956
of which: personnel-related restructuring expenses[3]	1	1	1			3	15
of which: non-personnel-related restructuring expenses[3]	1	2	3			5	8
of which: restructuring expenses allocated from Corporate Center[3]	28	10	32			49	97
of which: gain related to changes to the Swiss pension plan							(5)
Total operating expenses (adjusted)	1,549	1,631	1,455	(5)	6	4,725	4,841
Business division operating profit / (loss) before tax as reported	172	427	453	(60)	(62)	806	1,564
Business division operating profit / (loss) before tax (adjusted)	203	440	489	(54)	(59)	864	1,679

Performance measures[4]
Return on attributed equity (%)[5]	5.6	13.8	14.2			8.7	15.9
Cost / income ratio (%)	90.2	79.3	76.7			85.2	75.8

Adjusted performance measures[2,4]
Return on attributed equity (%)[5]	6.6	14.2	15.3			9.4	17.1
Cost / income ratio (%)	88.4	78.7	74.9			84.2	74.0

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Additional information
Pre-tax profit growth (%)	(62.0)	(20.2)	89.7			(48.5)	43.8
Adjusted pre-tax profit growth (%)	(58.5)	(23.0)	50.3			(48.6)	37.5
Average attributed equity (USD billion)[5]	12.2	12.4	12.8	(1)	(4)	12.3	13.1
Risk-weighted assets (USD billion)[5]	88.9	85.9	87.6	4	2	88.9	87.6
Return on risk-weighted assets, gross (%)	8.0	9.3	8.9			8.3	9.8
Leverage ratio denominator (USD billion)[5]	299.7	300.4	315.7	0	(5)	299.7	315.7
Return on leverage ratio denominator, gross (%)	2.3	2.8	2.5			2.5	2.8
Goodwill and intangible assets (USD billion)	0.1	0.1	0.0	(6)	143	0.1	0.0
Compensation ratio (%)	39.9	38.3	34.7			39.2	36.8
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	10	9	4	20	10	11
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[6]	1.6	1.2	1.1			1.6	1.1
Personnel (full-time equivalents)	5,482	5,333	4,957	3	11	5,482	4,957

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of our second quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    5 Refer to the “Capital management” section of this report for more information.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired loan exposures.

Results: 3Q19 vs  3Q18

Profit before tax decreased by USD 281 million, or 62%, to USD 172 million. Excluding restructuring expenses, adjusted profit before tax decreased by USD 286 million, or 59%, to USD 203 million. This was driven by lower operating income and higher operating expenses.

Operating income

Total operating income decreased by USD 192 million, or 10%, to USD 1,752 million. This mainly reflected lower revenues in Corporate Client Solutions, in part due to a reduction in global fee pools, as well as a decrease in Equities amid ongoing challenging market conditions.

Corporate Client Solutions

Corporate Client Solutions revenues decreased by USD 125 million, or 19%, to USD 532 million, largely driven by decreases in Advisory, Equity Capital Markets and Debt Capital Markets.

Advisory revenues decreased by USD 50 million, or 21%, to USD 186 million from a strong prior-year quarter of USD 236 million, mainly driven by lower revenues from merger and acquisition transactions, against a 10% decrease in the global fee pool.

Equity Capital Markets revenues decreased by USD 35 million, or 22%, to USD 126 million, mainly reflecting lower revenues from public offerings across all regions, against a global fee pool increase of 4%. Revenues from private transactions were broadly stable.

Debt Capital Markets revenues decreased by USD 27 million, or 15%, to USD 156 million. Investment grade revenues increased 37%, against a global fee pool increase of 17%. Leveraged finance revenues decreased 45%, against a global fee pool decrease of 18% and a strong prior-year quarter.

Financing Solutions revenues increased by USD 2 million, or 2%, to USD 76 million.

Risk Management revenues were negative USD 12 million, compared with positive USD 3 million, mainly resulting from valuation losses on a restructured debt position.

Investor Client Services

Investor Client Services revenues decreased by USD 65 million, or 5%, to USD 1,220 million, mainly reflecting decreases in Equities.

Equities

Equities revenues decreased by USD 61 million, or 7%, to USD 838 million, reflecting a more challenging market environment with lower client activity levels, as well as the strong third quarter of 2018.

Cash revenues were broadly unchanged at USD 294 million.

Derivatives revenues decreased to USD 170 million from USD 243 million, reflecting the strong third quarter of 2018 and lower client activity levels.

Financing Services revenues decreased to USD 369 million from USD 380 million, mainly driven by lower prime brokerage  revenues as a result of lower client balances and margin compression.

Investment Bank

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased slightly by USD 4 million, or 1%, to USD 382 million. Foreign Exchange revenues increased 2% as the business benefited from higher levels of volatility in August. Rates and Credit revenues decreased 6%, reflecting challenging market conditions.

Operating expenses

Total operating expenses increased by USD 90 million, or 6%, to USD 1,580 million, and adjusted operating expenses increased by USD 94 million, or 6%, to USD 1,549 million.

Personnel expenses increased by USD 26 million to USD 699 million, and adjusted personnel expenses increased by USD 26 million to USD 698 million.

General and administrative expenses increased by USD 42 million to USD 143 million, and on an adjusted basis increased by USD 43 million to USD 142 million, mostly due to the prior-year period including a USD 59 million net release of provisions for litigation, regulatory and similar matters.

Net expenses for services to / from Corporate Center and other business divisions increased to USD 735 million from USD 709 million. Excluding restructuring expenses, adjusted net expenses increased to USD 707 million from USD 677 million.

Expenses for services from Corporate Center increased by USD 21 million to USD 748 million, and by USD 25 million to USD 720 million on an adjusted basis. This reflected higher expenses for IT development and amortization of software and compliance costs.

Net cost recovery from services to / from other business divisions and services to Corporate Center decreased by USD 5 million on both a reported and an adjusted basis due to lower charges in connection with Group regulatory projects.

Risk-weighted assets and leverage ratio denominator: 3Q19  vs 2Q19

Risk-weighted assets

Total risk-weighted assets (RWA) increased by USD 3 billion to USD 89 billion, driven by higher credit risk RWA, reflecting increases in traded loans, term loan exposures and unutilized credit facilities, partly offset by lower market risk RWA, reflecting lower average regulatory and stressed value-at-risk (VaR) levels.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) was flat at USD 300 billion.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Results: 9M19 vs 9M18

Profit before tax decreased by USD 758 million, or 48%, to USD 806 million. Excluding restructuring expenses, adjusted profit before tax decreased by USD 815 million, or 49%, to USD 864 million. This mainly resulted from lower operating income, reflecting lower levels of client activity and decreases in the global fee pools, partly offset by lower operating expenses.

Revenues in Corporate Client Solutions decreased by USD 436 million, or 20%, to USD 1,724 million, as a result of significantly lower levels of market activity and decreased private transaction revenues, particularly in Equity Capital Markets, and compared with the strong first nine months of 2018.

Advisory revenues decreased by USD 38 million, or 6%, to USD 563 million, reflecting lower revenues from merger and acquisition transactions, while the global fee pool decreased 12%. This was partly offset by higher revenues from private transactions.

Equity Capital Markets revenues decreased 27% to USD 487 million from USD 664 million, largely driven by lower revenues from private transactions due to the strong prior-year period, as well as lower revenues from public offerings, against a decrease in the global fee pool of 14%.

Debt Capital Markets revenues decreased 22% to USD 474 million from USD 609 million, mainly reflecting lower leveraged finance revenues, against a global fee pool decrease of 23%.

Financing Solutions revenues decreased 10% to USD 201 million from USD 225 million, reflecting lower levels of client activity across most products.

Risk Management revenues were marginally negative, compared with positive USD 61 million, mainly due to lower gains from a portfolio of loans that were largely exited in 2018 and by lower gains on a restructured debt position.

Investor Client Services revenues decreased by USD 492 million, or 11%, to USD 3,888 million, reflecting lower revenues across Equities and Foreign Exchange, Rates and Credit.

Equities revenues decreased by USD 413 million, or 13%, to USD 2,661 million. Cash revenues decreased to USD 885 million from USD 955 million, mainly reflecting lower client activity levels. Derivatives revenues decreased to USD 683 million from USD 885 million, reflecting the strong prior-year period and lower client activity levels. Financing Services revenues decreased to USD 1,106 million from USD 1,265 million, reflecting lower client activity levels across most products.

Foreign Exchange, Rates and Credit revenues decreased 6% to USD 1,227 million from USD 1,306 million, primarily due to the second quarter of 2018 including net income of around USD 100 million, consisting mainly of previously deferred day-1 profits that were subsequently recognized as a result of enhanced observability and revised valuations in the funding curve used to value UBS interest rate-linked notes. Excluding that, Foreign Exchange, Rates and Credit revenues increased 2%. The first nine months of 2019 included a gain of USD 68 million on our investment in TradeWeb, which was sold in the second quarter of 2019, compared with mark-to-market gains of USD 22 million recognized in the first nine months of 2018.

Total operating expenses decreased by USD 174 million, or 4%, to USD 4,782 million, and adjusted operating expenses decreased by USD 116 million, or 2%, to USD 4,725 million.

Personnel expenses decreased to USD 2,198 million from USD 2,404 million, and adjusted personnel expenses decreased to USD 2,195 million from USD 2,395 million, mainly reflecting lower variable compensation expenses. General and administrative expenses increased to USD 427 million from USD 398 million, and on an adjusted basis increased to USD 422 million from USD 391 million, mostly due to the prior-year period including a USD 58 million net release of provisions for litigation, regulatory and similar matters.

Net expenses for services to / from Corporate Center and other business divisions increased to USD 2,147 million from USD 2,137 million. Excluding restructuring expenses, adjusted net expenses increased to USD 2,098 million from USD 2,040 million.

Expenses for services from Corporate Center increased by USD 12 million to USD 2,187 million, and by USD 60 million to USD 2,138 million on an adjusted basis, mainly due to higher spending on IT development and amortization of software and compliance costs. This was partly offset by lower charges in connection with Group regulatory projects.

Net cost recovery from services to / from other business divisions and services to Corporate Center increased by USD 2 million on both a reported and an adjusted basis, mainly reflecting lower charges for services from Global Wealth Management, partly offset by lower charges in connection with Group regulatory projects.

Corporate Center

Corporate Center

Corporate Center[1,2]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.19	30.6.19	30.9.18	2Q19	3Q18	30.9.19	30.9.18

Results
Total operating income	(191)	(30)	(29)	539	569	(174)	(203)
of which: net treasury income	(60)	39	(55)		11	103	(302)
of which: Non-core and Legacy Portfolio	(6)	61	40			102	189
Total operating expenses	9	26	100	(65)	(91)	97	251
of which: Non-core and Legacy Portfolio	47	27	59	76	(20)	118	226
Operating profit / (loss) before tax	(200)	(56)	(128)	256	56	(271)	(454)

Adjusted results[3]
Total operating income as reported	(191)	(30)	(29)	539	569	(174)	(203)
of which: gains on sale of real estate			31				31
of which: gain / (loss) on sale of subsidiaries and businesses			25				25
of which: net foreign currency translation gains / (losses)	(46)	10				(35)
Total operating income (adjusted)	(145)	(40)	(85)	261	70	(139)	(259)
Total operating expenses as reported	9	26	100	(65)	(91)	97	251
of which: personnel-related restructuring expenses[4]	44	22	44			80	138
of which: non-personnel-related restructuring expenses[4]	20	10	59			40	152
of which: restructuring expenses allocated from Corporate Center[4]	(70)	(30)	(106)			(126)	(293)
of which: gain related to changes to the Swiss pension plan							(122)
Total operating expenses (adjusted)	15	25	103	(41)	(86)	103	377
Operating profit / (loss) before tax as reported	(200)	(56)	(128)	256	56	(271)	(454)
Operating profit / (loss) before tax (adjusted)	(160)	(65)	(188)	145	(15)	(242)	(637)

Additional information
Average attributed equity (USD billion)[5]	15.5	14.3	12.8	9	21	14.7	13.3
Risk-weighted assets (USD billion)[5]	27.9	28.6	28.7	(3)	(3)	27.9	28.7
Leverage ratio denominator (USD billion)[5]	68.8	68.5	72.6	0	(5)	68.8	72.6
Personnel (full-time equivalents)	31,913	31,191	29,526	2	8	31,913	29,526

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of our second quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 This table has been amended to present total operating expenses as the only expense line item. Operating expenses related to services provided to the business divisions continue to be presented in the results of the respective business divisions.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Capital management” section of this report for more information.

Results: 3Q19 vs 3Q18

Corporate Center recorded a loss before tax of USD 200 million, compared with a loss of USD 128 million in the prior-year quarter, and an adjusted loss before tax of USD 160 million, compared with a loss of USD 188 million.

Operating income

Operating income was negative USD 191 million, compared with negative USD 29 million. Excluding net foreign currency translation losses of USD 46 million related to the closure of subsidiaries in the third quarter of 2019 and the gain on sale of Widder Hotel of USD 56 million in the third quarter of 2018, adjusted income was negative USD 145 million compared with negative USD 85 million. This decrease was driven by lower other Corporate Center revenues, mainly reflecting higher interest expenses relating to the adoption of IFRS 16, Leases, increased funding expenses for Group Technology assets, and lower net income from the Non-core and Legacy Portfolio, partly offset by higher net treasury income.

Net treasury income

The net treasury income result was negative USD 60 million, compared with negative USD 55 million. Excluding the aforementioned net foreign currency translation losses, adjusted net treasury income was negative USD 15 million, compared with negative USD 55 million.

Net treasury income included negative revenues of USD 84 million relating to centralized Group Treasury risk management services, compared with negative revenues of USD 75 million. Revenues from accounting asymmetries were USD 57 million, compared with USD 18 million. Income related to hedge accounting ineffectiveness was USD 4 million compared with USD 5 million.

Operating income from Non-core and Legacy Portfolio

The operating income from Non-core and Legacy Portfolio was negative USD 6 million, compared with positive USD 40 million. The decrease was mainly due to the third quarter of 2018 including valuation gains of USD 60 million on financial assets measured at fair value through profit or loss.

Operating expenses

Total operating expenses were USD 9 million, compared with USD 100 million, and, on an adjusted basis, USD 15 million, compared with USD 103 million. The decrease was mainly driven by a net release of provisions related to litigation, regulatory and similar matters, as well as the aforementioned higher expenses for lease contracts and Group Technology assets which are presented as negative revenues and allocated to the business divisions through operating expenses.

Results: 9M19 vs 9M18

Corporate Center recorded a loss before tax of USD 271 million, compared with a loss of USD 454 million in the prior-year period. On an adjusted basis, Corporate Center recorded a loss before tax of USD 242 million, compared with a loss of USD 637 million.

Total operating income was negative USD 174 million, compared with negative USD 203 million. Excluding net foreign currency translation losses of USD 35 million in the first nine months of 2019 and the aforementioned gain on the sale of Widder Hotel in the first nine months of 2018, adjusted income was negative USD 139 million compared with negative USD 259 million. The increase reflected USD 440 million higher net treasury income, partly offset by lower net income from Non-core and Legacy Portfolio and a decrease in other Corporate Center revenues, driven mainly by higher interest expenses relating to the adoption of IFRS 16, Leases, and increased funding expenses for Group Technology assets.

The net treasury income result was positive USD 103 million, compared with negative USD 302 million. Excluding the aforementioned net foreign currency translation losses, adjusted net treasury income was positive USD 138 million, compared with negative USD 302 million.

Net treasury income included negative revenues of USD 173 million relating to centralized Group Treasury risk management services, compared with negative revenues of USD 228 million. Income related to hedge accounting ineffectiveness was positive USD 151 million, compared with negative USD 66 million. Revenues from accounting asymmetries were positive USD 151 million, compared with negative USD 10 million.

The operating income from Non-core and Legacy Portfolio was USD 102 million, compared with USD 189 million. The decrease was mainly due to the first nine months of 2018 including USD 145 million higher valuation gains on financial assets measured at fair value through profit or loss, partly offset by proceeds related to the settlement of a litigation claim and income related to a claim on a defaulted counterparty position in the first nine months of 2019.

Total operating expenses were USD 97 million, compared with USD 251 million, and, on an adjusted basis, USD 103 million, compared with USD 377 million. The decrease was mainly due to a net release of provisions related to litigation, regulatory and similar matters compared with a net expense in the first nine months of 2018 and the aforementioned higher allocated funding expenses recorded under operating income.

Personnel: 3Q19 vs 2Q19

As of 30 September 2019, Corporate Center employed 31,913 personnel (full-time equivalents). Personnel increased by 722 and external staff by 269 compared with 30 June 2019, mainly related to regulatory projects and strategic initiatives.

Risk, treasury and capital management

Management report

Table of contents

41	Risk management and control
41	Credit risk
42	Market risk
44	Country risk
44	Operational risk

45	Balance sheet, liquidity and funding management
45	Strategy, objectives and governance
45	Assets and liquidity management
46	Liabilities and funding management

49	Capital management
50	Swiss SRB requirements and information
51	Total loss-absorbing capacity
55	Risk-weighted assets
57	Leverage ratio denominator
59	Equity attribution and return on attributed equity
60	UBS shares

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2018.

Credit risk

Total net credit loss expenses in the third quarter of 2019 were USD 38 million, reflecting net expenses of USD 43 million related to credit-impaired (stage 3) positions and recoveries of USD 5 million related to stage 1 and stage 2 positions. The net stage 3 expenses of USD 43 million were recognized across a number of defaulted positions: USD 29 million in Personal & Corporate Banking, mainly related to a single exposure; USD 8 million in the Investment Bank; and USD 6 million in Global Wealth Management.

Overall credit risk exposures were broadly unchanged during the third quarter of 2019.

We aim to manage our Swiss lending portfolios prudently and remain watchful for signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business’s overall ability to distribute risk remained sound. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

Banking and traded products exposure in our business divisions and Corporate Center
	30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure (IFRS 9)	231,438	182,077	2,692	51,480	23,491	491,177
of which: loans and advances to customers (on-balance sheet)	171,608	132,222	0	10,639	6,489	320,958
of which: guarantees and loan commitments (off-balance sheet)	5,157	19,932	0	17,523	81	42,692
Traded products[2,3]
Gross exposure	10,419	1,018	0	35,879		47,316
of which: over-the-counter derivatives	7,322	978	0	10,277		18,577
of which: securities financing transactions	287	0	0	18,835		19,122
of which: exchange-traded derivatives	2,810	40	0	6,766		9,617
Other credit lines, gross[4]	10,352	19,911	0	2,196	138	32,597

Total credit-impaired exposure, gross (stage 3)[1]	858	1,828	0	115	417	3,218
Total allowances and provisions for expected credit losses (stages 1 to 3)	205	688	0	113	35	1,041
of which: stage 1	57	74	0	26	3	160
of which: stage 2	28	131	0	13	0	173
of which: stage 3 (allowances and provisions for credit-impaired exposures)	120	483	0	74	32	709

	30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure (IFRS 9)	238,391	185,403	2,480	50,430	26,970	503,674
of which: loans and advances to customers (on-balance sheet)	171,612	135,115	0	9,787	6,896	323,410
of which: guarantees and loan commitments (off-balance sheet)	5,954	20,574	0	17,416	329	44,273
Traded products[2,3]
Gross exposure	9,486	935	0	32,377		42,798
of which: over-the-counter derivatives	6,858	885	0	9,522		17,264
of which: securities financing transactions	269	0	0	17,323		17,592
of which: exchange-traded derivatives	2,359	50	0	5,533		7,942
Other credit lines, gross[4]	6,959	20,351	0	2,028	142	29,480

Total credit-impaired exposure, gross (stage 3)[1]	529	1,859	0	100	432	2,920
Total allowances and provisions for expected credit losses (stages 1 to 3)	210	675	0	112	33	1,030
of which: stage 1	57	77	0	43	2	180
of which: stage 2	28	131	0	4	0	163
of which: stage 3 (allowances and provisions for credit-impaired exposures)	124	467	0	65	30	687

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Corporate Center is provided.    4 Unconditionally revocable committed credit lines.

Risk management and control

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	30.9.19	30.6.19	30.9.19	30.6.19
Secured by residential property	53,506	53,464	96,288	98,160
Secured by commercial / industrial property	2,346	2,325	16,725	17,132
Secured by cash	15,098	14,849	1,444	1,426
Secured by securities	89,577	90,484	1,678	1,804
Secured by guarantees and other collateral	9,978	9,463	5,221	5,825
Unsecured loans and advances to customers	1,104	1,027	10,867	10,768
Total loans and advances to customers, gross	171,608	171,612	132,222	135,115
Allowances	(92)	(93)	(592)	(577)
Total loans and advances to customers, net of allowances	171,517	171,519	131,629	134,537

Market risk

Market risks remain generally at low levels due to our continued focus on managing tail risks. Average management value-at-risk (VaR) (1-day, 95% confidence level) increased marginally to USD 12 million from USD 11 million in the previous quarter.

There were no Group VaR negative backtesting exceptions in the third quarter of 2019, and the total number of negative backtesting exceptions within the most recent 250 business-days remained at 1. The FINMA VaR multiplier for market risk RWA was unchanged compared with the previous quarter, at 3.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Corporate Center by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	0	1	0	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	17	10	10	8	7	4	3	2
Corporate Center	4	8	5	6	1	6	2	1	0
Diversification effect[2,3]			(4)	(5)	(1)	(4)	(2)	(1)	0
Total as of 30.9.19	8	18	11	12	8	9	4	3	2
Total as of 30.6.19	9	15	12	11	7	9	4	4	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

As of 30 September 2019, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 24.3 million, compared with negative USD 22.2 million as of 30 June 2019. The change in interest rate sensitivity was driven by market moves (interest rates decreased substantially over the quarter), issuance of additional tier 1 (AT1) capital instruments and active risk management of the exposures in the banking book. The reported interest rate sensitivity excludes the AT1 capital instruments as per FINMA Pillar 3 disclosure requirements and our equity, goodwill and real estate with a modeled sensitivity of approximately USD 4 million per basis point in Swiss francs and USD 15 million per basis point in US dollars.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 4.9 billion, representing a pro forma effect equal to 9.7% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 30 September 2019 would be a reduction of 1.3%, or USD 0.6 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would also have a positive effect on net interest income.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2018 and the 30 June 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about the management of interest rate risk in the banking book

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

→   Refer to the 30 September 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(2.4)	(344.7)	391.5	(230.0)	159.2	9.1	(7.1)
EUR	(0.5)	(93.3)	118.1	4.6	(15.2)	(42.2)	55.0
GBP	0.1	7.5	(23.9)	(11.2)	10.3	15.0	(14.3)
USD	(20.7)	(4,359.8)	3,647.0	(402.6)	(601.1)	(2,151.9)	2,328.2
Other	(0.7)	(152.1)	169.2	(7.8)	(21.4)	(75.6)	87.1
Total effect on economic value of equity as per Pillar 3 requirement as of 30.9.19	(24.3)	(4,942.3)	4,301.9	(647.1)	(468.2)	(2,245.6)	2,449.0
Additional tier 1 (AT1) capital instruments	5.2	1,008.2	(1,085.4)	(26.1)	250.7	632.2	(661.0)
Total including AT1 capital instruments as of 30.9.19	(19.1)	(3,934.2)	3,216.4	(673.2)	(217.5)	(1,613.4)	1,788.1
Total effect on economic value of equity as per Pillar 3 requirement as of 30.6.19	(22.2)	(4,503.5)	3,807.0	(748.8)	(298.0)	(1,908.5)	2,048.5
Total including AT1 capital instruments as of 30.6.19	(17.2)	(3,539.3)	2,767.5	(762.2)	(68.7)	(1,310.2)	1,423.6

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Risk management and control

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to major European economies, including the UK, Germany and France. The UK’s process of withdrawing from the EU remains an area of concern.

Tensions in the Middle East have increased following an attack on Saudi energy facilities and led to disruption of world oil supplies.

We are closely monitoring the growing risks stemming from ongoing US trade policy shifts, and their potential effects on key markets, economies and countries.

We also continue to closely monitor our direct exposure to China. In addition, a number of emerging markets are facing economic, political and market pressures, such as Argentina, which has had a major negative market correction and may soon need to reprofile its sovereign debt.

Our exposure to emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2018 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	30.9.19							30.6.19
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	128	127	251	206	2,461	2,840	2,793	474	467
Belgium	156	156	190	190	32	378	378	234	234
Finland	8	8	73	73	156	236	236	228	228
France	451	451	1,222	1,133	1,946	3,619	3,530	3,402	3,309
Greece	13	3	0	0	15	28	18	16	10
Ireland[2]	244	244	124	124	555	923	923	833	826
Italy	753	629	347	331	336	1,436	1,296	1,151	986
Portugal	18	17	58	58	31	107	107	73	72
Spain	423	395	29	29	1,029	1,480	1,452	740	739
Other[3]	281	265	6	6	17	304	288	326	310
Total	2,476	2,295	2,299	2,149	6,578	11,352	11,022	7,477	7,181

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

There have been no significant changes in the operational risk environment over the quarter, with financial crime, conduct and culture, and operational resilience (particularly with respect to cyber risks and data management) remaining the dominant themes for UBS and the industry. We continue to prioritize our efforts to meet the developing nature of these risks and to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations, including to address the requirements of the May 2018 cease and desist order issued by the Office of the Comptroller of the Currency related to our US branch know-your-customer and anti-money laundering programs.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2018, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (30 September 2019 vs 30 June 2019)

As of 30 September 2019, balance sheet assets totaled USD 973 billion, an increase of USD 4 billion compared with 30 June 2019.

Total assets excluding derivatives and cash collateral receivables on derivative instruments decreased by USD 10 billion to USD 813 billion, mainly driven by decreases in cash and balances at central banks and in trading portfolio assets. This was partly offset by increases in other financial assets measured at amortized cost and fair value as well as non-financial assets and financial assets for unit-linked investment contracts.

Cash and balances at central banks decreased by USD 10 billion, mainly as a result of a transfer of cash into debt securities measured at fair value within our high-quality liquid assets (HQLA) portfolio and the investment of cash in securities financing transactions at amortized cost. Trading portfolio assets decreased by USD 4 billion, mainly in the Investment Bank, largely reflecting reduced hedging requirements on the back of client activity in our Equities business, as well as currency effects.

These decreases were partly offset by an increase of USD 4 billion in other financial assets measured at amortized cost and fair value, predominantly driven by the aforementioned transfer from cash into debt securities measured at fair value within our HQLA portfolio. Non-financial assets and financial assets for unit-linked investment contracts increased by USD 3 billion, reflecting the recognition of the Swiss pension plan surplus.

Derivatives and cash collateral receivables on derivative instruments increased by USD 14 billion, primarily due to mark-to-market effects on foreign exchange and interest rate contracts held in our Foreign Exchange, Rates and Credit business, as well as an overall increase in trading volumes compared with the previous quarter.

→   Refer to the “Group performance” section of this report for more information about the Swiss pension plan surplus

→   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of			% change from
USD billion	30.9.19	30.6.19	31.12.18	30.6.19	31.12.18
Cash and balances at central banks	91.3	101.5	108.4	(10)	(16)
Lending[1]	333.3	335.6	337.2	(1)	(1)
Securities financing transactions at amortized cost	92.0	92.9	95.3	(1)	(4)
Trading portfolio[2]	115.8	120.2	104.4	(4)	11
Derivatives and cash collateral receivables on derivative instruments	159.9	145.5	149.8	10	7
Brokerage receivables	17.7	16.9	16.8	4	5
Other financial assets at AC / FV3	98.6	94.4	90.5	4	9
Non-financial assets and financial assets for unit-linked investment contracts	64.6	61.8	56.1	4	15
Total assets	973.1	968.7	958.5	0	2

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts and cash collateral receivables on derivative instruments.

Balance sheet, liquidity and funding management

Liquidity coverage ratio

In the third quarter of 2019, the quarterly average UBS Group liquidity coverage ratio (LCR) decreased 7 percentage points to 138%, remaining above the 110% Group LCR minimum communicated by FINMA.

The LCR decrease was primarily driven by lower average high-quality liquid assets due to a reduction of cash at central banks, reflecting higher average funding consumption by the business divisions and reductions in the level of issued debt.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 3Q19[1]	Average 2Q19[1]

High-quality liquid assets[2]
Cash balances[3]	99	108
Securities (on- and off-balance sheet)	69	68
Total high-quality liquid assets[4]	168	176

Cash outflows[5]
Retail deposits and deposits from small business customers	28	27
Unsecured wholesale funding	106	106
Secured wholesale funding	75	74
Other cash outflows	40	40
Total cash outflows	249	247

Cash inflows[5]
Secured lending	87	85
Inflows from fully performing exposures	28	29
Other cash inflows	12	11
Total cash inflows	127	126

Liquidity coverage ratio
High-quality liquid assets	168	176
Net cash outflows	122	121
Liquidity coverage ratio (%)	138	145

1 Calculated based on an average of 66 data points in the third quarter of 2019 and 65 data points in the second quarter of 2019.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities (30 September 2019 vs 30 June 2019)

Total liabilities increased by USD 1 billion to USD 917 billion as of 30 September 2019. Total liabilities excluding derivatives and cash collateral payables on derivative instruments decreased by USD 10 billion to USD 753 billion as of 30 September 2019.

Customer deposits decreased by USD 6 billion, primarily in Global Wealth Management and Personal & Corporate Banking, mainly driven by currency effects. Long-term debt issued decreased by USD 6 billion, mainly reflecting net maturities of senior unsecured debt.

Derivatives and cash collateral payables on derivative instruments increased by USD 11 billion, in line with the aforementioned increase in derivative financial assets and cash collateral receivables.

The “Funding by product and currency” table in this section provides more information about our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders increased to USD 56,187 million as of 30 September 2019, from USD 53,180 million as of 30 June 2019.

Total comprehensive income attributable to shareholders was USD 3,151  million, reflecting net profit of USD 1,049 million and positive other comprehensive income (OCI) of USD 2,101  million. OCI mainly included positive defined benefit plan OCI of USD 2,000 million, positive cash flow hedge OCI of USD 417 million and negative foreign currency translation OCI of USD 316 million.

Share premium increased by USD 164 million, mainly due to the amortization of deferred share-based compensation awards.

Net treasury share activity reduced equity attributable to shareholders by USD 308 million. This was predominantly due to repurchases of USD 306 million under our share repurchase program.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

→   Refer to “UBS shares” in the “Capital management” section of this report for more information about the share repurchase program

Liabilities and equity
	As of			% change from
USD billion	30.9.19	30.6.19	31.12.18	30.6.19	31.12.18
Short-term borrowings[1]	34.0	34.2	50.0	(1)	(32)
Securities financing transactions at amortized cost	5.6	6.8	10.3	(18)	(46)
Customer deposits	426.8	433.0	419.8	(1)	2
Long-term debt issued[2]	158.1	164.1	150.3	(4)	5
Trading portfolio[3]	33.5	32.3	28.9	4	16
Derivatives and cash collateral payables on derivative instruments	163.7	152.5	154.6	7	6
Brokerage payables	38.3	36.9	38.4	4	0
Other financial liabilities at AC / FV4	19.9	19.8	18.8	0	6
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	37.0	35.7	34.2	4	8
Total liabilities	916.8	915.4	905.4	0	1
Share capital	0.3	0.3	0.3	0	0
Share premium	18.0	17.8	20.8	1	(14)
Treasury shares	(3.2)	(2.8)	(2.6)	11	20
Retained earnings	35.6	32.5	30.4	9	17
Other comprehensive income[5]	5.4	5.3	3.9	2	38
Total equity attributable to shareholders	56.2	53.2	52.9	6	6
Equity attributable to non-controlling interests	0.2	0.2	0.2	(4)	(7)
Total equity	56.4	53.3	53.1	6	6
Total liabilities and equity	973.1	968.7	958.5	0	2

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Off-balance sheet
	As of		% change from
USD billion	30.9.19	30.6.19	30.6.19
Total guarantees[1]	14.6	15.7	(7)
Loan commitments[1]	33.4	30.8	8
Forward starting reverse repurchase agreements[1]	37.6	34.3	10
Forward starting repurchase agreements[1]	20.8	18.8	11
Committed unconditionally revocable credit lines[2]	32.6	29.5	11

1 These lines provided in this table are aligned with the scope disclosed in “Note 17 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report. Total guarantees and Loan commitments are shown net of sub-participations.    2 Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information.

Off-balance sheet (30 September 2019 vs 30 June 2019)

Forward starting reverse repurchase agreements and forward starting repurchase agreements increased by USD 3 billion and USD 2 billion, respectively, primarily in Corporate Center, reflecting higher market activity in short-dated securities financing transactions. Guarantees decreased by USD 1 billion, primarily in the Investment Bank, Personal & Corporate Banking and in Global Wealth Management. Loan commitments increased by USD 3 billion, primarily in our Corporate Client Solutions business in the Investment Bank, mainly reflecting new commitments.

Pro forma net stable funding ratio
USD billion, except where indicated	30.9.19	30.6.19
Available stable funding	479	483
Required stable funding	445	435
Pro forma net stable funding ratio (%)	108	111

Net stable funding ratio

As of 30 September 2019, our estimated pro forma net stable funding ratio (NSFR) was 108%, a decrease of 3 percentage points compared with 30 June 2019, primarily reflecting a USD 4 billion decrease in available stable funding, primarily driven by a decrease in deposits, and a USD 10 billion increase in required stable funding, including  increases in derivatives.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information about the net stable funding ratio

Funding by product and currency
	USD billion		As a percentage of total funding sources (%)
	All currencies		All currencies		USD		CHF		EUR		Other
	30.9.19	30.6.19	30.9.19	30.6.19	30.9.19	30.6.19	30.9.19	30.6.19	30.9.19	30.6.19	30.9.19	30.6.19
Short-term borrowings	34.0	34.2	4.9	4.8	2.4	2.3	0.4	0.5	1.2	1.3	0.9	0.8
of which: due to banks	8.2	9.5	1.2	1.3	0.3	0.3	0.4	0.5	0.1	0.2	0.3	0.4
of which: short-term debt issued[1]	25.7	24.7	3.7	3.5	2.1	2.0	0.0	0.0	1.1	1.1	0.5	0.4
Securities financing transactions	5.6	6.8	0.8	1.0	0.7	0.8	0.0	0.0	0.0	0.1	0.0	0.1
Cash collateral payables on derivative instruments	32.3	31.4	4.6	4.5	2.0	2.0	0.1	0.1	1.7	1.5	0.8	0.8
Customer deposits	426.8	433.0	61.4	61.3	20.6	20.3	27.1	27.0	7.8	7.9	5.9	6.1
of which: demand deposits	173.2	180.6	24.9	25.6	5.6	5.5	10.0	10.4	6.0	6.2	3.4	3.4
of which: retail savings / deposits	157.6	163.1	22.7	23.1	6.6	6.5	15.4	15.8	0.7	0.8	0.0	0.0
of which: time deposits	63.6	66.0	9.1	9.3	6.2	6.1	0.6	0.7	0.0	0.1	2.3	2.4
of which: fiduciary deposits	32.4	23.4	4.7	3.3	2.2	2.2	1.2	0.1	1.0	0.8	0.2	0.2
Long-term debt issued[2]	158.1	164.1	22.7	23.2	13.4	13.3	2.0	2.1	4.8	5.3	2.5	2.5
Brokerage payables	38.3	36.9	5.5	5.2	3.9	3.8	0.1	0.1	0.4	0.3	1.1	1.0
Total	694.9	706.5	100.0	100.0	43.1	42.4	29.8	29.9	16.0	16.5	11.2	11.2

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

This section provides information about key developments during the reporting period and should be read in conjunction with the “Capital management” section of our Annual Report 2018, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated together with capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated is provided in our 30 September 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG third quarter 2019 report, which will be available as of 25 October 2019 under “Quarterly reporting” at www.ubs.com/investors.

Capital management

Swiss SRB requirements and information

Information about the Swiss SRB capital framework and about Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2018.  These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone. UBS AG is subject to going concern requirements on a standalone basis, for which details are provided in our 31 December 2018 Pillar 3 report and in our 30 September 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2019.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.9.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.89	36,748	4.50	40,586	14.61[1]	38,654	5.00[1]	45,096
Common equity tier 1 capital	9.99	26,428	3.20	28,861	10.31	27,275	3.50	31,567
of which: minimum capital	4.90	12,967	1.70	15,333	4.50	11,908	1.50	13,529
of which: buffer capital	4.78	12,649	1.50	13,529	5.50	14,554	2.00	18,038
of which: countercyclical buffer	0.31	812			0.31	812
Maximum additional tier 1 capital	3.90	10,320	1.30	11,725	4.30	11,379	1.50	13,529
of which: additional tier 1 capital	3.10	8,203	1.30	11,725	3.50	9,262	1.50	13,529
of which: additional tier 1 buffer capital	0.80	2,117			0.80	2,117

Eligible going concern capital
Total going concern capital	21.10	55,843	6.19	55,843	19.16	50,702	5.62	50,702
Common equity tier 1 capital	13.10	34,673	3.84	34,673	13.10	34,673	3.84	34,673
Total loss-absorbing additional tier 1 capital[2]	8.00	21,169	2.35	21,169	6.06	16,029	1.78	16,029
of which: high-trigger loss-absorbing additional tier 1 capital	5.15	13,625	1.51	13,625	5.15	13,625	1.51	13,625
of which: low-trigger loss-absorbing additional tier 1 capital	0.91	2,404	0.27	2,404	0.91	2,404	0.27	2,404
of which: low-trigger loss-absorbing tier 2 capital	1.94	5,140	0.57	5,140

Required gone concern capital
Total gone concern loss-absorbing capacity	9.63	25,478	3.32	29,944	10.57	27,972	3.77	33,993
of which: base requirement	10.52	27,839	3.63	32,694	12.86	34,031	4.50	40,586
of which: additional requirement for market share and LRD	1.08	2,858	0.38	3,382	1.44	3,811	0.50	4,510
of which: applicable reduction on requirements	(1.97)	(5,218)	(0.68)	(6,133)	(3.73)	(9,870)	(1.23)	(11,103)
of which: rebate granted (equivalent to 42.5% of maximum rebate)[3]	(1.97)	(5,218)	(0.68)	(6,133)	(2.43)	(6,433)	(0.85)	(7,666)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.30)	(3,437)	(0.38)	(3,437)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	12.22	32,336	3.59	32,336	14.16	37,476	4.16	37,476
Total tier 2 capital	0.86	2,267	0.25	2,267	2.80	7,407	0.82	7,407
of which: low-trigger loss-absorbing tier 2 capital	0.65	1,733	0.19	1,733	2.60	6,873	0.76	6,873
of which: non-Basel III-compliant tier 2 capital	0.20	534	0.06	534	0.20	534	0.06	534
TLAC-eligible senior unsecured debt	11.36	30,069	3.33	30,069	11.36	30,069	3.33	30,069

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.51	62,227	7.82	70,530	25.18	66,626	8.77	79,089
Eligible total loss-absorbing capacity	33.32	88,178	9.78	88,178	33.32	88,178	9.78	88,178

1 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 and tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Based on the actions we completed up to December 2018 to improve resolvability, FINMA granted a rebate on the gone concern requirement of 42.5% of the maximum rebate in the third quarter of 2019 as compared with 40% in the previous quarter.

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on transitional arrangements and based on the final rules, which will be effective as of 1 January 2020. The remaining differences between the “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” columns are entirely related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described under “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2018.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	30.9.19	30.6.19	31.12.18	30.9.19	30.6.19	31.12.18

Eligible going concern capital
Total going concern capital	55,843	55,618	52,287	50,702	49,993	46,279
Total tier 1 capital	50,702	49,993	46,279	50,702	49,993	46,279
Common equity tier 1 capital	34,673	34,948	34,119	34,673	34,948	34,119
Total loss-absorbing additional tier 1 capital	16,029	15,045	12,160	16,029	15,045	12,160
of which: high-trigger loss-absorbing additional tier 1 capital	13,625	12,609	9,790	13,625	12,609	9,790
of which: low-trigger loss-absorbing additional tier 1 capital	2,404	2,436	2,369	2,404	2,436	2,369
Total tier 2 capital	5,140	5,625	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,140	5,625	6,008

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	32,336	31,744	31,452	37,476	37,370	37,460
Total tier 2 capital	2,267	2,024	1,464	7,407	7,649	7,471
of which: low-trigger loss-absorbing tier 2 capital[1]	1,733	1,322	771	6,873	6,947	6,779
of which: non-Basel III-compliant tier 2 capital[3]	534	702	693	534	702	693
TLAC-eligible senior unsecured debt	30,069	29,721	29,988	30,069	29,721	29,988

Total loss-absorbing capacity
Total loss-absorbing capacity	88,178	87,363	83,738	88,178	87,363	83,738

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	264,626	262,135	263,747	264,626	262,135	263,747
Leverage ratio denominator	901,914	911,379	904,598	901,914	911,379	904,598

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.1	21.2	19.8	19.2	19.1	17.5
of which: common equity tier 1 capital ratio	13.1	13.3	12.9	13.1	13.3	12.9
Gone concern loss-absorbing capacity ratio	12.2	12.1	11.9	14.2	14.3	14.2
Total loss-absorbing capacity ratio	33.3	33.3	31.7	33.3	33.3	31.7

Leverage ratios (%)
Going concern leverage ratio	6.2	6.1	5.8	5.6	5.5	5.1
of which: common equity tier 1 leverage ratio	3.84	3.83	3.77	3.84	3.83	3.77
Gone concern leverage ratio	3.6	3.5	3.5	4.2	4.1	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.6	9.3	9.8	9.6	9.3

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Capital management

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 30 September 2019, our going concern capital increased by USD 0.7 billion to USD 50.7 billion, primarily due to a USD 1.0 billion increase in total loss-absorbing additional tier 1 (AT1) capital, reflecting two separate issuances of high-trigger loss-absorbing AT1 capital instruments of AUD 700 million and SGD 750 million, respectively. Our common equity tier 1 (CET1) capital decreased by USD 0.3 billion to USD 34.7 billion, mainly as a result of accruals for capital returns to shareholders, share repurchases under our share repurchase program, foreign currency translation effects, current tax expense and increases in pension liabilities of non-Swiss pension plans, partly offset by operating profit before tax.

→   Refer to “UBS shares” in this section for more information about the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 0.1 billion to USD 37.5 billion, mainly due to the issuance of a USD 1.5 billion total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instrument, partly offset by a USD 1.0 billion decrease in the eligibility of two TLAC-eligible senior unsecured debt instruments and a non-Basel III-compliant tier 2 capital instrument as well as currency and other effects.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased 0.2 percentage points to 13.1%, reflecting a USD 2.5 billion increase in risk-weighted assets (RWA) and the USD 0.3 billion decrease in CET1 capital.

Our CET1 leverage ratio increased from 3.83% to 3.84% in the third quarter of 2019, as the USD 9 billion decrease in leverage ratio denominator (LRD) was partly offset by the aforementioned decrease in CET1 capital.

Our gone concern loss-absorbing capacity ratio decreased from 14.3% to 14.2%, mainly driven by the aforementioned increase in RWA. Our gone concern leverage ratio increased from 4.1% to 4.2%, mainly due to the aforementioned decrease in LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	30.9.19	30.6.19	31.12.18
Total IFRS equity	56,351	53,350	53,103
Equity attributable to non-controlling interests	(163)	(170)	(176)
Defined benefit plans, net of tax	(2,140)	(3)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,333)	(6,208)	(6,107)
Deferred tax assets on temporary differences, excess over threshold	(119)	(266)	(586)
Goodwill, net of tax[1]	(6,256)	(6,305)	(6,514)
Intangible assets, net of tax	(210)	(232)	(251)
Compensation-related components (not recognized in net profit)	(1,944)	(1,760)	(1,652)
Expected losses on advanced internal ratings-based portfolio less provisions	(458)	(412)	(368)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,749)	(1,346)	(109)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(114)	(109)	(397)
Prudential valuation adjustments	(128)	(104)	(120)
Accruals for proposed dividends to shareholders for 2018			(2,648)
Other[2]	(2,061)	(1,488)	(56)
Total common equity tier 1 capital	34,673	34,948	34,119

1 Includes goodwill related to significant investments in financial institutions of USD 173 million (30 June 2019: USD 177 million; 31 December 2018: USD 176 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
USD million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 30.6.19	34,948	34,948
Operating profit before tax	1,345	1,345
Current tax (expense) / benefit	(229)	(229)
Foreign currency translation effects	(261)	(261)
Defined benefit plans[1]	(140)	(140)
Share repurchase program[2]	(306)	(306)
Other[3]	(684)	(684)
Common equity tier 1 capital as of 30.9.19	34,673	34,673
Loss-absorbing additional tier 1 capital as of 30.6.19	15,045	15,045
Issuance of high-trigger loss-absorbing additional tier 1 capital	1,005	1,005
Foreign currency translation and other effects	(21)	(21)
Loss-absorbing additional tier 1 capital as of 30.9.19	16,029	16,029
Tier 2 capital as of 30.6.19	5,625
Amortization due to shortening of residual tenor	(405)
Foreign currency translation and other effects	(80)
Tier 2 capital as of 30.9.19	5,140
Total going concern capital as of 30.6.19	55,618	49,993
Total going concern capital as of 30.9.19	55,843	50,702

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.19	2,024	7,649
Amortized portion, which qualifies as gone concern loss-absorbing capacity	405
Call of a low-trigger loss-absorbing tier 2 capital instrument	(160)	(160)
Foreign currency translation and other effects	(2)	(82)
Tier 2 capital as of 30.9.19	2,267	7,407
TLAC-eligible senior unsecured debt as of 30.6.19	29,721	29,721
Issuance of TLAC-eligible senior unsecured debt instruments	1,473	1,473
Decrease in eligibility due to shortening of residual tenor	(868)	(868)
Foreign currency translation and other effects	(256)	(256)
TLAC-eligible senior unsecured debt as of 30.9.19	30,069	30,069
Total gone concern loss-absorbing capacity as of 30.6.19	31,744	37,370
Total gone concern loss-absorbing capacity as of 30.9.19	32,336	37,476

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.19	87,363	87,363
Total loss-absorbing capacity as of 30.9.19	88,178	88,178

1 Relates to pension liabilities of non-Swiss pension plans.    2 Refer to “UBS shares” in this section for more information about the publicly announced share repurchase program.    3 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Capital management

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 11 billion and our CET1 capital by USD 1.0 billion as of 30 September 2019 (30 June 2019: USD 11 billion and USD 1.1 billion, respectively) and decreased our CET1 capital ratio 13 basis points (30 June 2019: 13 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 10 billion and our CET1 capital by USD 0.9 billion (30 June 2019: USD 10 billion and USD 1.0 billion, respectively) and increased our CET1 capital ratio 13 basis points (30 June 2019: 13 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 56 billion as of 30 September 2019 (30 June 2019: USD 57 billion) and decreased our Swiss SRB going concern leverage ratio 18 basis points (30 June 2019: 18 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 50 billion (30 June 2019: USD 52 billion) and increased our Swiss SRB going concern leverage ratio 18 basis points (30 June 2019: 19 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2018 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.5 billion as of 30 September 2019. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for more information

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the third quarter of 2019, risk-weighted assets (RWA) increased by USD 2.5 billion to USD 264.6 billion, reflecting increases from asset size and other movements of USD 5.7 billion, partly offset by currency effects of USD 2.5 billion, a decrease in regulatory add-ons of USD 0.5 billion and model updates of USD 0.1 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.6.19	Currency effects	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.9.19
Credit and counterparty credit risk[2]	149.1	(2.4)	0.9		6.1	153.7
Non-counterparty-related risk	21.8	(0.2)			(0.2)	21.4
Market risk	11.0		(1.0)	(0.5)	(0.3)	9.2
Operational risk	80.3					80.3
Total	262.1	(2.5)	(0.1)	(0.5)	5.7	264.6

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to the 30 September 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 4.6 billion to USD 153.7 billion as of 30 September 2019. The RWA movements described below exclude currency effects.

The RWA increase from asset size and other movements of USD 6.1 billion was predominantly driven by increases in traded loans, term loans exposures and unutilized credit facilities in the Investment Bank’s Corporate Client Solutions business.

The increase in RWA from model updates of USD 0.9 billion was mainly driven by the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, which resulted in an RWA increase of USD 0.4 billion in Personal & Corporate Banking and USD 0.1 billion in Global Wealth Management. In addition, a change of the credit conversion factor from 5% to 10% for zero-balance securities-backed lending and margin loans exposures increased RWA in Global Wealth Management by USD 0.4 billion.

We anticipate that methodology changes and model updates, including the continued phase-in of RWA increases related to PD and LGD factors on Swiss mortgages, will increase credit and counterparty credit risk RWA by around USD 1 billion in the fourth quarter of 2019. We expect there will be further regulatory-driven increases in credit risk RWA in 2020, especially upon the implementation of the standardized approach for counterparty credit risk (SA-CCR) in January 2020. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in the composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2018 for more information

Market risk

Market risk RWA decreased by USD 1.8 billion to USD 9.2 billion in the third quarter of 2019, mainly driven by reductions from model updates of USD 1.0 billion reflecting changes to the VaR model parameters following our periodic review of VaR model parameters and from regulatory add-ons of USD 0.5 billion, which reflect updates from the monthly risks-not-in-VaR assessment.

→   Refer to the “Risk management and control” section of this report and our 30 September 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information

→   Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2018 for more information

Capital management

Operational risk

Operational risk RWA were USD 80.3 billion as of 30 September 2019, unchanged from 30 June 2019.

→  Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for information about the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total RWA
	30.9.19
Credit and counterparty credit risk[1]	34.4	54.5	1.8	55.7	7.2	153.7
Non-counterparty-related risk[2]	6.2	2.1	0.7	3.3	9.1	21.4
Market risk	0.8	0.0	0.0	6.6	1.8	9.2
Operational risk	37.2	8.0	2.1	23.3	9.7	80.3
Total	78.7	64.5	4.6	88.9	27.9	264.6

	30.6.19
Credit and counterparty credit risk[1]	32.8	55.7	1.8	51.1	7.7	149.1
Non-counterparty-related risk[2]	6.3	2.1	0.7	3.4	9.2	21.8
Market risk	0.9	0.0	0.0	8.1	1.9	11.0
Operational risk	37.2	8.0	2.1	23.3	9.7	80.3
Total	77.3	65.7	4.6	85.9	28.6	262.1

	30.9.19 vs 30.6.19
Credit and counterparty credit risk[1]	1.7	(1.2)	0.0	4.6	(0.5)	4.6
Non-counterparty-related risk[2]	(0.1)	0.0	0.0	(0.1)	(0.1)	(0.4)
Market risk	(0.1)	0.0	0.0	(1.5)	(0.1)	(1.8)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	1.4	(1.2)	0.0	3.1	(0.8)	2.5

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2019: USD 8.7 billion; 30 June 2019: USD 8.9 billion), property, equipment and software (30 September 2019: USD 12.4 billion; 30 June 2019: USD 12.7 billion) and other items (30 September 2019: USD 0.2 billion; 30 June 2019: USD 0.3 billion).

Leverage ratio denominator

During the third quarter of 2019, the leverage ratio denominator (LRD) decreased by USD 9 billion to USD 902 billion. This decrease was driven by currency effects of USD 13 billion, partly offset by an increase in asset size and other movements of USD 4 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 30.6.19	Currency effects	Asset size and other	LRD as of 30.9.19
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	677.6	(10.1)	0.1	667.6
Derivative exposures	93.0	(1.5)	4.1	95.7
Securities financing transactions	128.7	(1.2)	1.5	129.0
Off-balance sheet items	25.5	(0.3)	0.1	25.2
Deduction items	(13.5)	0.1	(2.2)	(15.6)
Total	911.4	(13.1)	3.6	901.9

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

Derivative exposures increased by USD 4 billion, mainly as a result of mark-to-market effects on foreign exchange and interest rate contracts held in our Foreign Exchange, Rates and Credit business in the Investment Bank.

Securities financing transactions (SFTs) increased by USD 2 billion, mainly reflecting higher brokerage receivables driven by new business and mark-to-market movements.

Deduction items increased by USD 2 billion, predominantly driven by the recognition in OCI of the Swiss pension plan surplus in the third quarter of 2019.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about balance sheet movements

Capital management

Leverage ratio denominator by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Total
	30.9.19
Total IFRS assets	311.7	202.3	32.2	325.0	101.9	973.1
Difference in scope of consolidation[1]	(0.1)	0.0	(25.5)	(0.3)	0.1	(25.9)
Less: derivative exposures and SFTs[2]	(37.3)	(19.9)	(1.0)	(158.1)	(63.4)	(279.6)
On-balance sheet exposures	274.3	182.4	5.7	166.6	38.6	667.6
Derivative exposures	6.8	1.9	0.0	78.3	8.6	95.7
Securities financing transactions	34.1	18.5	1.0	47.2	28.1	129.0
Off-balance sheet items	4.3	12.6	0.0	7.9	0.4	25.2
Items deducted from Swiss SRB tier 1 capital	(6.0)	(0.8)	(1.5)	(0.3)	(6.9)	(15.6)
Total	313.6	214.6	5.2	299.7	68.8	901.9

	30.6.19
Total IFRS assets	320.9	201.7	31.2	316.9	98.0	968.7
Difference in scope of consolidation[1]	(0.2)	0.0	(25.1)	(0.4)	0.1	(25.6)
Less: derivative exposures and SFTs[2]	(40.4)	(18.8)	(0.8)	(147.8)	(57.6)	(265.5)
On-balance sheet exposures	280.3	182.9	5.2	168.7	40.4	677.6
Derivative exposures	6.0	1.6	0.0	76.0	9.5	93.0
Securities financing transactions	37.6	17.7	0.8	48.6	23.9	128.7
Off-balance sheet items	4.4	12.7	0.0	7.4	0.9	25.5
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.3)	(1.4)	(0.3)	(6.3)	(13.5)
Total	323.2	214.6	4.7	300.4	68.5	911.4

	30.9.19 vs 30.6.19
Total IFRS assets	(9.2)	0.6	1.0	8.1	4.0	4.4
Difference in scope of consolidation[1]	0.0	0.0	(0.4)	0.1	0.0	(0.2)
Less: derivative exposures and SFTs[2]	3.2	(1.1)	(0.1)	(10.3)	(5.8)	(14.2)
On-balance sheet exposures	(6.0)	(0.5)	0.5	(2.1)	(1.8)	(10.0)
Derivative exposures	0.9	0.3	0.0	2.3	(0.8)	2.6
Securities financing transactions	(3.5)	0.8	0.1	(1.3)	4.2	0.3
Off-balance sheet items	(0.1)	(0.1)	0.0	0.5	(0.5)	(0.3)
Items deducted from Swiss SRB tier 1 capital	(0.7)	(0.5)	(0.1)	(0.1)	(0.7)	(2.1)
Total	(9.5)	0.0	0.5	(0.7)	0.3	(9.5)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Corporate Center to the business divisions. Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected losses on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Corporate Center Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constituted the largest component of Corporate Center Group items, dividend accruals and unrealized gains from cash flow hedges.

→   Refer to the “Capital management” section of our Annual Report 2018 for more information about the equity attribution framework

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about movements in equity attributable to shareholders

Attributed equity
	For the quarter ended			Year-to-date
USD billion	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Average attributed equity
Global Wealth Management	16.7	16.6	16.3	16.6	16.3
Personal & Corporate Banking	8.5	8.3	8.0	8.4	8.0
Asset Management	1.8	1.8	1.8	1.8	1.8
Investment Bank	12.2	12.4	12.8	12.3	13.1
Corporate Center[1]	15.5	14.3	12.8	14.7	13.3
of which: deferred tax assets[2]	7.1	7.2	7.0	7.2	7.2
of which: dividend accruals and others	5.7	4.2	2.9	4.7	3.1
of which: related to retained RWA and LRD[3]	2.7	2.8	3.0	2.9	3.0
Average equity attributed to business divisions and Corporate Center	54.7	53.4	51.7	53.8	52.4

1 Attributed equity for Corporate Center increased in the third quarter of 2019 following the recognition of the Swiss pension plan surplus in equity attributable to shareholders.    2 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    3 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
In %	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Return on attributed equity[1]

Reported
Global Wealth Management	21.4	21.0	21.2	21.1	24.0
Personal & Corporate Banking	16.8	18.8	19.9	18.0	19.3
Asset Management	27.9	27.6	26.2	26.1	23.4
Investment Bank	5.6	13.8	14.2	8.7	15.9

Adjusted[2]
Global Wealth Management	22.0	21.3	23.0	21.5	24.9
Personal & Corporate Banking	17.1	18.9	20.4	18.2	19.2
Asset Management	30.2	29.8	28.1	28.1	26.1
Investment Bank	6.6	14.2	15.3	9.4	17.1
1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful. 2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued were unchanged in the third quarter of 2019.

Treasury shares totaled 228 million shares as of 30 September 2019, of which 101 million shares had been acquired under our share repurchase program for cancelation purposes. The remaining shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans and totaled 127 million shares as of 30 September 2019.

Treasury shares held increased by 29 million shares in the third quarter of 2019. This largely reflected repurchases of 28.3 million shares under our share repurchase program. Since March 2018, when the share repurchase program was started, we have acquired 100.7 million shares for a total consideration of CHF 1,350 million (USD 1,365 million).

UBS Group AG share information
	As of or for the quarter ended			% change from
	30.9.19	30.6.19	30.9.18	30.6.19
Shares issued	3,859,055,395	3,859,055,395	3,855,121,120	0
Treasury shares	227,874,988	199,121,101	128,747,979	14
of which: related to share repurchase program	100,688,200	72,435,200	40,080,000	39
Shares outstanding	3,631,180,407	3,659,934,294	3,726,373,141	(1)
Basic earnings per share (USD)[1]	0.29	0.38	0.34	(24)
Diluted earnings per share (USD)[1]	0.28	0.37	0.33	(24)
Basic earnings per share (CHF)[2]	0.29	0.38	0.33	(24)
Diluted earnings per share (CHF)[2]	0.28	0.37	0.32	(24)
Equity attributable to shareholders (USD million)	56,187	53,180	52,094	6
Less: goodwill and intangible assets (USD million)	6,560	6,624	6,436	(1)
Tangible equity attributable to shareholders (USD million)	49,627	46,555	45,657	7
Total book value per share (USD)	15.47	14.53	13.98	6
Tangible book value per share (USD)	13.67	12.72	12.25	7
Share price (USD)[3]	11.35	11.88	15.79	(4)
Market capitalization (USD million)[4]	41,210	43,491	58,856	(5)

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.    4 Beginning with our Annual Report 2018, the calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period. Market capitalization has been reduced by USD 2.0 billion as of 30 September 2018 as a result.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

63	Income statement
64	Statement of comprehensive income
66	Balance sheet
68	Statement of changes in equity
70	Statement of cash flows

72	1 Basis of accounting
76	2 Segment reporting
77	3 Net interest income
78	4 Net fee and commission income
78	5 Other income
79	6 Personnel expenses
79	7 General and administrative expenses
79	8 Income taxes
80	9 Earnings per share (EPS) and shares outstanding
81	10 Expected credit loss measurement
84	11 Fair value measurement
93	12 Derivative instruments
94	13 Other assets and liabilities
96	14 Debt issued designated at fair value
96	15 Debt issued measured at amortized cost
97	16 Provisions and contingent liabilities
106	17 Guarantees, commitments and forward starting transactions
106	18 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

107	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,699	2,749	2,536	8,118	7,417
Interest expense from financial instruments measured at amortized cost	3	(1,776)	(1,955)	(1,645)	(5,616)	(4,610)
Interest income from financial instruments measured at fair value through profit or loss	3	1,209	1,257	1,115	3,812	3,323
Interest expense from financial instruments measured at fair value through profit or loss	3	(1,043)	(1,025)	(823)	(3,074)	(2,309)
Net interest income	3	1,090	1,026	1,182	3,239	3,822
Other net income from financial instruments measured at fair value through profit or loss		1,587	1,939	1,689	5,461	5,663
Credit loss (expense) / recovery	10	(38)	(12)	(10)	(70)	(64)
Fee and commission income	4	4,805	4,907	4,875	14,253	14,897
Fee and commission expense	4	(396)	(434)	(409)	(1,238)	(1,264)
Net fee and commission income	4	4,409	4,474	4,466	13,015	13,633
Other income	5	39	105	101	193	187
Total operating income		7,088	7,532	7,428	21,838	23,240
Personnel expenses	6	3,987	4,153	3,936	12,182	12,293
General and administrative expenses	7	1,308	1,175	1,462	3,670	4,504
Depreciation and impairment of property, equipment and software		432	427	310	1,285	885
Amortization and impairment of intangible assets		16	18	15	50	48
Total operating expenses		5,743	5,773	5,724	17,188	17,730
Operating profit / (loss) before tax		1,345	1,759	1,704	4,650	5,510
Tax expense / (benefit)	8	294	366	448	1,067	1,303
Net profit / (loss)		1,051	1,393	1,256	3,582	4,207
Net profit / (loss) attributable to non-controlling interests		1	1	3	0	6
Net profit / (loss) attributable to shareholders		1,049	1,392	1,253	3,582	4,201

Earnings per share (USD)
Basic	9	0.29	0.38	0.34	0.97	1.12
Diluted	9	0.28	0.37	0.33	0.95	1.09

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Comprehensive income attributable to shareholders
Net profit / (loss)	1,049	1,392	1,253	3,582	4,201

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(668)	302	38	(523)	(606)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	305	(122)	107	209	160
Foreign currency translation differences on foreign operations reclassified to the income statement	45	3	5	49	11
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	1	(13)	0	(12)	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	1	(2)	(2)	1	(2)
Subtotal foreign currency translation, net of tax	(316)	168	148	(277)	(437)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	30	90	(25)	201	(124)
Impairment charges reclassified to the income statement from equity	0	0	0	0	0
Realized gains reclassified to the income statement from equity	(26)	(2)	0	(30)	0
Realized losses reclassified to the income statement from equity	1	1	0	2	0
Income tax relating to net unrealized gains / (losses)	(4)	(24)	6	(45)	35
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	0	65	(18)	128	(89)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	542	987	(257)	2,116	(859)
Net (gains) / losses reclassified to the income statement from equity	(49)	(24)	(46)	(93)	(251)
Income tax relating to cash flow hedges	(76)	(191)	65	(374)	224
Subtotal cash flow hedges, net of tax	417	773	(237)	1,649	(885)
Total other comprehensive income that may be reclassified to the income statement, net of tax	101	1,006	(108)	1,500	(1,411)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	2,478	14	(56)	2,330	32
Income tax relating to defined benefit plans	(478)	(7)	4	(501)	55
Subtotal defined benefit plans, net of tax	2,000	8	(52)	1,828	87
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	1	72	(289)	(253)	141
Income tax relating to own credit on financial liabilities designated at fair value	0	0	2	8	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	1	72	(288)	(245)	141
Total other comprehensive income that will not be reclassified to the income statement, net of tax	2,001	80	(340)	1,584	228

Total other comprehensive income	2,101	1,086	(448)	3,084	(1,183)
Total comprehensive income attributable to shareholders	3,151	2,478	805	6,666	3,018

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	1	3	0	6

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(6)	(6)	1	(8)	(2)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(6)	(6)	1	(8)	(2)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(6)	(6)	1	(8)	(2)
Total comprehensive income attributable to non-controlling interests	(5)	(5)	4	(8)	4

Total comprehensive income
Net profit / (loss)	1,051	1,393	1,256	3,582	4,207
Other comprehensive income	2,095	1,080	(447)	3,075	(1,185)
of which: other comprehensive income that may be reclassified to the income statement	101	1,006	(108)	1,500	(1,411)
of which: other comprehensive income that will not be reclassified to the income statement	1,994	74	(339)	1,575	226
Total comprehensive income	3,146	2,473	809	6,658	3,022

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.9.19	30.6.19	31.12.18

Assets
Cash and balances at central banks		91,292	101,457	108,370
Loans and advances to banks		13,152	12,916	16,868
Receivables from securities financing transactions		91,954	92,919	95,349
Cash collateral receivables on derivative instruments	12	25,659	23,774	23,602
Loans and advances to customers	10	320,170	322,655	320,352
Other financial assets measured at amortized cost	13	23,552	22,158	22,563
Total financial assets measured at amortized cost		565,780	575,878	587,104
Financial assets at fair value held for trading	11	115,840	120,173	104,370
of which: assets pledged as collateral that may be sold or repledged by counterparties		40,412	36,010	32,121
Derivative financial instruments	11, 12	134,241	121,686	126,210
Brokerage receivables	11	17,653	16,915	16,840
Financial assets at fair value not held for trading	11	93,162	89,569	82,690
Total financial assets measured at fair value through profit or loss		360,896	348,343	330,110
Financial assets measured at fair value through other comprehensive income	11	6,993	7,422	6,667
Investments in associates		1,009	1,049	1,099
Property, equipment and software		12,487	12,694	9,348
Goodwill and intangible assets		6,560	6,624	6,647
Deferred tax assets		9,471	9,571	10,105
Other non-financial assets	13	9,923	7,146	7,410
Total assets		973,118	968,728	958,489

Balance sheet (continued)
USD million	Note	30.9.19	30.6.19	31.12.18

Liabilities
Amounts due to banks		8,235	9,494	10,962
Payables from securities financing transactions		5,570	6,798	10,296
Cash collateral payables on derivative instruments	12	32,291	31,448	28,906
Customer deposits		426,785	433,017	419,838
Debt issued measured at amortized cost	15	117,084	120,805	132,271
Other financial liabilities measured at amortized cost	13	10,507	10,520	6,885
Total financial liabilities measured at amortized cost		600,472	612,082	609,158
Financial liabilities at fair value held for trading	11	33,494	32,261	28,943
Derivative financial instruments	11, 12	131,435	121,087	125,723
Brokerage payables designated at fair value	11	38,260	36,929	38,420
Debt issued designated at fair value	11, 14	66,709	67,984	57,031
Other financial liabilities designated at fair value	11, 13	34,782	34,407	33,594
Total financial liabilities measured at fair value through profit or loss		304,680	292,668	283,711
Provisions	16	2,965	3,011	3,494
Other non-financial liabilities	13	8,650	7,617	9,022
Total liabilities		916,768	915,378	905,386

Equity
Share capital		338	338	338
Share premium		17,966	17,802	20,843
Treasury shares		(3,151)	(2,843)	(2,631)
Retained earnings		35,611	32,548	30,448
Other comprehensive income recognized directly in equity, net of tax		5,422	5,335	3,930
Equity attributable to shareholders		56,187	53,180	52,928
Equity attributable to non-controlling interests		163	170	176
Total equity		56,351	53,350	53,103
Total liabilities and equity		973,118	968,728	958,489

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2018	338	23,598	(2,210)	25,389
Issuance of share capital	0
Acquisition of treasury shares			(1,051)
Delivery of treasury shares under share-based compensation plans		(973)	1,081
Other disposal of treasury shares			35
Premium on shares issued and warrants exercised		17
Share-based compensation expensed in the income statement		536
Tax (expense) / benefit		15
Dividends		(2,440)[2]
Equity classified as obligation to purchase own shares		(16)
Translation effects recognized directly in retained earnings				(22)
New consolidations / (deconsolidations) and other increases / (decreases)		(8)
Total comprehensive income for the period				4,429
of which: net profit / (loss)				4,201
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				87
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				141
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2018	338	20,729	(2,145)	29,797

Balance as of 1 January 2019 before the adoption of IFRIC 23	338	20,843	(2,631)	30,448
Effect of adoption of IFRIC 23[3]				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,437
Issuance of share capital	0
Acquisition of treasury shares			(1,545)
Delivery of treasury shares under share-based compensation plans		(870)	951
Other disposal of treasury shares		(2)	75
Premium on shares issued and warrants exercised		29
Share-based compensation expensed in the income statement		498
Tax (expense) / benefit		17
Dividends		(2,544)[2]
Translation effects recognized directly in retained earnings				8
New consolidations / (deconsolidations) and other increases / (decreases)		(4)
Total comprehensive income for the period				5,166
of which: net profit / (loss)				3,582
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				1,828
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(245)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2019	338	17,966	(3,151)	35,611

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.70 (2018: CHF 0.65) per dividend-bearing share out of the capital contribution reserve.    3 Refer to “Note 1d International Financial Reporting Standards and Interpretations to be adopted in 2019 and later and other changes” in the “Consolidated financial statements” section of the Annual Report 2018 for more information about IFRIC 23, Uncertainty over Income Tax Treatments, which UBS adopted from 1 January 2019.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
4,764	4,466	(61)	360	51,879	59	51,938
				0		0
				(1,051)		(1,051)
				108		108
				35		35
				17		17
				536		536
				15		15
				(2,440)	(7)	(2,446)
				(16)		(16)
22		3	18	0		0
				(8)	(17)	(25)
(1,411)	(437)	(89)	(885)	3,018	4	3,022
				4,201	6	4,207
(1,411)	(437)	(89)	(885)	(1,411)		(1,411)
				87		87
				141		141
				0	(2)	(2)
3,375	4,029	(147)	(507)	52,094	39	52,132

3,930	3,924	(103)	109	52,928	176	53,103
				(11)		(11)
3,930	3,924	(103)	109	52,917	176	53,092
				0		0
				(1,545)		(1,545)
				81		81
				73		73
				29		29
				498		498
				17		17
				(2,544)	(6)	(2,551)
(8)		0	(8)	0		0
				(4)	2	(2)
1,500	(277)	128	1,649	6,666	(8)	6,658
				3,582	0	3,582
1,500	(277)	128	1,649	1,500		1,500
				1,828		1,828
				(245)		(245)
				0	(8)	(8)
5,422	3,648	25	1,749	56,187	163	56,351

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.9.19	30.9.18

Cash flow from / (used in) operating activities
Net profit / (loss)	3,582	4,207
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,285	885
Amortization and impairment of intangible assets	50	48
Credit loss expense / (recovery)	70	64
Share of net profits of associates / joint ventures and impairment of associates	(32)	(48)
Deferred tax expense / (benefit)	459	655
Net loss / (gain) from investing activities	(42)	(28)
Net loss / (gain) from financing activities	3,286	2,480
Other net adjustments	(714)	(186)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	(2,596)	2,475
Securities financing transactions	(1,515)	1,097
Cash collateral on derivative instruments	1,350	(434)
Loans and advances to customers	(3,513)	(8,558)
Customer deposits	12,345	(2,199)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(5,441)	(6,582)
Brokerage receivables and payables	(969)	7,692
Financial assets at fair value not held for trading, other financial assets and liabilities	(10,078)	6,653
Provisions, other non-financial assets and liabilities	365	(149)
Income taxes paid, net of refunds	(691)	(742)
Net cash flow from / (used in) operating activities	(2,799)	7,330

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(25)	(17)
Disposal of subsidiaries, associates and intangible assets[1]	110	126
Purchase of property, equipment and software	(1,154)	(1,209)
Disposal of property, equipment and software	8	105
Purchase of financial assets measured at fair value through other comprehensive income	(3,130)	(1,097)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	2,958	1,098
Net (purchase) / redemption of debt securities measured at amortized cost	(736)	(2,157)
Net cash flow from / (used in) investing activities	(1,969)	(3,151)

Statement of cash flows (continued)
	Year-to-date
USD million	30.9.19	30.9.18

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(12,814)	(7,536)
Net movements in treasury shares and own equity derivative activity	(1,368)	(916)
Distributions paid on UBS shares	(2,544)	(2,440)
Issuance of long-term debt, including debt issued designated at fair value	50,093	50,515
Repayment of long-term debt, including debt issued designated at fair value	(47,606)	(36,055)
Net changes in non-controlling interests	(6)	14
Net cash flow from / (used in) financing activities	(14,245)	3,582

Total cash flow
Cash and cash equivalents at the beginning of the period	126,079	104,834
Net cash flow from / (used in) operating, investing and financing activities	(19,013)	7,762
Effects of exchange rate differences on cash and cash equivalents	(1,492)	(1,776)
Cash and cash equivalents at the end of the period[2]	105,575	110,819
of which: cash and balances at central banks	91,180	94,276
of which: loans and advances to banks	12,051	14,109
of which: money market paper[3]	2,344	2,434

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	11,696	10,532
Interest paid in cash	8,822	6,865
Dividends on equity investments, investment funds and associates received in cash[4]	2,632	1,938

1 Includes dividends received from associates.    2 USD 2,245 million and USD 3,112 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2019 and 30 September 2018, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.    3 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.    4 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in US dollars (USD), which is also the functional currency of UBS Group AG, UBS AG’s Head Office, UBS AG’s London Branch and UBS’s US-based operations. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2018, except for the changes described in this note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2018. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2018.

Adoption of IFRS 16, Leases

Application and transition effect

Effective from 1 January 2019, UBS adopted IFRS 16, Leases, which replaced IAS 17, Leases, and sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 introduces a single lessee accounting model and fundamentally changes how UBS accounts for operating leases when acting as a lessee, with a requirement to record a right-of-use asset and lease liability on the balance sheet. UBS is a lessee in a number of leases, primarily of real estate, including offices, retail branches and sales offices, with a smaller number of IT hardware leases. As permitted by the transitional provisions of IFRS 16, UBS elected to apply the modified retrospective approach and has not restated comparative figures. Overall, adoption of IFRS 16 resulted in a USD 3.5 billion increase in both total assets and total liabilities in UBS’s consolidated financial statements. There was no effect on equity.

→   Refer to the tables on the next page for more information

UBS applied the following practical expedients that are permitted on transition to IFRS 16 where UBS is the lessee in a lease previously classified as an operating lease:

–   to not reassess whether or not a contract contained a lease;

–   to rely on previous assessments of whether such contracts were considered onerous;

–   to rely on previous sale-and-leaseback assessments;

–   to adjust lease terms with the benefit of hindsight with respect to whether extension or termination options are reasonably certain of being exercised;

–   to discount lease liabilities using the Group’s incremental borrowing rate in each currency as at 1 January 2019;

–   to initially measure the right-of-use asset at an amount equal to the lease liability for leases previously classified as operating leases, adjusted for existing lease balances such as rent prepayments, rent accruals, lease incentives and onerous lease provisions, but excluding initial direct costs; and

–   to not apply IFRS 16 to leases in which the remaining term will end within 12 months from the transition date.

Note 1 Basis of accounting (continued)

The measurement of leases previously classified as finance leases where UBS acts as a lessee has not changed on transition to IFRS 16. Similarly, UBS has made no adjustments where UBS acts as a lessor, in either a finance or operating lease, of physical assets it owns. Where UBS acts as an intermediate lessor, i.e., where UBS enters into a head lease and sub-leases the asset to a third party, the sub-lease has been classified as either a finance or operating lease based primarily on whether the sub-lease term consumes the majority of the remaining useful life of the right-of-use asset arising from the head lease as at the transition date.

The following table reconciles the obligations in respect of operating leases as at 31 December 2018 to the opening lease liabilities recognized on 1 January 2019:

Reconciliation between operating lease commitments disclosed under IAS 17 and lease liabilities recognized under IFRS 16
USD million
Total undiscounted operating lease commitments as of 31 December 2018	4,688
Leases with a remaining term of less than one year as of 1 January 2019	(18)
Excluded service components	(296)
Reassessment of lease term for extension or termination options	403
Total undiscounted lease payments	4,777
Discounted at a weighted average incremental borrowing rate of 3.07%	(744)
IFRS 16 transition adjustment	4,033
Finance lease liabilities as of 31 December 2018	24
Carrying amount of total lease liabilities as of 1 January 2019	4,057

The following table provides details on the determination of right-of-use assets on transition:

Determination of right-of-use (RoU) assets on transition
USD million	Carrying amount
Recognition of gross RoU assets upon adoption of IFRS 16 (IFRS 16 transition adjustment)	4,033
Offset by liabilities recognized as of 31 December 2018	(521)
of which: other non-financial liabilities (lease incentives)	(204)
of which: other financial liabilities measured at amortized cost (rent accruals)	(185)
of which: provisions (onerous lease provisions)	(132)
Increase in total assets resulting from the adoption of IFRS 16 on 1 January 2019[1]	3,512
Reclassification of assets recognized as of 31 December 2018 as an addition to RoU assets	43
of which: other financial assets measured at amortized cost (finance lease assets recognized under IAS 17 as of 31 December 2018)	24
of which: other non-financial assets (prepaid rent)	19
Reclassification of finance lease receivables from subleases to other financial assets measured at amortized cost resulting in a reduction of RoU assets	(176)
Total right-of-use assets as of 1 January 2019 presented within Property, equipment and software	3,378
1 Total liabilities increased by the same amount upon adoption of IFRS 16.

Lease liabilities are presented within Other financial liabilities measured at amortized cost and right-of-use assets within Property, equipment and software. Finance lease receivables are included within Other financial assets measured at amortized cost. Due to the practical expedients taken on transition, there was no effect on equity. The weighted average lease term on 1 January 2019 was approximately 9 years.

During the third quarter of 2019 the depreciation expense for right-of-use assets presented within Depreciation and impairment of property, equipment and software was USD 117 million (second quarter of 2019: USD 119 million; first quarter of 2019: USD 118 million). The interest expense on lease liabilities presented within Interest expense from financial instruments measured at amortized cost was USD 30 million (second quarter of 2019: USD 31 million; first quarter of 2019: USD 32 million) and other rent expenses (including non-lease components paid to landlords) presented within General and administrative expenses were USD 15 million (second quarter of 2019: USD 12 million; first quarter of 2019: USD 16 million). This compares with total rent expenses presented in General and administrative expenses of USD 148 million, USD 149 million and USD 152 million for the quarters ended 30 September 2018, 30 June 2018 and 31 March 2018, respectively.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Update to significant accounting policy – Leasing (disclosed in “Note 1a item 15 Leasing” in the “Consolidated financial statements” section of the Annual Report 2018)

UBS predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS is a lessee in a lease arrangement, UBS recognizes a lease liability and corresponding right-of-use asset at the commencement of the lease term when UBS acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and right-of-use assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS’s unsecured borrowing rate given that the rate implicit in a lease is generally not observable to the lessee. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The right-of-use asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When a lease contains an extension or termination option that the Group considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS does not typically enter into leases with purchase options or residual value guarantees.

Where UBS acts as a lessor or sub-lessor under a finance lease, a receivable is recognized in Other financial assets measured at amortized cost at an amount equal to the present value of the aggregate of the lease payments plus any unguaranteed residual value that UBS expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated as repayments of the outstanding receivable. Interest income reflects a constant periodic rate of return on UBS’s net investment using the interest rate implicit in the lease (or, for sub-leases, the rate for the head lease). UBS reviews the estimated unguaranteed residual value annually, and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall. Where UBS acts as a lessor or sub-lessor in an operating lease, UBS recognizes the operating lease income on a straight-line basis over the lease term.

Lease receivables are subject to impairment requirements as set out in “Note 1a item 3g” in the “Consolidated financial statements” section of the Annual Report 2018. Expected credit losses (ECL) on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Other changes to accounting policies

Changes in Corporate Center segment reporting, cost and resource allocation to business divisions

Effective from 1 January 2019, UBS made changes to Corporate Center segment reporting, as well as cost and resource allocation to business divisions.

→   Refer to Note 2 for more information

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2019, UBS refined the presentation of dividend income and expense. This resulted in a reclassification of dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other  net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments). The change aligns the presentation of dividends with related fair value changes from the equity instruments and economic hedges removing volatility that has historically arisen within both Net interest income and Other net income from fair value changes on financial instruments. There is no effect on Total operating income or Net profit / (loss). Prior periods have been restated for this presentational change and the effect on the respective reporting lines is outlined in the table below.

Refer to “Note 1d International Financial Reporting Standards and Interpretations to be adopted in 2019 and later and other changes” in the “Consolidated financial statements” section of the Annual Report 2018 for further details on standards adopted by UBS from 1 January 2019, none of which had a material effect on the Group’s financial statements.

Note 1 Basis of accounting (continued)

Changes to the presentation of dividend income and expense from financial instruments measured at fair value through profit or loss
	For the quarter ended				For the year ended
USD million	31.3.18	30.6.18	30.9.18	31.12.18	31.12.18
Interest income from financial instruments measured at fair value through profit or loss	(572)	(636)	(699)	(401)	(2,308)
Interest expense from financial instruments measured at fair value through profit or loss	160	846	175	151	1,331
Net interest income	(412)	210	(524)	(250)	(976)
Other net income from financial instruments measured at fair value through profit or loss	412	(210)	524	250	976

Changes in accounting standards to be adopted in future reporting periods

Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform)

In September 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7, enabling hedge accounting to continue during the period of uncertainty before existing interest rate benchmarks are replaced with alternative risk-free interest rates. The amendments are mandatorily effective from 1 January 2020, with early adoption permitted, and apply to hedge relationships that exist at the beginning of the reporting period or are designated thereafter, and to the gains or losses that exist in OCI on adoption. Adopting these amendments will allow UBS to maintain current hedge accounting relationships and to assume that the current benchmark rates will continue to exist, with no consequential impact on the financial statements. In addition, the amendments bring in a number of new disclosure requirements to provide detail on the effects arising from the change in interest rate benchmarks. UBS is continuing to assess the effects of the amendments and will shortly determine whether it expects to early adopt the revisions in the fourth quarter of 2019 or instead from their mandatory effective date in the first quarter of 2020.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

Overview and changes in Corporate Center segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Corporate Center and qualify as reportable segments for the purpose of segment reporting. Together with Corporate Center they reflect the management structure of the Group.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2018 for more information about the Group’s reporting segments

As a consequence of a substantial reduction in the Non-core and Legacy Portfolio and following changes to UBS’s methodology for allocating Corporate Center costs to the business divisions, beginning with the first quarter 2019 report, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Asset and Liability Management and Non-core and Legacy Portfolio.

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the nine months ended 30 September 2019[1]
Net interest income	2,953	1,491	(19)	(593)	(593)	3,239
Non-interest income	9,260	1,372	1,406	6,205	427	18,669
Income	12,213	2,863	1,387	5,612	(167)	21,908
Credit loss (expense) / recovery	(11)	(29)	0	(24)	(7)	(70)
Total operating income	12,202	2,834	1,386	5,588	(174)	21,838
Personnel expenses	5,708	649	538	2,198	3,089	12,182
General and administrative expenses	864	162	141	427	2,077	3,670
Services (to) / from Corporate Center and other business divisions	2,952	882	356	2,147	(6,336)	0
of which: services from Corporate Center	2,834	964	389	2,187	(6,373)	0
Depreciation and impairment of property, equipment and software	4	10	1	5	1,265	1,285
Amortization and impairment of intangible assets	42	0	0	5	3	50
Total operating expenses	9,571	1,703	1,035	4,782	97	17,188
Operating profit / (loss) before tax	2,631	1,131	352	806	(271)	4,650
Tax expense / (benefit)						1,067
Net profit / (loss)						3,582

As of 30 September 2019
Total assets	311,705	202,329	32,156	324,989	101,940	973,118

Note 2   Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the nine months ended 30 September 2018[1]
Net interest income[2]	3,073	1,532	(22)	(272)	(489)	3,822
Non-interest income[2]	9,587	1,390	1,406	6,812	288	19,483
Income	12,660	2,922	1,384	6,540	(201)	23,305
Credit loss (expense) / recovery	(4)	(39)	0	(20)	(2)	(64)
Total operating income	12,656	2,883	1,384	6,520	(203)	23,240
Personnel expenses	5,801	618	537	2,404	2,933	12,293
General and administrative expenses	908	175	145	398	2,878	4,504
Services (to) / from Corporate Center and other business divisions	2,982	928	380	2,137	(6,427)	0
of which: services from Corporate Center	2,886	1,006	413	2,175	(6,480)	0
Depreciation and impairment of property, equipment and software	3	10	1	6	865	885
Amortization and impairment of intangible assets	36	0	1	10	1	48
Total operating expenses	9,729	1,731	1,064	4,956	251	17,730
Operating profit / (loss) before tax	2,927	1,152	320	1,564	(454)	5,510
Tax expense / (benefit)						1,303
Net profit / (loss)						4,207

As of 31 December 2018
Total assets[1]	313,737	200,703	28,140	302,253	113,656	958,489

1 Prior-period information for the nine months ended 30 September 2018 has been restated to reflect the changed approach used for allocating Corporate Center funding costs and expenses to the business divisions and the updated fund transfer pricing framework, resulting in a decrease in Operating profit / (loss) before tax for Global Wealth Management of USD 270 million, for Personal & Corporate Banking of USD 85 million, for Asset Management of USD 18 million and for the Investment Bank of USD 122 million, with a corresponding increase for Corporate Center of USD 495 million. Additionally, Total assets as of 31 December 2018, has been restated to reflect the changed approach used for allocating balance sheet resources from Corporate Center to the business divisions, predominantly from high-quality liquid assets, resulting in an increase of Total assets in Global Wealth Management of USD 114 billion, in Personal & Corporate Banking of USD 62 billion, in Asset Management of USD 4 billion and in the Investment Bank of USD 44 billion, with a corresponding decrease of assets in Corporate Center of USD 223 billion. Upon adoption of IFRS 16, Leases, as of 1 January 2019, UBS additionally allocated approximately USD 3.5 billion of newly recognized right-of-use assets and finance lease receivables to the business divisions.    2 Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on the Group arising from the Investment Bank. Refer to Note 1 for more information.

Note 3  Net interest income1

	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[2]	2,004	2,065	1,938	6,092	5,754
Interest income from securities financing transactions[3]	521	545	398	1,564	1,100
Interest income from other financial instruments measured at amortized cost	91	83	108	270	176
Interest income from debt instruments measured at fair value through other comprehensive income	31	27	39	83	112
Interest income from derivative instruments designated as cash flow hedges	53	29	53	108	275
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,699	2,749	2,536	8,118	7,417
Interest expense on loans and deposits[4]	664	737	520	2,067	1,354
Interest expense on securities financing transactions[5]	285	324	278	897	847
Interest expense on debt issued	798	863	847	2,559	2,408
Interest expense on lease liabilities[6]	30	31		93	0
Total interest expense from financial instruments measured at amortized cost	1,776	1,955	1,645	5,616	4,610
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	923	794	890	2,502	2,808
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	215	325	242	974	747
Net interest income from brokerage balances	92	43	134	212	471
Interest income from financial instruments at fair value not held for trading	624	575	445	1,720	1,218
Other interest income	44	42	48	131	165
Interest expense on financial instruments designated at fair value	(807)	(753)	(577)	(2,299)	(1,587)
Total net interest income from financial instruments measured at fair value through profit or loss	167	232	292	737	1,014
Total net interest income	1,090	1,026	1,182	3,239	3,822

1 Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly. Refer to Note 1 for more information.    2 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, cash collateral receivables on derivative instruments, and negative interest on amounts due to banks and customer deposits.    3 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    4 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and negative interest on cash and balances at central banks, loans and advances to banks.    5 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    6 Relates to lease liabilities recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Fee and commission income
Underwriting fees	169	224	210	548	634
of which: equity underwriting fees	71	118	98	237	313
of which: debt underwriting fees	98	105	113	310	321
M&A and corporate finance fees	204	296	261	616	646
Brokerage fees	800	826	786	2,454	2,699
Investment fund fees	1,200	1,196	1,221	3,572	3,727
Portfolio management and related services	1,958	1,915	1,949	5,677	5,820
Other	475	451	447	1,386	1,373
Total fee and commission income[1]	4,805	4,907	4,875	14,253	14,897
of which: recurring	3,195	3,136	3,240	9,328	9,691
of which: transaction-based	1,596	1,749	1,616	4,861	5,147
of which: performance-based	14	23	19	64	59
Fee and commission expense
Brokerage fees paid	68	88	63	235	228
Other	328	345	346	1,003	1,036
Total fee and commission expense	396	434	409	1,238	1,264
Net fee and commission income	4,409	4,474	4,466	13,015	13,633
of which: net brokerage fees	732	738	723	2,218	2,470

1 Reflects third-party fee and commission income for the third quarter of 2019 of USD 2,989 million for Global Wealth Management (second quarter of 2019: USD 2,946 million; third quarter of 2018: USD 2,971 million), USD 333 million for Personal & Corporate Banking (second quarter of 2019: USD 327 million; third quarter of 2018: USD 340 million), USD 644 million for Asset Management (second quarter of 2019: USD 647 million; third quarter of 2018: USD 637 million), USD 823 million for the Investment Bank (second quarter of 2019: USD 962 million; third quarter of 2018: USD 907 million) and USD 16 million for Corporate Center (second quarter of 2019: USD 25 million; third quarter of 2018: USD 20 million).

Note 5  Other income

	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	(46)	10	20	(35)	19
Net gains / (losses) from disposals of investments in associates	0	0	0	4	0
Share of net profits of associates and joint ventures	7	10	17	33	48
Impairments related to associates	0	(1)	0	(1)	0
Total	(38)	20	37	1	67
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	26	1	0	28	0
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	0	0	0	0
Income from properties[2]	7	7	6	20	19
Net gains / (losses) from disposals of properties held for sale	0	7	31	7	31
Other	45	70	27	136	71
Total other income	39	105	101	193	187
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations. 2 Includes rent received from third parties.

Note 6  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Salaries and variable compensation	2,352	2,523	2,305	7,295	7,503
Financial advisor compensation[1]	1,029	1,005	1,016	2,994	3,055
Contractors	89	96	119	282	370
Social security	197	195	189	606	629
Pension and other post-employment benefit plans	186	194	149	604	285[2]
Other personnel expenses	134	140	158	403	451
Total personnel expenses	3,987	4,153	3,936	12,182	12,293

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Changes to the pension fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Note 7  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Occupancy	93	91	230	281	687
Rent and maintenance of IT and other equipment	170	168	158	522	467
Communication and market data services	154	157	158	466	475
Administration	127	103	117	353	334
of which: UK and German bank levies	(4)	(32)	0	(21)	(28)
Marketing and public relations	68	72	82	206	252
Travel and entertainment	89	100	102	279	313
Professional fees	227	193	237	597	722
Outsourcing of IT and other services	288	259	348	818	1,059
Litigation, regulatory and similar matters[1]	65	4	2	61	123
Other	28	28	27	87	73
Total general and administrative expenses	1,308	1,175	1,462	3,670	4,504

1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (third quarter of 2019: USD 2 million; second quarter of 2019: USD 1 million; third quarter of 2018: USD 0 million).

Note 8   Income taxes

The Group recognized income tax expenses of USD 294 million for the third quarter of 2019, compared with USD 448 million for the third quarter of 2018.

Current tax expenses were USD 229 million, compared with USD 235 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 65 million, compared with USD 213 million. Deferred tax expenses in the third quarter of 2019 include expenses of USD 130 million that primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 65 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. during the second quarter of 2019 in accordance with the requirements of IAS 34, Interim Financial Reporting, as described in the second quarter 2019 report. A further benefit of USD 65 million will be recognized in the fourth quarter of 2019.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or year-to-date
	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,049	1,392	1,253	3,582	4,201

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,049	1,392	1,253	3,582	4,201
Less: (profit) / loss on own equity derivative contracts	0	0	0	0	(1)
Net profit / (loss) attributable to shareholders for diluted EPS	1,049	1,392	1,253	3,582	4,200

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,643,751,429	3,694,660,679	3,729,382,991	3,677,603,694	3,736,110,404
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	101,443,358	95,817,338	107,610,429	101,339,043	112,014,854
Weighted average shares outstanding for diluted EPS	3,745,194,787	3,790,478,017	3,836,993,420	3,778,942,737	3,848,125,258

Earnings per share (USD)
Basic	0.29	0.38	0.34	0.97	1.12
Diluted	0.28	0.37	0.33	0.95	1.09

Shares outstanding
Shares issued	3,859,055,395	3,859,055,395	3,855,121,120
Treasury shares	227,874,988	199,121,101	128,747,979
Shares outstanding	3,631,180,407	3,659,934,294	3,726,373,141

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18

Potentially dilutive instruments
Employee share-based compensation awards	855,690	2,311,369	2,690,180	855,690	2,690,180
Other equity derivative contracts	29,552,630	24,952,461	13,427,788	29,391,920	11,737,221
Total	30,408,320	27,263,830	16,117,968	30,247,610	14,427,401

Note 10  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 38 million, reflecting net expenses of USD 43 million related to credit-impaired (stage 3) positions and recoveries of USD 5 million related to stage 1 and stage 2 positions.

The recoveries of USD 5 million in stage 1 and 2 ECL during the quarter were primarily the result of a model update in the Investment Bank of USD 20 million, updates to macroeconomic and market data mainly in Personal & Corporate Banking and Global Wealth Management, partly offset by an update of the scenario weights and movements in book size and book quality.

Stage 3 net expenses of USD 43 million were recognized across a number of defaulted positions: USD 29 million in Personal & Corporate Banking, mainly related to a single exposure; USD 8 million in the Investment Bank; and USD 6 million in Global Wealth Management.

UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. During the quarter, the macroeconomic and market data were updated to reflect current conditions across all scenarios. The forecast values used in the baseline scenario were also updated.

The reviews during the third quarter of 2019 reflected the increasing probability of a weakening economy in key markets, after a long period of substantial expansion, and the uncertainties about the influence that several political developments with unpredictable outcomes may have on future growth. At the end of the third quarter, management reflected these developments by increasing the weight of the severe downside scenario by 2.5 percentage points, with a corresponding adjustment to the weight of the baseline scenario.

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	30.9.19	30.6.19
Upside	10.0	10.0
Baseline	42.5	45.0
Mild downside	35.0	35.0
Severe downside	12.5	10.0

With the exception of the aforementioned model update in the Investment Bank, no further model changes which give rise to a material effect on ECL or stage allocation were made.

→   Refer to “Note 1a Significant accounting policies item 3g” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying value of these financial assets. Rather, the carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

USD million	30.9.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	91,292	91,292	0	0	0	0	0	0
Loans and advances to banks	13,152	13,118	34	0	(5)	(4)	0	(1)
Receivables from securities financing transactions	91,954	91,954	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	25,659	25,659	0	0	0	0	0	0
Loans and advances to customers	320,170	300,841	17,447	1,882	(787)	(74)	(137)	(576)
of which: Private clients with mortgages	128,526	119,659	7,925	942	(115)	(14)	(63)	(38)
of which: Real estate financing	36,843	30,624	6,205	14	(39)	(3)	(31)	(5)
of which: Large corporate clients	10,635	9,885	654	96	(146)	(13)	(10)	(124)
of which: SME clients	11,566	9,271	1,632	663	(297)	(15)	(19)	(263)
of which: Lombard	111,326	111,261	0	64	(21)	(3)	0	(18)
of which: Credit cards	1,624	1,284	320	20	(34)	(7)	(14)	(12)
of which: Commodity trade finance	2,825	2,425	376	24	(79)	(5)	0	(74)
Other financial assets measured at amortized cost	23,552	22,713	310	529	(142)	(36)	(7)	(99)
of which: Loans to financial advisors	3,004	2,670	171	162	(107)	(30)	(4)	(72)
Total financial assets measured at amortized cost	565,780	545,577	17,792	2,411	(937)	(117)	(144)	(676)
Financial assets measured at fair value through other comprehensive income	6,993	6,993	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	572,773	552,570	17,792	2,411	(937)	(117)	(144)	(676)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	15,570	15,066	419	86	(41)	(7)	(2)	(32)
of which: Large corporate clients	3,470	3,250	190	30	(8)	(1)	(1)	(6)
of which: SME clients	1,159	992	118	49	(22)	0	0	(21)
of which: Financial intermediaries and hedge funds	5,997	5,975	22	0	(4)	(4)	0	0
of which: Lombard	635	635	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,025	1,935	83	7	(1)	(1)	0	0
Irrevocable loan commitments	27,122	26,443	634	45	(26)	(15)	(10)	(1)
of which: Large corporate clients	19,124	18,527	571	26	(19)	(11)	(7)	(1)
Forward starting reverse repurchase and securities borrowing agreements	1,093	1,093	0	0	0	0	0	0
Committed unconditionally revocable credit lines	32,597	31,498	1,056	43	(35)	(18)	(17)	0
of which: Real estate financing	2,755	2,385	371	0	(16)	(3)	(13)	0
of which: Large corporate clients	3,979	3,890	74	16	(1)	(1)	0	0
of which: SME clients	4,524	4,271	230	23	(9)	(7)	(2)	0
of which: Lombard	7,594	7,594	0	0	0	0	0	0
of which: Credit cards	7,624	7,307	317	0	(6)	(5)	(2)	0
Irrevocable committed prolongation of existing loans	2,854	2,849	0	5	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	79,236	76,948	2,109	179	(104)	(42)	(28)	(33)
Total allowances and provisions					(1,041)	(160)	(173)	(709)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10   Expected credit loss measurement (continued)

USD million	30.6.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	101,457	101,457	0	0	0	0	0	0
Loans and advances to banks	12,916	12,896	19	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	92,919	92,919	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,774	23,774	0	0	0	0	0	0
Loans and advances to customers	322,655	302,788	18,262	1,605	(755)	(78)	(130)	(546)
of which: Private clients with mortgages	129,715	120,461	8,467	787	(120)	(15)	(67)	(38)
of which: Real estate financing	37,605	30,501	7,089	14	(45)	(4)	(36)	(5)
of which: Large corporate clients	11,000	10,483	448	69	(110)	(14)	(4)	(91)
of which: SME clients	11,861	9,866	1,348	647	(277)	(18)	(9)	(249)
of which: Lombard	110,903	110,874	0	29	(23)	(3)	0	(20)
of which: Credit cards	1,561	1,231	311	19	(32)	(7)	(13)	(12)
of which: Commodity trade finance	3,387	2,930	442	15	(84)	(5)	(1)	(78)
Other financial assets measured at amortized cost	22,158	21,502	212	445	(145)	(36)	(4)	(105)
of which: Loans to financial advisors	3,075	2,951	63	61	(110)	(32)	(2)	(76)
Total financial assets measured at amortized cost	575,878	555,335	18,493	2,050	(907)	(119)	(134)	(654)
Financial assets measured at fair value through other comprehensive income	7,422	7,422	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,300	562,757	18,493	2,050	(907)	(119)	(134)	(654)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,810	16,202	413	195	(40)	(6)	(1)	(33)
of which: Large corporate clients	3,573	3,352	98	123	(3)	(1)	0	(1)
of which: SME clients	1,192	970	153	69	(30)	0	0	(29)
of which: Financial intermediaries and hedge funds	6,825	6,796	29	0	(3)	(3)	0	0
of which: Lombard	642	642	0	0	(1)	0	0	(1)
of which: Commodity trade finance	1,740	1,615	122	3	(2)	(1)	0	(1)
Irrevocable loan commitments	27,463	26,885	563	14	(40)	(33)	(7)	0
of which: Large corporate clients	18,944	18,453	489	2	(34)	(29)	(6)	0
Forward starting reverse repurchase and securities borrowing agreements	2,259	2,259	0	0	0	0	0	0
Committed unconditionally revocable credit lines	29,480	28,334	1,078	68	(40)	(19)	(21)	0
of which: Real estate financing	2,893	2,488	405	0	(21)	(4)	(17)	0
of which: Large corporate clients	4,409	4,340	52	17	(1)	(1)	0	0
of which: SME clients	4,427	4,135	243	48	(9)	(7)	(1)	0
of which: Lombard	4,254	4,254	0	0	0	0	0	0
of which: Credit cards	7,755	7,447	308	0	(6)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	3,668	3,667	0	0	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	79,679	77,348	2,055	277	(122)	(60)	(29)	(33)
Total allowances and provisions					(1,030)	(180)	(163)	(687)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

USD million	31.12.18
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	108,370	108,370	0	0	0	0	0	0
Loans and advances to banks	16,868	16,666	202	0	(7)	(4)	(1)	(3)
Receivables from securities financing transactions	95,349	95,349	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,602	23,602	0	0	0	0	0	0
Loans and advances to customers	320,352	298,248	20,357	1,748	(772)	(69)	(155)	(549)
of which: Private clients with mortgages	126,335	115,679	9,859	796	(138)	(16)	(83)	(39)
of which: Real estate financing	36,474	28,578	7,858	38	(59)	(3)	(40)	(16)
of which: Large corporate clients	11,390	10,845	457	88	(95)	(9)	(4)	(82)
of which: SME clients	9,924	8,029	1,263	632	(281)	(13)	(12)	(256)
of which: Lombard	111,722	111,707	0	14	(21)	(4)	0	(17)
of which: Credit cards	1,529	1,216	297	16	(30)	(6)	(13)	(11)
of which: Commodity trade finance	3,260	2,798	445	16	(86)	(5)	(3)	(78)
Other financial assets measured at amortized cost	22,563	21,862	223	478	(155)	(43)	(4)	(109)
of which: Loans to financial advisors	3,291	3,104	62	125	(113)	(34)	(2)	(77)
Total financial assets measured at amortized cost	587,104	564,096	20,782	2,226	(937)	(117)	(159)	(660)
Financial assets measured at fair value through other comprehensive income	6,667	6,667	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	593,770	570,763	20,782	2,226	(937)	(117)	(159)	(660)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,146	17,321	611	215	(43)	(7)	(2)	(34)
of which: Large corporate clients	3,862	3,599	136	127	(8)	(1)	(1)	(6)
of which: SME clients	1,298	1,057	164	77	(26)	0	0	(25)
of which: Financial intermediaries and hedge funds	7,193	7,125	67	0	(4)	(3)	0	0
of which: Lombard	834	834	0	0	0	0	0	0
of which: Commodity trade finance	2,097	1,851	236	11	(1)	(1)	0	0
Irrevocable loan commitments	31,212	30,590	568	53	(37)	(32)	(5)	0
of which: Large corporate clients	22,019	21,492	519	7	(31)	(26)	(4)	0
Forward starting reverse repurchase and securities borrowing agreements	937	937	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,634	35,121	1,420	93	(36)	(19)	(16)	0
of which: Real estate financing	2,562	2,150	401	11	(17)	(4)	(12)	0
of which: Large corporate clients	4,260	4,152	91	17	(2)	(1)	0	0
of which: SME clients	4,505	4,163	285	57	(7)	(6)	(1)	0
of which: Lombard	7,402	7,402	0	0	0	(1)	0	0
of which: Credit cards	7,343	7,035	309	0	(6)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	3,339	2,861	456	22	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	90,268	86,830	3,055	383	(116)	(59)	(23)	(34)
Total allowances and provisions					(1,054)	(176)	(183)	(695)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 11  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

Note 11   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.19				30.6.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	101,292	12,136	2,412	115,840	105,661	12,887	1,625	120,173	88,452	13,956	1,962	104,370
of which:
Government bills / bonds	10,786	1,659	63	12,509	11,966	1,564	71	13,601	9,554	1,607	0	11,161
Corporate and municipal bonds	511	7,569	293	8,373	538	6,578	481	7,597	558	5,559	651	6,768
Loans	0	790	1,730	2,520	0	1,968	695	2,663	0	2,886	680	3,566
Investment fund units	8,501	1,323	118	9,942	7,895	1,578	153	9,625	6,074	3,200	442	9,716
Asset-backed securities	1	453	139	593	1	464	138	603	0	248	144	392
Equity instruments	81,493	342	69	81,904	85,260	736	88	86,084	72,266	455	46	72,768

Derivative financial instruments	631	132,470	1,139	134,241	449	119,690	1,546	121,686	753	124,033	1,424	126,210
of which:
Interest rate contracts	0	50,475	322	50,798	0	43,867	576	44,443	0	36,658	418	37,076
Credit derivative contracts	0	1,732	342	2,074	0	1,734	515	2,248	0	1,444	476	1,920
Foreign exchange contracts	422	56,002	20	56,444	166	47,961	16	48,143	311	53,148	30	53,489
Equity / index contracts	12	21,452	455	21,919	6	23,178	437	23,620	3	30,905	496	31,404
Commodity contracts	0	2,721	0	2,722	2	2,870	0	2,872	0	1,768	2	1,769

Brokerage receivables	0	17,653	0	17,653	0	16,915	0	16,915	0	16,840	0	16,840

Financial assets at fair value not held for trading	45,293	44,348	3,521	93,162	43,131	42,540	3,898	89,569	40,204	38,073	4,413	82,690
of which:
Government bills / bonds	19,202	4,171	0	23,373	17,470	4,127	0	21,597	17,687	4,806	0	22,493
Corporate and municipal bonds	812	19,439	0	20,250	752	17,066	0	17,818	781	16,455	0	17,236
Financial assets for unit-linked investment contracts	25,011	94	1	25,106	24,699	8	0	24,707	21,440	5	0	21,446
Loans	0	10,016	744	10,760	0	10,132	1,268	11,400	0	6,380	1,752	8,132
Securities financing transactions	0	10,161	152	10,313	0	10,107	146	10,252	0	9,899	39	9,937
Auction rate securities	0	0	1,543	1,543	0	0	1,551	1,551	0	0	1,664	1,664
Investment fund units	176	440	101	717	122	504	112	738	173	428	109	710
Equity instruments	93	5	468	566	89	25	476	590	123	62	517	702
Other	0	23	511	534	0	572	344	916	0	38	331	369

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,414	4,579	0	6,993	2,357	5,065	0	7,422	2,319	4,347	0	6,667
of which:
Government bills / bonds	2,368	13	0	2,381	2,308	13	0	2,321	2,171	69	0	2,239
Corporate and municipal bonds	45	429	0	474	48	447	0	495	149	348	0	497
Asset-backed securities	0	4,137	0	4,137	0	4,605	0	4,605	0	3,931	0	3,931

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,193	0	0	4,193	3,920	0	0	3,920	4,298	0	0	4,298

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	67	29	96	0	70	29	98	0	82	0	82
Total assets measured at fair value	153,822	211,254	7,101	372,177	155,518	197,168	7,098	359,783	136,026	197,310	7,800	341,156

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.19				30.6.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,576	4,866	53	33,494	26,787	5,365	109	32,261	24,406	4,468	69	28,943
of which:
Government bills / bonds	2,841	595	0	3,436	2,955	577	0	3,531	2,423	416	0	2,839
Corporate and municipal bonds	47	3,809	13	3,870	21	4,003	40	4,063	126	3,377	27	3,530
Investment fund units	465	168	3	635	533	178	1	711	551	137	0	689
Equity instruments	25,224	273	36	25,533	23,278	583	69	23,930	21,306	537	42	21,886

Derivative financial instruments	770	128,652	2,014	131,435	493	118,707	1,888	121,087	580	122,933	2,210	125,723
of which:
Interest rate contracts	0	43,956	212	44,169	0	39,334	191	39,525	7	32,511	226	32,743
Credit derivative contracts	0	2,712	446	3,158	0	2,742	570	3,312	0	2,203	519	2,722
Foreign exchange contracts	447	55,835	64	56,346	180	48,620	92	48,893	322	52,964	86	53,372
Equity / index contracts	9	23,616	1,291	24,915	5	25,328	1,032	26,365	1	33,669	1,371	35,041
Commodity contracts	1	2,463	0	2,464	3	2,601	1	2,605	0	1,487	0	1,487

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	38,260	0	38,260	0	36,929	0	36,929	0	38,420	0	38,420

Debt issued designated at fair value	9	56,731	9,970	66,709	0	56,581	11,404	67,984	0	46,074	10,957	57,031

Other financial liabilities designated at fair value	0	34,043	739	34,782	0	33,708	700	34,407	0	32,569	1,025	33,594
of which:
Financial liabilities related to unit-linked investment contracts	0	25,422	0	25,422	0	25,087	0	25,087	0	21,679	0	21,679
Securities financing transactions	0	7,304	0	7,304	0	7,436	0	7,436	0	9,461	0	9,461
Over-the-counter debt instruments	0	1,315	709	2,024	0	1,183	645	1,828	0	1,427	1,023	2,450
Total liabilities measured at fair value	29,354	262,552	12,775	304,680	27,279	251,288	14,100	292,668	24,986	244,465	14,260	283,711

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Note 11  Fair value measurement (continued)

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
Reserve balance at the beginning of the period	158	161	276	255	338
Profit / (loss) deferred on new transactions	32	58	43	122	293
(Profit) / loss recognized in the income statement	(58)	(60)	(68)	(245)	(376)
Foreign currency translation	(1)	0	(1)	(2)	(4)
Reserve balance at the end of the period	131	158	250	131	250

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately USD 0.7 billion, which mainly consisted of exchange traded investment fund units presented in the line Financial assets at fair value held for trading on the balance sheet, were transferred from Level 2 to Level 1 during the first nine months of 2019, generally due to increased levels of trading activity observed within the market for these instruments. Liabilities transferred from Level 2 to Level 1 during the first nine months of 2019 were not material. Assets and liabilities transferred from Level 1 to Level 2 during the first nine months of 2019 were also not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.19			31.12.18
USD billion	30.9.19	31.12.18	30.9.19	31.12.18			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.3	0.7	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	161	98	0	134	89	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.9	2.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	100	99	points
					Discounted expected cash flows	Credit spread	250	530		301	513		basis points
					Market comparable and securitization model	Discount margin	1	14	2	1	14	2%
Auction rate securities	1.5	1.7			Relative value to market comparable	Bond price equivalent	79	99	89	79	99	89	points
Investment fund units[3]	0.2	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.5	0.6	0.0	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			10.0	11.0
Other financial liabilities designated at fair value[4]			0.7	1.0
Derivative financial instruments
Interest rate contracts	0.3	0.4	0.2	0.2	Option model	Volatility of interest rates	47	67		50	81		basis points
Credit derivative contracts	0.3	0.5	0.4	0.5	Discounted expected cash flows	Credit spreads	1	563		4	545		basis points
						Bond price equivalent	3	100		3	99		points
Equity / index contracts	0.5	0.5	1.3	1.4	Option model	Equity dividend yields	0	16		0	12%
						Volatility of equity stocks, equity and other indices	4	91		4	93%
						Equity-to-FX correlation	(45)	64		(39)	67%
						Equity-to-equity correlation	(17)	97		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which mainly include over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Note 11  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.19		30.6.19		31.12.18
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	93	(21)	88	(18)	99	(44)
Securities financing transactions	27	(15)	33	(20)	17	(11)
Auction rate securities	77	(77)	78	(78)	81	(81)
Asset-backed securities	38	(41)	39	(43)	27	(23)
Equity instruments	144	(84)	148	(87)	155	(94)
Interest rate derivative contracts, net	15	(29)	10	(25)	8	(39)
Credit derivative contracts, net	32	(36)	32	(36)	33	(37)
Foreign exchange derivative contracts, net	10	(7)	12	(8)	10	(5)
Equity / index derivative contracts, net	154	(168)	168	(180)	213	(225)
Other	25	(28)	22	(26)	19	(19)
Total	616	(505)	629	(519)	661	(578)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified as measured at fair value through profit or loss and designated as Level 3 in the fair value hierarchy. Certain assets were also reclassified from Financial assets measured at fair value through other comprehensive income to Financial assets at fair value not held for trading. Refer to “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Movements of Level 3 instruments
				Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2018

Financial assets at fair value held for trading	2.0	0.4	2.4	(0.4)	(0.4)	1.6	(5.7)	3.9	0.0	0.8	(0.2)	0.0	2.5
of which:
Corporate and municipal bonds	0.6		0.6	(0.2)	(0.2)	0.5	(0.8)	0.0	0.0	0.6	0.0	0.0	0.6
Loans	0.5	0.4	0.9	0.0	0.0	0.6	(4.3)	3.9	0.0	0.1	0.0	0.0	1.2
Investment fund units	0.6		0.6	(0.2)	(0.1)	0.2	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.4
Other	0.4		0.4	0.0	(0.1)	0.3	(0.4)	0.0	0.0	0.0	0.0	0.0	0.3

Financial assets at fair value not held for trading	1.5	3.0	4.4	0.1	0.1	1.5	(1.4)	0.0	0.0	0.1	(0.1)	0.1	4.8
of which:
Loans	0.8	0.6	1.4	(0.2)	(0.1)	1.3	(0.6)	0.0	0.0	0.1	0.0	0.0	1.9
Auction rate securities		1.9	1.9	0.1	0.1	0.0	(0.3)	0.0	0.0	0.0	0.0	0.1	1.8
Equity instruments		0.4	0.4	0.1	0.1	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.6
Other	0.7	0.1	0.8	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	(0.1)	0.0	0.5

Financial assets measured at fair value through other comprehensive income	0.5	(0.5)		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Derivative financial instruments – assets	1.6		1.6	(0.3)	(0.3)	0.0	0.0	0.9	(0.9)	0.6	(0.3)	0.0	1.6
of which:
Interest rate contracts	0.1		0.1	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.5	(0.1)	0.0	0.5
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
Equity / index contracts	0.7		0.7	(0.1)	(0.1)	0.0	0.0	0.7	(0.7)	0.1	(0.1)	0.0	0.6
Other	0.2		0.2	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Derivative financial instruments – liabilities	2.9	0.0	2.9	(0.5)	(0.4)	0.0	0.0	1.2	(1.1)	0.3	(0.4)	0.0	2.5
of which:
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.6
Equity / index contracts	2.0		2.0	(0.3)	(0.2)	0.0	0.0	0.9	(0.9)	0.2	(0.4)	0.0	1.4
Other	0.3	0.0	0.3	(0.2)	(0.2)	0.0	0.0	0.3	0.0	0.1	0.0	0.0	0.4

Debt issued designated at fair value	11.2		11.2	0.7	0.3	0.0	0.0	5.1	(3.7)	1.4	(4.3)	(0.1)	10.3

Other financial liabilities designated at fair value	2.0		2.0	0.0	0.0	0.0	0.0	0.9	(2.1)	0.0	0.0	0.0	0.7

1 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 30 September 2019 were USD 7.1 billion (31 December 2018: USD 7.8 billion). Total Level 3 liabilities as of 30 September 2019 were USD 12.8 billion (31 December 2018: USD 14.3 billion).

Note 11   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2018[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2019[2]

2.0	(0.3)	0.0	0.8	(3.7)	3.7	0.0	0.3	(0.4)	0.0	2.4

0.7	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	(0.2)	0.0	0.3
0.7	(0.2)	0.0	0.1	(2.6)	3.7	0.0	0.1	0.0	0.0	1.7
0.4	0.0	0.0	0.1	(0.4)	0.0	0.0	0.2	(0.2)	0.0	0.1
0.2	0.0	0.0	0.3	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

4.4	0.1	0.1	0.7	(0.7)	0.0	0.0	0.2	(1.2)	0.0	3.5

1.8	0.0	0.0	0.3	(0.3)	0.0	0.0	0.2	(1.2)	0.0	0.7
1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
0.5	0.1	0.1	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
0.5	0.0	0.0	0.3	(0.1)	0.0	0.0	0.0	0.0	0.0	0.8

1.4	(0.2)	(0.1)	0.0	0.0	0.7	(0.7)	0.2	(0.3)	0.0	1.1

0.4	0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.3
0.5	0.0	0.0	0.0	0.0	0.2	(0.3)	0.1	(0.1)	0.0	0.3
0.5	(0.2)	0.0	0.0	0.0	0.5	(0.4)	0.2	(0.1)	0.0	0.5
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2.2	0.1	0.0	0.0	0.0	0.8	(0.9)	0.2	(0.3)	0.0	2.0

0.5	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	0.4
1.4	0.1	0.0	0.0	0.0	0.7	(0.8)	0.1	(0.2)	0.0	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.3

11.0	0.5	0.3	0.0	0.0	6.0	(5.2)	0.6	(2.8)	(0.1)	10.0

1.0	0.2	0.1	0.0	0.0	0.2	(0.7)	0.1	0.0	0.0	0.7

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first nine months of 2019 totaled USD 0.8 billion and USD 1.9 billion, respectively. Transfers into Level 3 mainly consisted of loans, investment fund units and equity / index contracts, reflecting decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of loans, reflecting increased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first nine months of 2019 totaled USD 0.8 billion and USD 3.1 billion, respectively. Transfers into and out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to decreased or increased observability, respectively, of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.19		30.6.19		31.12.18
USD billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	91.3	91.3	101.5	101.5	108.4	108.4
Loans and advances to banks	13.2	13.1	12.9	12.9	16.9	16.9
Receivables from securities financing transactions	92.0	92.0	92.9	92.9	95.3	95.4
Cash collateral receivables on derivative instruments	25.7	25.7	23.8	23.8	23.6	23.6
Loans and advances to customers	320.2	323.4	322.7	325.9	320.4	320.9
Other financial assets measured at amortized cost	23.6	23.9	22.2	22.4	22.6	22.4
Liabilities
Amounts due to banks	8.2	8.2	9.5	9.5	11.0	11.0
Payables from securities financing transactions	5.6	5.6	6.8	6.8	10.3	10.3
Cash collateral payables on derivative instruments	32.3	32.3	31.4	31.4	28.9	28.9
Customer deposits	426.8	426.9	433.0	433.2	419.8	419.9
Debt issued measured at amortized cost	117.1	119.6	120.8	123.3	132.3	135.0
Other financial liabilities measured at amortized cost	10.5	10.5	10.5	10.5	6.9	6.9

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 12  Derivative instruments

a) Derivative instruments

As of 30.9.19, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	50.8	1,120	44.2	1,079	11,972
Credit derivative contracts	2.1	73	3.2	74	0
Foreign exchange contracts	56.4	3,402	56.3	3,254	0
Equity / index contracts	21.9	486	24.9	587	123
Commodity contracts	2.7	69	2.5	62	10
Unsettled purchases of non-derivative financial instruments[5]	0.1	24	0.1	14
Unsettled sales of non-derivative financial instruments[5]	0.1	22	0.3	19
Total derivative financial instruments, based on IFRS netting[6]	134.2	5,197	131.4	5,090	12,105
Further netting potential not recognized on the balance sheet[7]	(123.0)		(118.7)
of which: netting of recognized financial liabilities / assets	(100.7)		(100.7)
of which: netting with collateral received / pledged	(22.4)		(18.0)
Total derivative financial instruments, after consideration of further netting potential	11.2		12.8

As of 30.6.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	44.4	1,167	39.5	1,133	11,968
Credit derivative contracts	2.2	73	3.3	75	0
Foreign exchange contracts	48.1	3,190	48.9	3,091	1
Equity / index contracts	23.6	467	26.4	553	111
Commodity contracts	2.9	70	2.6	53	2
Unsettled purchases of non-derivative financial instruments[5]	0.2	31	0.2	12
Unsettled sales of non-derivative financial instruments[5]	0.2	21	0.2	24
Total derivative financial instruments, based on IFRS netting[6]	121.7	5,019	121.1	4,942	12,082
Further netting potential not recognized on the balance sheet[7]	(110.2)		(105.9)
of which: netting of recognized financial liabilities / assets	(88.9)		(88.9)
of which: netting with collateral received / pledged	(21.3)		(17.0)
Total derivative financial instruments, after consideration of further netting potential	11.5		15.2

As of 31.12.18, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	37.1	1,051	32.7	1,021	10,779
Credit derivative contracts	1.9	74	2.7	78	0
Foreign exchange contracts	53.5	2,626	53.4	2,517	0
Equity / index contracts	31.4	409	35.0	489	106
Commodity contracts	1.8	46	1.5	39	9
Unsettled purchases of non-derivative financial instruments[5]	0.2	17	0.1	6
Unsettled sales of non-derivative financial instruments[5]	0.4	15	0.2	13
Total derivative financial instruments, based on IFRS netting[6]	126.2	4,239	125.7	4,163	10,894
Further netting potential not recognized on the balance sheet[7]	(114.8)		(111.7)
of which: netting of recognized financial liabilities / assets	(90.8)		(90.8)
of which: netting with collateral received / pledged	(24.0)		(20.9)
Total derivative financial instruments, after consideration of further netting potential	11.4		14.0

1 Derivative financial liabilities as of 30 September 2019 include USD 12 million related to derivative loan commitments (30 June 2019: USD 14 million; 31 December 2018: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 17 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 30 September 2019, 30 June 2019 or 31 December 2018. No notional amounts related to these instruments are included in this table, but they are disclosed in Note 17 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 30.9.19	Payables 30.9.19	Receivables 30.6.19	Payables 30.6.19	Receivables 31.12.18	Payables 31.12.18
Cash collateral on derivative instruments, based on IFRS netting[1]	25.7	32.3	23.8	31.4	23.6	28.9
Further netting potential not recognized on the balance sheet[2]	(15.5)	(18.9)	(14.2)	(17.9)	(14.5)	(15.4)
of which: netting of recognized financial liabilities / assets	(14.6)	(17.3)	(13.4)	(16.2)	(13.5)	(14.2)
of which: netting with collateral received / pledged	(0.9)	(1.5)	(0.7)	(1.7)	(1.0)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	10.2	13.4	9.6	13.5	9.1	13.5

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Note 13  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.9.19	30.6.19	31.12.18
Debt securities	14,291	12,906	13,562
of which: government bills / bonds	9,048	8,163	8,778
Loans to financial advisors[1]	3,004	3,075	3,291
Fee- and commission-related receivables	1,742	1,838	1,643
Finance lease receivables[2]	1,389	1,259	1,091
Settlement and clearing accounts	565	583	1,050
Accrued interest income	784	816	694
Other	1,777	1,682	1,233
Total other financial assets measured at amortized cost	23,552	22,158	22,563
1 Related to financial advisors in the US and Canada. 2 Upon adoption of IFRS 16 on 1 January 2019, Finance lease receivables increased by USD 176 million. Refer to Note 1 for more information.

b) Other non-financial assets

USD million	30.9.19	30.6.19	31.12.18
Precious metals and other physical commodities	4,193	3,920	4,298
Bail deposit[1]	1,255	1,306	1,312
Prepaid expenses	955	1,016	990
Net defined benefit pension and post-employment assets[2]	2,631	3	0
VAT and other tax receivables	347	336	334
Properties and other non-current assets held for sale	96	98	82
Other	446	466	395
Total other non-financial assets	9,923	7,146	7,410

1 Refer to item 1 in Note 16b for more information.    2 Net defined benefit pension assets of USD 2,631 million as of 30 September 2019 reflected the surplus of the Swiss pension plan. Following a 36-basis-point decrease in the applicable discount rate during the third quarter of 2019, the estimated future economic benefit of the Swiss pension plan turned positive and exceeded the plan’s surplus. As a result, the full surplus of the plan was recognized as of 30 September 2019.

Note 13  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	30.9.19	30.6.19	31.12.18
Other accrued expenses	1,718	1,769	2,192
Accrued interest expenses	1,287	1,403	1,544
Settlement and clearing accounts	2,220	1,801	1,486
Lease liabilities[1]	3,722	3,874
Other	1,560	1,674	1,663
Total other financial liabilities measured at amortized cost	10,507	10,520	6,885
1 Relates to lease liabilities of USD 4,057 million recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

d) Other financial liabilities designated at fair value

USD million	30.9.19	30.6.19	31.12.18
Financial liabilities related to unit-linked investment contracts	25,422	25,087	21,679
Securities financing transactions	7,304	7,436	9,461
Over-the-counter debt instruments	2,024	1,828	2,450
of which: life-to-date own credit (gain) / loss	(42)	(26)	(51)
Other	32	56	5
Total other financial liabilities designated at fair value	34,782	34,407	33,594

e) Other non-financial liabilities

USD million	30.9.19	30.6.19	31.12.18
Compensation-related liabilities	6,334	5,760	7,278
of which: Deferred Contingent Capital Plan	1,770	1,671	1,983
of which: financial advisor compensation plans	1,391	1,297	1,458
of which: other compensation plans	1,858	1,394	2,480
of which: net defined benefit pension and post-employment liabilities	806	874	775
of which: other compensation-related liabilities[1]	509	525	581
Current and deferred tax liabilities	1,597	1,127	1,002
VAT and other tax payables	464	472	431
Deferred income	166	168	215
Other	89	89	98
Total other non-financial liabilities	8,650	7,617	9,022
1 Includes liabilities for payroll taxes and untaken vacation.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Debt issued designated at fair value

USD million	30.9.19	30.6.19	31.12.18
Issued debt instruments
Equity-linked[1]	40,820	42,812	34,392
Rates-linked	15,818	14,449	12,073
Credit-linked	3,036	3,310	3,282
Fixed-rate	4,930	5,007	5,099
Other	2,106	2,405	2,185
Total debt issued designated at fair value	66,709	67,984	57,031
of which: life-to-date own credit (gain) / loss	(20)	(34)	(270)
1 Includes investment fund unit-linked instruments issued.

Note 15  Debt issued measured at amortized cost

USD million	30.9.19	30.6.19	31.12.18
Certificates of deposit	5,278	4,523	7,980
Commercial paper	17,826	17,266	27,514
Other short-term debt	2,616	2,902	3,531
Short-term debt[1]	25,719	24,692	39,025
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	30,069	29,721	29,988
Senior unsecured debt other than TLAC	27,471	33,081	33,018
Covered bonds	3,682	3,853	3,947
Subordinated debt	21,629	20,680	17,665
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,658	10,595	7,785
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,404	2,436	2,369
of which: low-trigger loss-absorbing tier 2 capital instruments	6,873	6,947	6,808
of which: non-Basel III-compliant tier 2 capital instruments	534	702	703
Debt issued through the Swiss central mortgage institutions	8,463	8,724	8,569
Other long-term debt	51	54	58
Long-term debt[2]	91,365	96,113	93,246
Total debt issued measured at amortized cost[3]	117,084	120,805	132,271

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

USD million	30.9.19	30.6.19	31.12.18
Provisions recognized under IAS 37	2,862	2,888	3,377
Provisions for off-balance sheet financial instruments	66	80	79
Provisions for other credit lines	38	42	37
Total provisions	2,965	3,011	3,494

The following table presents additional information for provisions recognized under IAS 37.

USD million	Operational risks[2]	Litigation, regulatory and similar matters[3]	Restructuring	Real estate	Employee benefits[6]	Other	Total
Balance as of 31 December 2018	46	2,827	224	131	70	78	3,377
Adjustment from adoption of IFRS 16[1]	0	0	(103)	(29)	0	0	(132)
Balance as of 1 January 2019	46	2,827	121	102	70	78	3,245
Balance as of 30 June 2019	45	2,509	91	99	70	75	2,888
Increase in provisions recognized in the income statement	2	72	21	0	1	10	106
Release of provisions recognized in the income statement	0	(4)	(9)	0	(1)	0	(14)
Provisions used in conformity with designated purpose	(5)	(44)	(25)	(1)	0	(7)	(80)
Capitalized reinstatement costs	0	0	0	(1)	0	0	(1)
Foreign currency translation / unwind of discount	(1)	(29)	(1)	(2)	(2)	(2)	(37)
Balance as of 30 September 2019	41	2,503	77[4]	95[5]	68	77	2,862

1 Refer to Note 1 for more information.    2 Comprises provisions for losses resulting from security risks and transaction processing risks.    3 Comprises provisions for losses resulting from legal, liability and compliance risks.    4 Primarily consists of personnel-related restructuring provisions of USD 16 million as of 30 September 2019 (30 June 2019: USD 23 million; 31 December 2018: USD 50 million) and provisions for onerous contracts of USD 57 million as of 30 September 2019 (30 June 2019: USD 63 million; 31 December 2018: USD 170 million).    5 Consists of reinstatement costs for leasehold improvements of USD 86 million as of 30 September 2019 (30 June 2019: USD 89 million; 31 December 2018: USD 89 million) and provisions for onerous contracts of USD 9 million as of 30 September 2019 (30 June 2019: USD 10 million; 31 December 2018: USD 42 million).    6 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from subtenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 16  Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	UBS
Balance as of 31 December 2018	1,003	117	0	269	1,438	2,827
Balance as of 30 June 2019	858	114	0	202	1,334	2,509
Increase in provisions recognized in the income statement	71	0	0	0	0	72
Release of provisions recognized in the income statement	(1)	0	0	0	(4)	(4)
Provisions used in conformity with designated purpose	(42)	(1)	0	0	(1)	(44)
Foreign currency translation / unwind of discount	(20)	(4)	0	(5)	(1)	(29)
Balance as of 30 September 2019	867	110	0	197	1,329	2,503

1 Provisions, if any, for the matters described in this disclosure are recorded in Global Wealth Management (item 3, item 4 and item 7) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. The Supreme Court on 26 July 2019, reversed the decision of the Federal Administrative Court. The judges also stated that the FTA must ensure that the French authorities respect the principle of “speciality”, which requires the information furnished may only be used for the purposes specified in the request.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS France S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS France S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 September 2019 reflected provisions with respect to this matter in an amount of USD 516 million. The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 September 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco will pay an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

Our balance sheet at 30 September 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008 and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to court approval and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019.

Our balance sheet at 30 September 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. The BMIS Trustee appealed. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. In August 2019, the defendants, including UBS, filed a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to that petition.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.4 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, two US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds, alleging an aggregate of USD 720 million in damages from the defendants. The plaintiffs allege that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs allege they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Note 16  Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. In 2019 the European Commission announced two decisions with respect to foreign exchange trading. UBS was granted immunity by the European Commission in these matters and therefore was not fined. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint on 30 August 2019.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR lawsuit dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in the SIBOR / SOR action have appealed the dismissal. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Securities transaction pricing and disclosure

UBS identified and reported to the relevant authorities instances in which some Global Wealth Management clients booked in Hong Kong and Singapore may have been charged inappropriate spreads on debt securities transactions between 2008 and 2015. UBS intends to reimburse affected customers on a basis agreed with the relevant authorities. UBS expects the relevant authorities will subject UBS to reprimands and fines as a result of their investigations.

Our balance sheet at 30 September 2019 reflected a provision with respect to the matter described in this item 7 in an amount that UBS believes to be appropriate under the applicable accounting standard. The future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 17   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 30.9.19, USD million	Measured at fair value	Not measured at fair value
Total guarantees	1,844	15,570	17,414	(2,833)	14,582
Loan commitments	7,021	27,122	34,143	(776)	33,367
Forward starting transactions[1]
Reverse repurchase agreements	36,559	1,070	37,629
Securities borrowing agreements		23	23
Repurchase agreements	20,098	750	20,848

As of 30.6.19, USD million
Total guarantees	1,830	16,810	18,640	(2,929)	15,712
Loan commitments	3,990	27,463	31,453	(675)	30,778
Forward starting transactions[1]
Reverse repurchase agreements	32,037	2,240	34,276
Securities borrowing agreements		19	19
Repurchase agreements	17,700	1,138	18,838

As of 31.12.18, USD million
Total guarantees	1,639	18,146	19,785	(2,803)	16,982
Loan commitments	3,535	31,212	34,747	(647)	34,099
Forward starting transactions[1]
Reverse repurchase agreements	8,117	925	9,042
Securities borrowing agreements		12	12
Repurchase agreements	7,926	400	8,326
1 Cash to be paid in the future by either UBS or the counterparty.

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.19	30.6.19	31.12.18	30.9.18	30.9.19	30.6.19	30.9.18	30.9.19	30.9.18
1 CHF	1.00	1.02	1.02	1.02	1.01	1.00	1.02	1.00	1.02
1 EUR	1.09	1.14	1.15	1.16	1.10	1.13	1.16	1.12	1.19
1 GBP	1.23	1.27	1.28	1.30	1.22	1.28	1.30	1.27	1.35
100 JPY	0.92	0.93	0.91	0.88	0.93	0.92	0.89	0.92	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG third quarter 2019 report, which will be available as of 25 October 2019 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 1.6 billion higher than the equity of UBS AG consolidated as of 30 September 2019. This difference is mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation, and defined benefit plan OCI in UBS Business Solutions AG, reflecting the recognition of the Swiss pension plan’s surplus in the third quarter of 2019. In addition, UBS Group is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was USD 3.8 billion lower than going concern capital of UBS Group AG consolidated as of 30 September 2019, reflecting additional tier 1 (AT1) capital of USD 4.3 billion partly offset by higher common equity tier 1 (CET1) capital of USD 0.5 billion.

–   CET1 capital of UBS AG consolidated was USD 0.5 billion higher than that of UBS Group AG consolidated as of 30 September 2019. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals at the UBS Group AG level, partly offset by differences in equity, as mentioned above.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated as of 30 September 2019, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS Group AG consolidated level.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.19
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	7,088	7,187	(100)
Operating expenses	5,743	5,942	(199)
Operating profit / (loss) before tax	1,345	1,245	100
of which: Global Wealth Management	894	877	17
of which: Personal & Corporate Banking	354	354	0
of which: Asset Management	124	124	0
of which: Investment Bank	172	165	7
of which: Corporate Center	(200)	(275)	75
Net profit / (loss)	1,051	969	82
of which: net profit / (loss) attributable to shareholders	1,049	967	82
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	2,095	1,274	821
of which: attributable to shareholders	2,101	1,280	821
of which: attributable to non-controlling interests	(6)	(6)	0
Total comprehensive income	3,146	2,243	903
of which: attributable to shareholders	3,151	2,248	903
of which: attributable to non-controlling interests	(5)	(5)	0

Balance sheet
Total assets	973,118	972,048	1,071
Total liabilities	916,768	917,271	(503)
Total equity	56,351	54,776	1,574
of which: equity attributable to shareholders	56,187	54,613	1,574
of which: equity attributable to non-controlling interests	163	163	0

Capital information
Common equity tier 1 capital	34,673	35,211	(538)
Going concern capital	50,702	46,895	3,807
Risk-weighted assets	264,626	263,777	849
Common equity tier 1 capital ratio (%)	13.1	13.3	(0.2)
Going concern capital ratio (%)	19.2	17.8	1.4
Total loss-absorbing capacity ratio (%)	33.3	32.9	0.4
Leverage ratio denominator	901,914	901,926	(11)
Common equity tier 1 leverage ratio (%)	3.84	3.90	(0.06)
Going concern leverage ratio (%)	5.6	5.2	0.4
Total loss-absorbing capacity leverage ratio (%)	9.8	9.6	0.2

As of or for the quarter ended 30.6.19			As of or for the quarter ended 31.12.18
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

7,532	7,632	(100)	6,972	7,083	(111)
5,773	5,975	(202)	6,492	6,667	(176)
1,759	1,657	102	481	416	65
874	857	17	327	316	11
390	392	(2)	644	645	(1)
124	124	0	106	105	1
427	419	8	(78)	(79)	1
(56)	(135)	79	(518)	(571)	53
1,393	1,308	85	315	273	42
1,392	1,307	85	315	272	42
1	1	0	1	1	0

1,080	1,076	4	893	895	(2)
1,086	1,082	4	892	894	(2)
(6)	(6)	0	1	1	0
2,473	2,384	89	1,208	1,168	41
2,478	2,389	89	1,207	1,166	41
(5)	(5)	0	2	2	0

968,728	968,645	83	958,489	958,055	434
915,378	916,116	(738)	905,386	905,624	(238)
53,350	52,529	821	53,103	52,432	671
53,180	52,359	821	52,928	52,256	671
170	170	0	176	176	0

34,948	35,881	(933)	34,119	34,608	(489)
49,993	46,500	3,493	46,279	42,413	3,865
262,135	261,364	772	263,747	262,840	907
13.3	13.7	(0.4)	12.9	13.2	(0.2)
19.1	17.8	1.3	17.5	16.1	1.4
33.3	33.0	0.3	31.7	31.3	0.5
911,379	911,601	(221)	904,598	904,458	140
3.83	3.94	(0.10)	3.77	3.83	(0.05)
5.5	5.1	0.4	5.1	4.7	0.4
9.6	9.5	0.1	9.3	9.1	0.2

Significant regulated subsidiary and sub-group information

Unaudited

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.9.19	30.6.19	30.9.19	30.6.19	30.9.19	30.6.19	30.9.19	30.6.19

Financial information[2,3,4]
Income statement
Total operating income	2,561	4,839	1,887	1,812	251	256	2,991	3,239
Total operating expenses	1,956	1,815	1,533	1,618	213	204	2,732	2,721
Operating profit / (loss) before tax	605	3,025	353	194	37	52	259	518
Net profit / (loss)	471	2,997	278	142	32	57	183	250
Balance sheet
Total assets	489,838	500,958	294,162	295,749	59,316	60,987	137,919	135,542
Total liabilities	438,457	450,049	281,747	283,612	54,891	56,576	109,395	106,973
Total equity	51,381	50,909	12,414	12,137	4,424	4,410	28,524	28,569

Capital[5,6]
Common equity tier 1 capital	50,458	51,261	10,875	10,654	3,528	3,543	11,868	12,900
Additional tier 1 capital	11,684	10,619	4,249	4,240	290	290	3,054	2,154
Tier 1 capital	62,142	61,880	15,124	14,894	3,818	3,833	14,923	15,055
Total going concern capital	67,267	67,485	15,124	14,894	3,818
Tier 2 capital							717	718
Total gone concern loss-absorbing capacity			10,948	10,924	1,844[7]
Total capital					3,818	3,833	15,640	15,772
Total loss-absorbing capacity			26,072	25,818	5,662

Risk-weighted assets and leverage ratio denominator[5,6]
Risk-weighted assets	297,200	294,348	97,927	96,640	14,407	13,725	52,947	53,892
Leverage ratio denominator	609,656	618,704	309,750	311,212	50,199	52,291	123,632	123,008

Capital and leverage ratios (%)[5,6]
Common equity tier 1 capital ratio	17.0	17.4	11.1	11.0	24.5	25.8	22.4	23.9
Tier 1 capital ratio					26.5	27.9	28.2	27.9
Going concern capital ratio	22.6	22.9	15.4	15.4
Total capital ratio					26.5	27.9	29.5	29.3
Total loss-absorbing capacity ratio			26.6	26.7	39.3
Leverage ratio[8]	11.0	10.9			7.6	7.3	12.1	12.2
Total loss-absorbing capacity leverage ratio			8.4	8.3	11.3

Liquidity[6,9,10]
High-quality liquid assets (billion)	76	82	65	67	14	14
Net cash outflows (billion)	56	57	49	49	9	8
Liquidity coverage ratio (%)[11,12]	137	145	132	138	161	177

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[13]			19	22

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE has become a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. For more information about the cross-border merger of UBS Limited into UBS Europe SE, refer to the “Recent developments” section of our first quarter 2019 report.    2 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    3 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS), but does not represent interim financial statements under IFRS.    4 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    5 For UBS AG and UBS Switzerland AG, based on applicable transitional arrangements for Swiss systemically relevant banks (SRBs). For UBS Europe SE, based on applicable EU Basel III rules.    6 Refer to the 30 September 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    7 Consists of positions which meet the conditions laid down in Art. 72a-b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    8 For UBS AG, on the basis of going concern capital. On the basis of tier 1 capital for UBS Europe SE and UBS Americas Holding LLC.    9 There was no local disclosure requirement for UBS Americas Holding LLC as of 30 September 2019 and 30 June 2019.    10 For UBS Europe SE, figures as of 30 September 2019 are based on a seven-month average and as of 30 June 2019 on a four-month average, rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.    11 UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.    12 UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.    13 Refer to the “Capital management” section of our Annual Report 2018 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG contribute a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG and UBS Switzerland AG as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC is provided in the 30 September 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG third quarter 2019 report, which will be available as of 25 October 2019 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.19	30.6.19	31.12.18	30.9.18	30.9.19	30.9.18
Results
Operating income	7,187	7,632	7,083	7,526	22,162	23,559
Operating expenses	5,942	5,975	6,667	5,960	17,807	18,517
Operating profit / (loss) before tax	1,245	1,657	416	1,566	4,355	5,042
Net profit / (loss) attributable to shareholders	967	1,307	272	1,142	3,343	3,834
Profitability and growth[1]
Return on equity (%)[2]	7.2	9.9	2.1	9.0	8.4	9.9
Return on tangible equity (%)[3]	8.3	11.3	2.4	10.3	9.6	11.3
Return on common equity tier 1 capital (%)[4]	10.9	14.8	3.1	13.2	12.6	14.8
Return on risk-weighted assets, gross (%)[5]	11.0	11.6	11.0	11.8	11.2	12.3
Return on leverage ratio denominator, gross (%)[5]	3.2	3.4	3.1	3.3	3.3	3.4
Cost / income ratio (%)[6]	82.2	78.2	93.4	79.1	80.1	78.4
Net profit growth (%)[7]	(15.3)	2.0		21.8	(12.8)	17.9
Resources
Total assets	972,048	968,645	958,055	950,824	972,048	950,824
Equity attributable to shareholders	54,613	52,359	52,256	51,089	54,613	51,089
Common equity tier 1 capital[8]	35,211	35,881	34,608	35,046	35,211	35,046
Risk-weighted assets[8]	263,777	261,364	262,840	256,206	263,777	256,206
Common equity tier 1 capital ratio (%)[8]	13.3	13.7	13.2	13.7	13.3	13.7
Going concern capital ratio (%)[8]	17.8	17.8	16.1	16.5	17.8	16.5
Total loss-absorbing capacity ratio (%)[8]	32.9	33.0	31.3	31.3	32.9	31.3
Leverage ratio denominator[8]	901,926	911,601	904,458	915,977	901,926	915,977
Common equity tier 1 leverage ratio (%)[8]	3.90	3.94	3.83	3.83	3.90	3.83
Going concern leverage ratio (%)[8]	5.2	5.1	4.7	4.6	5.2	4.6
Total loss-absorbing capacity leverage ratio (%)[8]	9.6	9.5	9.1	8.8	9.6	8.8
Other
Invested assets (USD billion)[9]	3,422	3,381	3,101	3,330	3,422	3,330
Personnel (full-time equivalents)[10]	47,180	47,072	47,643	47,091	47,180	47,091

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information about our performance targets.    2 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders.    3 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on common equity tier 1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    4 Calculated as net profit attributable to shareholders (annualized as applicable) divided by average common equity tier 1 capital.    5 Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average risk-weighted assets and average leverage ratio denominator, respectively.    6 Calculated as operating expenses divided by operating income before credit loss expense or recovery.    7 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of comparison period.    8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    9 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    10 As of 30 September 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 22,704; Personal & Corporate Banking: 5,093; Asset Management: 2,247; Investment Bank: 5,126; Corporate Center: 12,010.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCyB               countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Financial Market Infrastructure Act

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFTs                 securities financing transactions

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK’s exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  October 22, 2019